      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON       , 1995

                                                               FILE NO. 33-
                                                                       811-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDERTHE SECURITIES ACT OF 1933          [X]
                         PRE-EFFECTIVE AMENDMENT NO.                         [_]
                         POST-EFFECTIVE AMENDMENT NO.                        [_]

                                     AND/OR

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940      [X]
                                AMENDMENT NO.                                [_]

                PROVIDENTMUTUAL VARIABLEANNUITY SEPARATE ACCOUNT
                           (EXACT NAME OF REGISTRANT)

               PROVIDENTMUTUAL LIFE AND ANNUITYCOMPANY OF AMERICA
                              (NAME OF DEPOSITOR)

                             300 CONTINENTAL DRIVE
                                NEWARK, DE 19713
              (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

       DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE: (302) 454-5260

                               ----------------

                                                           COPY TO:
        LINDA E. SENKER, ESQ.                        STEPHEN E. ROTH, ESQ.
            LEGAL OFFICER                       SUTHERLAND, ASBILL & BRENNAN
      PROVIDENTMUTUAL LIFE AND                 1275 PENNSYLVANIA AVENUE, N.W.
     ANNUITY COMPANY OF AMERICA                      WASHINGTON, DC 20004
          1600 MARKET STREET                            (202) 383-0158
        PHILADELPHIA, PA 19103
(NAME AND ADDRESS OF AGENT FOR SERVICE)

  APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after the effective date of the Registration Statement.

        CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                    PROPOSED       PROPOSED
                                       AMOUNT       MAXIMUM        MAXIMUM      AMOUNT OF
        TITLE OF SECURITIES             BEING    OFFERING PRICE   AGGREGATE    REGISTRATION
          BEING REGISTERED           REGISTERED     PER UNIT    OFFERING PRICE     FEE
-------------------------------------------------------------------------------------------
Interest in Individual Flexible
 Premium Deferred Variable Annuity
 Contracts.........................  Indefinite*  Indefinite*        N/A         $500.00

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
* Pursuant to Rule 24-f of the Investment Company Act of 1940, the Registrant elects to register an indefinite amount of the Securities being offered.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             CROSS REFERENCE SHEET

                              PURSUANT TO RULE 495

  Showing Location in Part A (Prospectus) and Part B (Statement of Additional Information) of Registration Statement of Information Required By Form N-4.

                                     PART A

            ITEM OF FORM N-4                       PROSPECTUS CAPTION
            ----------------                       ------------------
  1. Cover Page......................... Cover Page
  2. Definitions........................ Definitions
  3. Synopsis........................... Table of Expenses; Summary
  4. Condensed Financial Information.... Condensed Financial Information;
                                          Yields and Total Returns
  5. General Description of Registrant,
      Depositor and Portfolio Companies. The Company, Variable Account and
                                          Funds
     a.  Depositor...................... The Company, Variable Account and
                                          Funds--Providentmutual Life and
                                          Annuity Company of America
     b.  Registrant..................... The Company, Variable Account and
                                          Funds--The Providentmutual Variable
                                          Annuity Separate Account
     c.  Portfolio Company.............. The Company, Variable Account and
                                          Funds
     d.  Fund Prospectus................ The Company, Variable Account and
                                          Funds
     e.  Voting Rights.................. The Company, Variable Account and
                                          Funds--Voting Rights
     f.  Administrators................. N/A
  6. Deductions and Expenses............ Charges and Deductions
     a.  General........................ Charges and Deductions
     b.  Sales Load %................... Charges and Deductions--Surrender
                                          Charge
     c.  Special Purchase Plan.......... N/A
     d.  Commissions.................... Distribution of Contracts
     e.  Expenses--Registrant........... Charges and Deductions
     f.  Fund Expenses.................. Charges and Deductions--Other Charges
                                          Including Investment Advisory Fees of
                                          the Funds
     g.  Organizational Expenses........ N/A
  7. General Description of Variable
      Annuity Contracts................. Description of Annuity Contract
     a.  (i) Allocation of Premium
          Payments...................... Premiums; Allocation of Premiums
         (ii) Transfers................. Description of Annuity Contract--
                                          Transfer Privilege; Payments
         (iii) Exchanges................ Special Exchange Program
     b.  Changes........................ Description of Annuity Contract--
                                          Modification
     c.  Inquiries...................... Description of Annuity Contract--
                                          Contract Inquiries
  8. Annuity Period..................... Payment Options
  9. Death Benefit...................... Description of Annuity Contract--Death
                                          Benefit Before Maturity Date;
                                          Payments

            ITEM OF FORM N-4                        PROSPECTUS CAPTION
            ----------------                        ------------------
 10. Purchases and Contract Value.......  Description of Annuity Contract
     a.  Purchases......................  Description of Annuity Contract--
                                           Premiums
     b.  Valuation......................  Description of Annuity Contract--
                                           Variable Account Value
     c.  Daily Calculation..............  Description of Annuity Contract--
                                           Variable Account Value
     d.  Underwriter....................  Distribution of Contracts
 11. Redemptions........................  Description of Annuity Contract
     a.  --By Owners....................  Description of Annuity Contract--
                                           Withdrawals and Surrenders; Payments
         --By Annuitant.................  Description of Annuity Contract--
                                           Proceeds on Maturity Date; Payment
                                           Options
     b.  Texas ORP......................  N/A
     c.  Delay in Payment...............  Description of Annuity Contract--
                                           Payments
     d.  Lapse..........................  Description of Annuity Contract--
                                           Contract Termination
     e.  Free Look......................  Description of Annuity Contract--Free-
                                           Look Period
 12. Taxes..............................  Federal Tax Status
 13. Legal Proceedings..................  Legal Proceedings
 14. Table of Contents of the Statement
      of Additional Information.........  Statement of Additional Information
                                           Table of Contents

                                     PART B

                                           STATEMENT OF ADDITIONAL INFORMATION
            ITEM OF FORM N-4                             CAPTION
            ----------------               -----------------------------------
 15. Cover Page.........................  Cover Page
 16. Table of Contents..................  Statement of Additional Information
                                           Table of Contents
 17. General Information and History....  See Prospectus--The Company, Variable
                                           Account and Funds
 18. Services
     a.  Fees and Expenses of
          Registrant....................  N/A
     b.  Management Contract............  N/A
     c.  Custodian......................  Safekeeping of Account Assets
     d.  Independent Public Accountant..  Experts
     e.  Assets of Registration.........  Safekeeping of Account Assets
     f.  Affiliated Persons.............  N/A
     g.  Principal Underwriter..........  See Prospectus--Distribution of
                                           Contracts
 19. Purchase of Securities Being
      Offered...........................  See Prospectus--Distribution of
                                           Contracts
 20. Underwriter........................  See Prospectus--Distribution of
                                           Contracts
 21. Calculation of Performance Data....  Calculation of Yields and Total
                                           Returns
 22. Annuity Payments...................  See Prospectus--Payment Options
 23. Financial Statements...............  Financial Statements

                                     PART A

                  INFORMATION REQUIRED TO BE IN THE PROSPECTUS

--------------------------------------------------------------------------------

         INDIVIDUAL FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT
                                   ISSUED BY
              PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY OF AMERICA,
                         A STOCK LIFE INSURANCE COMPANY
                 300 CONTINENTAL DRIVE, NEWARK, DELAWARE 19713
                           TELEPHONE: 1-800-654-7796

--------------------------------------------------------------------------------

  This Prospectus describes the individual flexible premium deferred variable annuity contract (the "Contract") being offered by Providentmutual Life and Annuity Company of America ("Providentmutual"), a stock life insurance company domiciled in Delaware which is a wholly-owned subsidiary of Provident Mutual Life Insurance Company ("PMLIC"). The Contract may be sold to or in connection with retirement plans which may or may not qualify for special Federal tax treatment under the Internal Revenue Code.

  Net Premiums and Contract Values will be allocated, as designated by the Owner, to one or more of the Subaccounts of the Providentmutual Variable Annuity Separate Account (the "Variable Account"), or the Guaranteed Account (which is part of Providentmutual's General Account and pays interest at declared rates guaranteed to equal or exceed 3%), or both. The assets of each Subaccount will be invested solely in a corresponding Portfolio of a designated mutual fund (the "Funds"). The accompanying Prospectuses for the Funds describe the Portfolios of such Funds. The Contract Account Value prior to the Maturity Date, except for amounts in the Guaranteed Account, will vary according to the investment performance of the Portfolios of the Funds in which the selected Subaccounts are invested. The Owner bears the entire investment risk of amounts allocated to the Variable Account.

  This Prospectus sets forth basic information about the Contract and the Variable Account that a prospective investor ought to know before investing. Additional information about the Contract and the Variable Account is contained in the Statement of Additional Information, which has been filed with the Securities and Exchange Commission. The Statement of Additional Information is dated the same as this Prospectus and is incorporated herein by reference. The Table of Contents for the Statement of Additional Information is on Page 38 of this Prospectus. You may obtain a copy of the Statement of Additional Information free of charge by writing to or calling Providentmutual at the address of phone number shown above.

                               ----------------

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. THIS PROSPECTUS MUST BE ACCOMPANIED BY A CURRENT PROSPECTUS FOR THE FUNDS.

                               ----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CON-TRARY IS A CRIMINAL OFFENSE.

                               ----------------

                  THE DATE OF THIS PROSPECTUS IS      , 1996.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Definitions................................................................   1
Table of Expenses..........................................................   2
Summary....................................................................   7
Condensed Financial Information............................................  10
The Company, Variable Account and Funds....................................  10
  Providentmutual Life and Annuity Company of America......................  10
  The Providentmutual Variable Annuity Separate Account....................  11
  The Funds................................................................  11
    The Market Street Fund, Inc. ..........................................  12
    Neuberger & Berman Advisers Management Trust...........................  14
    TCI Portfolios, Inc. ..................................................  15
    Van Eck Investment Trust...............................................  15
    Resolving Material Conflicts...........................................  16
    Addition, Deletion or Substitution of Investments......................  16
Description of Annuity Contract............................................  17
  Issuance of a Contract...................................................  17
  Premiums.................................................................  17
  Free-Look Period.........................................................  17
  Allocation of Premiums...................................................  18
  Variable Account Value...................................................  18
  Transfer Privilege.......................................................  19
  Withdrawals and Surrender................................................  20
  Death Benefit Before Maturity Date.......................................  22
  Proceeds on Maturity Date................................................  23
  Payments.................................................................  23
  Modification.............................................................  24
  Reports to Contract Owners...............................................  24
  Contract Inquiries.......................................................  24
The Guaranteed Account.....................................................  24
  Minimum Guaranteed and Current Interest Rates............................  24
  Transfers from Guaranteed Account........................................  25
  Payment Deferral.........................................................  25
Charges and Deductions.....................................................  25
  Surrender Charge (Contingent Deferred Sales Charge)......................  25
  Administrative Charges...................................................  27
  Transfer Processing Fee..................................................  27
  Mortality and Expense Risk Charge........................................  27
  Other Charges Including Investment Advisory Fees of the Funds............  27
  Premium Taxes............................................................  28
  Other Taxes..............................................................  28
Payment Options............................................................  28
  Election of Options......................................................  28
  Description of Options...................................................  28
Yields and Total Returns...................................................  29
Federal Tax Status.........................................................  31
  Introduction.............................................................  31
  Tax Status of the Contract...............................................  31
  Taxation of Annuities....................................................  32
  Transfers, Assignments or Exchanges of a Contract........................  34

                                                                            PAGE
                                                                            ----
  Withholding..............................................................  34
  Multiple Contracts.......................................................  34
  Taxation of Qualified Plans..............................................  34
  Possible Charge for Providentmutual's Taxes..............................  35
  Other Tax Consequences...................................................  35
Distribution of Contracts..................................................  35
Legal Proceedings..........................................................  36
Voting Rights..............................................................  36
Financial Statements.......................................................  37
Statements of Additional Information Table of Contents.....................  38

                                  DEFINITIONS

ANNUITANT....................  The person whose life determines the annuity benefits payable under the Contract and whose death determines the death benefit.

BENEFICIARY..................  The person to whom the proceeds payable on the death of the Owner or the Annuitant will be paid.

CASH SURRENDER VALUE.........  The Contract Account Value less any applicable surrender charge and any applicable Premium Tax Charge.

CONTRACT ACCOUNT VALUE.......  The sum of the Variable Account Value and the
                               Guaranteed Account Value.

CONTRACT YEARS, MONTHS, AND
ANNIVERSARIES................  Are measured from the Contract Date.

GUARANTEED ACCOUNT...........  This account is part of Providentmutual's
                               General Account and is not part of nor
                               dependent upon the investment performance of the Variable Account.

HOME OFFICE..................  Providentmutual's office at 300 Continental
                               Drive, Newark, Delaware 19713.

MATURITY DATE................  The date when the Contract Account Value will be applied under a Payment Option, unless the Owner has elected to receive a lump sum payment of the Cash Surrender Value.

NET PREMIUM..................  The premium paid less any premium tax levied for the year the premium is paid.

NON-QUALIFIED CONTRACT.......  A Contract that is not a "Qualified Contract."

OWNER........................  The person entitled to exercise all rights and privileges provided in the Contract.

QUALIFIED CONTRACT...........  A Contract that is issued in connection with plans that qualify for special Federal income tax treatment under sections 401, 403, or 408 of the Internal Revenue Code of 1986, as amended.

SUBACCOUNT...................  The Variable Account has Subaccounts; the
                               assets of each Subaccount are invested in a corresponding Portfolio of a designated mutual fund.

VALUATION DAY................  Each day on which valuation of the assets of a
                               Subaccount is required by applicable law.

VALUATION PERIOD.............  The period that starts at the close of business on one Valuation Day and ends at the close of business on the next succeeding Valuation Day.

VARIABLE ACCOUNT.............  Providentmutual Variable Annuity Separate
                               Account which is not part of Providentmutual's General Account. The Variable Account has Subaccounts each of which is invested in a corresponding Portfolio of a designated mutual fund.

WRITTEN NOTICE...............  A written request or notice in a form satisfactory to Providentmutual which is signed by the Owner and received at the Home Office.

                               TABLE OF EXPENSES

  The following information regarding expenses assumes that the entire Contract Account Value is in the Variable Account.

CONTRACT OWNER
 TRANSACTION EXPENSES
Sales Load Imposed on
 Premiums...............   none
Maximum Contingent
 Deferred Sales Charge
 (as a percentage of
 amount surrendered or
 withdrawn)(1)..........      7%
ANNUAL ADMINISTRATION
 FEE.................... $30 per Contract Year
VARIABLE ACCOUNT ANNUAL
 EXPENSES
 (as a percentage of
 Variable Account Value)
Mortality and Expense
 Risk Charges...........   1.25%
Account Fees and
 Expenses(2)............    .15%
                           ----
Total Variable Account
 Annual Expenses........   1.40%
                                     MONEY                       AGGRESSIVE
                          GROWTH    MARKET     BOND     MANAGED    GROWTH   INTERNATIONAL
                         PORTFOLIO PORTFOLIO PORTFOLIO PORTFOLIO PORTFOLIO    PORTFOLIO
                         --------- --------- --------- --------- ---------- -------------
MARKET STREET FUND
 ANNUAL EXPENSES
 (as a percentage of
 average net assets)
Management Fees
 (Investment Advisory
 Fees)..................   0.35%     0.25%     0.35%     0.40%      0.50%       0.75%
Other Expenses
 (after any expense
 reimbursement)(3)......   0.28%     0.30%     0.33%     0.27%      0.36%       0.57%
                           ----      ----      ----      ----       ----        ----
Total Fund Annual Ex-
 penses.................   0.63%     0.55%     0.68%     0.67%      0.86%       1.32%
                           HIGH     EQUITY-
                          INCOME    INCOME    GROWTH   OVERSEAS
                         PORTFOLIO PORTFOLIO PORTFOLIO PORTFOLIO
                         --------- --------- --------- ---------
VARIABLE INSURANCE
 PRODUCTS FUND
 ANNUAL EXPENSES(4)
 (as a percentage of
 average net assets)
Management Fees
 (Investment Advisory
 Fees)..................   0.61%     0.52%     0.62%     0.77%
Other Expenses
 (after any expense
 reimbursement)(3)......   0.10%     0.06%     0.07%     0.15%
                           ----      ----      ----      ----
Total Fund Annual Ex-
 penses.................   0.71%     0.58%     0.69%     0.92%

                           ASSET         INDEX        INVESTMENT
                          MANAGER         500         GRADE BOND
                         PORTFOLIO     PORTFOLIO       PORTFOLIO
                         --------- ----------------- -------------
VARIABLE INSURANCE
 PRODUCTS FUND II
 ANNUAL EXPENSES(4)
 (as a percentage of
 average net assets)
Management Fees
 (Investment Advisory
 Fees)..................   0.72%         0.00%           0.46%
Other Expenses
 (after any expense
 reimbursement)(3)......   0.08%         0.28%           0.21%
                           ----          ----            ----
Total Fund Annual Ex-
 penses.................   0.80%         0.28%           0.67%
                                                        LIMITED
                         BALANCED       GROWTH       MATURITY BOND
                         PORTFOLIO     PORTFOLIO       PORTFOLIO
                         --------- ----------------- -------------
NEUBERGER & BERMAN
 ADVISERS MANAGEMENT
 TRUST ANNUAL
 EXPENSES(4)
 (as a percentage of
 average net assets)
Management Fees
 (Investment Advisory
 Fees)..................   0.80%         0.79%           0.60%
Other Expenses
 (after any expense
 reimbursement)(3)......   0.17%         0.12%           0.13%
                           ----          ----            ----
Total Fund Annual Ex-
 penses.................   0.97%         0.91%           0.73%
                          GROWTH
                         PORTFOLIO
                         ---------
TCI PORTFOLIOS, INC.
 ANNUAL EXPENSES(4)
 (as a percentage of
  average net assets)
Management Fees
 (Investment Advisory
 Fees)..................   1.00%
Other Expenses
 (after any expense
  reimbursement)(3).....   0.00%
                           ----
Total Fund Annual Ex-
 penses.................   1.00%
                         WORLDWIDE     GOLD AND
                           BOND    NATURAL RESOURCES
                         PORTFOLIO     PORTFOLIO
                         --------- -----------------
VAN ECK WORLDWIDE
 INSURANCE TRUST
 ANNUAL EXPENSES(4)
 (as a percentage of
  average net assets)
Management Fees
 (Investment Advisory
 Fees)..................   1.00%         1.00%
Other Expenses
 (after any expense
  reimbursement)(4).....   0.23%         0.21%
                           ----          ----
Total Fund Annual Ex-
 penses.................   1.23%         1.21%

  Premium taxes may be applicable, depending on various states' laws.

  The above tables are intended to assist the Owner in understanding the costs and expenses that will be borne by the Contract Owner, directly or indirectly. The tables reflect expenses of the Variable Account as well as for the Funds for the 1994 calendar year. For a more complete description of the various costs and expenses, see "Charges and Deductions," Page 21.

--------
(1) A surrender charge is deducted only if a withdrawal or surrender occurs during the first seven Contract Years; no surrender charge is deducted for a withdrawal or surrender in Contract Years eight and later. For the first Contract Year, the maximum charge is 7% of the amount withdrawn or surrendered. Thereafter, the surrender charge decreases by 1% each subsequent Contract Year until it is zero in Contract Year eight. The maximum total surrender charge will not exceed 8 1/2% of the total gross premiums paid under the Contract. Subject to certain restrictions, after the first Contract Year up to 10% of the Contract Account Value as of the beginning of a Contract Year may be surrendered or withdrawn without charge in such Contract Year. (See "Surrender Charge," Page 21.)
(2) Asset-based administration charge.
(3) For the Fidelity Index 500 Portfolio, certain expenses were reimbursed and advisory fees waived during 1994. It is anticipated that such expense reimbursement and fee waiver arrangements will continue past the current year. Absent the expense reimbursement, the 1994 total annual expenses would have been 0.95% for the Fidelity Index 500 Portfolio. Similar expense reimbursements and fee waiver arrangements were also in place for the other Portfolios and it is anticipated that such arrangements will continue past the current year. However, no expenses were reimbursed or fees waived during 1994 for these Portfolios because the level of actual expenses and fees never exceeded the thresholds at which the reimbursement and waiver arrangements would have become operative.
(4) The fee and expense information regarding the Funds was provided by those Funds. The Variable Insurance Products Fund, the Variable Insurance Products Fund II, Neuberger & Berman Advisers Management Trust, TCI Portfolios, Inc. and Van Eck Worldwide Insurance Trust are not affiliated with Providentmutual. While Providentmutual has no reason to doubt the accuracy of these figures provided by these non-affiliated Funds, Providentmutual does not represent that they are true and complete, and disclaims all responsibility for these figures.

EXAMPLES

  An Owner would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets:

  1. If the Contract is surrendered at the end of the applicable time period:

                                                                           10
     SUBACCOUNT                                   1 YEAR 3 YEARS 5 YEARS  YEARS
     ----------                                   ------ ------- ------- -------
     MS Growth................................... $70.64 $104.18 $138.44 $273.70
     MS Money Market.............................  69.84  101.73  134.28  265.29
     MS Bond.....................................  71.14  105.70  141.04  278.92
     MS Managed..................................  71.04  105.40  140.52  277.87
     MS Aggressive Growth........................  72.93  111.19  150.33  297.48
     MS International............................  77.51  125.11  173.76  343.42
     Fidelity Equity-Income......................  70.14  102.65  135.84  268.45
     Fidelity Growth.............................  71.24  106.01  141.55  279.96
     Fidelity High Income........................  71.44  106.62  142.59  282.03
     Fidelity Overseas...........................  73.53  113.01  153.42  303.60
     Fidelity Asset Man. ........................  72.33  109.36  147.24  291.33
     Fidelity Index 500..........................  67.15   93.44  120.12  236.42
     Fidelity Investment Grade Bond..............  71.04  105.40  140.52  277.87
     Neuberger & Berman Balanced.................  74.03  114.53  155.98  308.67
     Neuberger & Berman Growth...................  73.43  112.71  152.90  302.58
     Neuberger & Berman Limited Maturity Bond....  71.64  107.23  143.63  284.11
     TCI Growth..................................  74.33  115.44  157.51  311.69
     Van Eck Global Bond.........................  76.62  122.39  169.22  334.60
     Van Eck Gold & Nat. Res.....................  76.42  121.79  168.20  332.63

  2. If the Contract is not surrendered or is annuitized at the end of the applicable time period:

                                                           3              10
     SUBACCOUNT                                   1 YEAR YEARS  5 YEARS  YEARS
     ----------                                   ------ ------ ------- -------
     MS Growth................................... $24.36 $74.96 $128.20 $273.70
     MS Money Market.............................  23.52  72.44  123.99  265.29
     MS Bond.....................................  24.88  76.54  130.82  278.92
     MS Managed..................................  24.78  76.22  130.30  277.87
     MS Aggressive Growth........................  26.77  82.19  140.21  297.48
     MS International............................  31.59  96.53  163.88  343.42
     Fidelity High Income........................  25.20  77.48  132.39  282.03
     Fidelity Equity-Income......................  23.83  73.39  125.57  268.45
     Fidelity Growth.............................  24.99  76.85  131.34  279.96
     Fidelity Asset Man. ........................  26.14  80.31  137.09  291.33
     Fidelity Index 500..........................  20.69  63.90  109.69  236.42
     Fidelity Overseas...........................  27.40  84.07  143.33  303.60
     Fidelity Inv. Grade Bond....................  24.78  76.22  130.30  277.87
     Neuberger & Berman Growth...................  27.29  83.75  142.81  302.58
     Neuberger & Berman Bond.....................  25.41  78.11  133.44  284.11
     Neuberger & Berman Balanced.................  27.92  85.63  145.92  308.67
     TCI Growth..................................  28.24  86.57  147.47  311.69
     Van Eck Worldwide Bond......................  30.65  93.74  159.29  334.60
     Van Eck Gold & N.R..........................  30.44  93.11  158.27  332.63

  The Examples provided above assume that no transfer charges or premium taxes have been assessed. The Examples also assume that the Annual Administration Fee is $40 and that the Contract Account Value per contract is $10,000, which translates the Administration Fee into an assumed .40% charge for purposes of the Examples based on a $1,000 investment.

  THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESSER THAN THOSE SHOWN. THE ASSUMED 5% ANNUAL RETURN IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURNS, WHICH MAY BE GREATER OR LESSER THAN THE ASSUMED AMOUNT.

                                    SUMMARY

THE CONTRACT

  Issuance of a Contract. The Contract is an individual flexible premium deferred variable annuity issued by Providentmutual. Contracts may be sold in connection with retirement plans which may or may not qualify for special Federal tax treatment under the Internal Revenue Code. In order to purchase a Contract, application must be made to Providentmutual through a licensed Providentmutual representative, who is also a registered representative of PML Securities Company ("PML") or a broker/dealer having a selling agreement with PML or a broker/dealer having a selling agreement with such broker/dealer. The minimum initial premium must be paid to Providentmutual. Annuity payments are deferred unit the Maturity Date. (See "Issuance of a Contract," Page 13.)

  Free-Look Period. The Owner has the right to return the Contract within 10 days after such Owner receives the Contract. The returned Contract will be treated as if it were never issued. Providentmutual will return to the Owner an amount equal to the greater of the premiums paid or the Contract Account Value plus charges deducted, except the Mortality and Expense Risk Charge, Asset-Based Administration Charge and the Funds' advisory fees and operating expenses. For Contracts sold to residents of certain states (i.e., Arizona, Minnesota and Pennsylvania), the amount returned to the Owner will be equal to the sum of: (i) the difference between the premiums paid, including any contract fees and charges and the amounts, if any, allocated to the Variable Account under the Contract; and (ii) the Variable Account Value on the date of termination. (See "Free-Look Period," Page 13.)

  Premiums. The minimum amount which Providentmutual will normally accept as an initial premium is $2,000. Subsequent premiums of not less than $100 each for Non-Qualified Contracts and $50 each for Qualified Contracts may be paid under the Contract. A Planned Periodic Premium schedule may also be selected. (See "Premiums," Page 13.)

  Allocation of Net Premiums. Net Premiums under a Contract will be allocated, as designated by the Owner, to one or more of the Subaccounts of the Variable Account or to the Guaranteed Account or to both. Except for Contracts sold to residents of states where the amount returned under the free-look provision reflects investment performance, the portion of the initial Net Premium which is to be allocated to the Variable Account will be allocated to the Money Market Subaccount for a 15-day period. At the end of that period, the amount in the Money Market Subaccount will be allocated to the chosen Subaccounts. The assets of each Subaccount will be invested solely in a corresponding Portfolio of a designated Fund. The Contract Account Value, except for amounts in the Guaranteed Account, will vary according to the investment performance of the Portfolios of the Fund in which the chosen Subaccounts are invested. Interest will be credited to amounts in the Guaranteed Account at a guaranteed minimum rate of 3% per year, or a higher current interest rate declared by Providentmutual. (See "Allocation of Premiums," Page 13.)

  Transfers. On or before the Maturity Date, the Owner may request a transfer of all or part of the amount in a Subaccount or the Guaranteed Account to another Subaccount or the Guaranteed Account subject to certain restrictions.

  The minimum amount transferred each time is specified in the Contract Schedule, or the entire amount in the Subaccount may be transferred, if less than the specified amount. Only one transfer out of the Guaranteed Account is allowed each Contract Year and must be made within 30 days of the Contract Anniversary and is limited in amount.

  Withdrawals. At any time before the earlier of the death of the Annuitant or the Maturity Date, the Owner may withdraw part of the Cash Surrender Value (Contract Account Value less any applicable Surrender Charge), subject to certain limitations. (See "Withdrawals," Page 16.)

  Surrender. Upon Written Notice received at the Home Office on or before the earlier of the death of the Annuitant or the Maturity Date, the Owner may surrender the full Contract value and receive its Cash Surrender Value (Contract Account Value less any applicable Surrender Charge). (See "Surrender," Page 17.)

  Death Benefit. If the Annuitant dies before the Maturity Date, the Beneficiary will receive a death benefit. During the first seven Contract years, the death benefit will be equal to the greater of: the premiums paid less any withdrawn amounts (including applicable surrender charges) or the Contract Account Value on the date of receipt of due proof of the Annuitant's death. After the end of the seventh Contract Year, the death benefit will be equal to the greatest of:

    1. the Contract Account Value as of the end of the seventh Contract Year plus subsequent premiums paid and less subsequent amounts withdrawn; or

    2. the Contract Account Value on the date of receipt due proof of the Annuitant's death; or

    3. the premiums paid less any withdrawn amounts (including applicable Surrender Charges).

  If so elected by the Owner according to the terms of the Contract rider, during each Contract Year after the first Contract Anniversary, through (and including) the Contract Anniversary immediately following the Annuitant's 75th birthday, the death benefit will equal the greater of:

    (1) the Contract Account Value on the date of receipt of due proof of death; or

    (2) the multiplication of 1.05 and the sum of the guaranteed death benefit as of the previous Contract anniversary plus the premiums paid during the previous Contract Year, less any withdrawals (including applicable Surrender Charges) made during the previous Contract Year.

  During each Contract Year after the Contract Anniversary immediately following the Annuitant's 75th birthday, the death benefit will equal the greater of:

    (1) the Contract Account Value on the date of receipt of due proof of death; or

    (2) the guaranteed death benefit as of the immediately preceding Contract Anniversary plus the premiums paid during the previous Contract Year, less any withdrawals including applicable Surrender Charges.

  A charge will be imposed for this rider.

If the Owner dies before the Maturity Date, the Contract Account Value (or if the owner is also the Annuitant, the death benefit) must generally be distributed to the Beneficiary within five years after the date of the Owner's death. (See "Death Benefit Before Maturity Date," Page 17.)

CHARGES AND DEDUCTIONS

  The following charges and deductions are made in connection with the
Contract:

  Surrender Charge (Contingent Deferred Sales Charge). No charge for sales expenses is deducted from premiums at the time premiums are paid. However, if a Contract has not been in force for six full Contract Years, upon surrender or for certain withdrawals a surrender charge is deducted from the amount of the surrender or withdrawal.

  For the first Contract Year, the charge is 7% of the amount withdrawn or surrendered. Thereafter, the Surrender Charge decreases by 1% each subsequent Contract Year. In no event will the total Surrender Charge on any one Contract exceed 8 1/2% of the total gross premiums paid under the Contract. (See "Surrender Charge," Page 21.)

  Annual Administration Fee. On each Contract Anniversary prior to and including the Maturity Date, and on the Maturity Date if it is not a Contract Anniversary, Providentmutual deducts an Annual Administration Fee of $30 from the Contract Account Value. The charge is also deducted upon surrender if the surrender occurs on other than the Contract Anniversary. (See "Annual Administration Fee," Page 22.)

  Mortality and Expense Risk Charge. Providentmutual deducts a daily mortality and expense risk charge to compensate it for assuming certain mortality and expense risks. On or prior to the Maturity Date, the charge is deducted from the assets of the Variable Account at an annual rate of 1.25% (approximately 0.70% for mortality risk and 0.55% for expense risks). (See "Mortality and Expense Risk Charge," Page 22.)

  Asset-Based Administration Charge. Providentmutual deducts a daily administration charge to compensate it for certain expense it incurs in administration of the Contract. On or prior to the Maturity Date, the charge is deducted from the assets of the Variable Account at an annual rate of 0.15%. (See "Asset-Based Administration Charge," Page 22.)

  Premium Taxes. If state or other premium taxes are applicable to a Contract, they will be deducted, depending upon when such taxes are paid to the taxing authority, either: (i) from premiums as they are received; or (ii) from the Contract Account Value upon a withdrawal from or surrender of the Contract or upon application of the Contract Account Value to a Payment Option. (See "Premium Taxes," Page 23.)

  Investment Advisory Fees and Other Expenses of the Funds. Because the Variable Account purchases shares of the Funds, the net assets of each Subaccount of the Variable Account will reflect the investment advisory fee incurred by the corresponding Portfolio of the Funds. For each Portfolio, an investment advisor is paid a daily fee by the Funds for its investment advisory services. The advisory fees are based on the average daily net assets of the Portfolio, and, as a result, the amount of the advisory fee will depend upon the Portfolio and the assets of such Portfolio. Each Portfolio of the Fund in which the Variable Account invests is also responsible for its own expenses. Presently, certain fees and expenses of the Funds are waived and reimbursed. (See "Other Charges Including Investment Advisory Fees of the Funds," Page 23 and the Funds' Prospectuses.)

ANNUITY PROVISIONS

  Maturity Date. On the Maturity Date, the Contract Account Value (less applicable Premium Tax) will be applied under a Payment Option, unless the Owner chooses to receive the Cash Surrender Value in a lump sum.

  Payment Options. Payments under these options do not depend upon the Variable Account's performance. The Payment Options are: Life Annuity; Life Annuity with 10 Years Guaranteed; and Alternate Income Option. (See "Payment Options," Page 23.)

FEDERAL TAX STATUS

  Generally, a distribution (including a surrender, withdrawal or death benefit payment) may result in adverse Federal income tax consequences. In certain circumstances, a 10% penalty tax may apply. For a further discussion of the Federal income status of Variable Annuity Contracts, see "Federal Tax Status," Page 26.

                        CONDENSED FINANCIAL INFORMATION

  The following condensed financial information is derived from the financial statements of the Variable Account. The data should be read in conjunction with the financial statements, related notes and other financial information included in the Statement of Additional Information. See "Financial Statements," Page 31, concerning financial statements contained in the Statement of Additional Information.

  The table below sets forth certain information regarding the Subaccounts as of December 1994.

                          UNIT VALUE  NUMBER OF UNITS  UNIT VALUE  NUMBER OF UNITS
                            AS OF    OUTSTANDING AS OF   AS OF    OUTSTANDING AS OF
  SUBACCOUNT               12/31/94      12/31/94       12/31/93      12/31/93
  ----------              ---------- ----------------- ---------- -----------------
Growth..................   $511.45       12,476.41      $506.46       3,168.61
Money Market............    513.30       16,531.43       501.47       4,652.76
Bond....................    459.55        3,487.30       493.74       1,656.64
Managed.................    482.84        8,582.76       498.70       2,536.72
Aggressive Growth.......    522.44        2,846.86       529.79         452.21
International...........    528.22       15,548.80       534.25       2,539.74
Fidelity High Income....    507.88        4,060.78       523.11         298.26
Fidelity Equity-Income..    533.64       16,111.04       505.43       2,674.86
Fidelity Growth.........    492.73       19,272.81       499.75       2,368.98
Fidelity Asset Manager..    492.38       28,637.01       531.69       2,806.80
Fidelity Index 500......    507.68        3,571.24       509.51         818.51
Fidelity Inv. Grade
 Bond...................       --              --           --             --
Fidelity Overseas.......       --              --           --             --
Neuberger Balance.......       --              --           --             --
Neuberger Growth........       --              --           --             --
Neuberger Limited Matu-
 rity Bond..............       --              --           --             --
TCI Growth..............       --              --           --             --
Van Eck Global Bond.....       --              --           --             --
Van Eck Gold & Nat Res..       --              --           --             --

                    THE COMPANY, VARIABLE ACCOUNT AND FUNDS

PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY OF AMERICA

  The Contracts are issued by Providentmutual Life and Annuity Company of America ("Providentmutual") which is a stock life insurance company incorporated under the name of Washington Square Life Insurance Company in the Commonwealth of Pennsylvania in 1958. The name of the Company was changed from Washington Square to Providentmutual in 1991 and the Company was redomiciled as a Delaware insurance company in December, 1992. Providentmutual is currently licensed to transact life insurance business in 48 states and the District of Columbia. As of December 31, 1994, Providentmutual had total assets of approximately $505 million.

  Providentmutual is a wholly-owned subsidiary of Provident Mutual Life Insurance Company ("PMLIC"). PMLIC was chartered by the Commonwealth of Pennsylvania in 1865 and at the end of 1994 had total assets of approximately $4.6 billion. PMLIC and Providentmutual entered into a Support Agreement on April 5, 1993 pursuant to which PMLIC agreed to ensure that Providentmutual's capital and surplus will be maintained at certain levels and that Providentmutual will maintain cash or cash equivalents in an amount sufficient for the payment of benefits and other contractual claims under contracts issued by PLACA. This agreement may not be modified or terminated prior to January 1, 1998, and then only under certain circumstances. Other than this Support Agreement, PMLIC is under no obligation to invest money in Providentmutual nor is it in any way a guarantor of Providentmutual's contractual obligations or obligations under the Contract.

  Providentmutual is subject to regulation by the Insurance Department of the State of Delaware as well as by the insurance departments of all other states and jurisdictions in which it does business. Providentmutual submits annual statements on its operations and finances to insurance officials in such states and jurisdictions. The forms for the Contract described in this Prospectus are filed with and (where required) approved by insurance officials in each state and jurisdiction in which Contracts are sold.

THE PROVIDENTMUTUAL VARIABLE ANNUITY SEPARATE ACCOUNT

  The Providentmutual Variable Annuity Separate Account is a separate investment account of Providentmutual, established by the Board of Directors of Providentmutual on May 9, 1991, under Pennsylvania law. Because Providentmutual later redomesticated as a Delaware Insurance Company, the Variable Account is now subject to regulation by the Delaware Insurance Department. Providentmutual has caused the Variable Account to be registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the investment Company Act of 1940 (the "1940 Act"). Such registration does not involve supervision by the SEC of the management or investment policies or practices of the Variable Account.

  The assets of the Variable Account are owned by Providentmutual. However, these assets are held separate from other assets and are not part of Providentmutual's General Account. The portion of the assets of the Variable Account equal to the reserves or other contract liabilities of the Variable Account will not be charged with liabilities that arise from any other business Providentmutual conducts. Providentmutual may transfer to its General Account any assets of the Variable Account which exceed the reserves and the Contract liabilities of the Variable Account (which will always be at least equal to the aggregate Contract value allocated to the Variable Account under the Contracts).

  The income, gains or losses, whether or not realized, from the assets of each Subaccount of the Variable Account are credited to or charged against that Subaccount without regard to any other income, gains or losses. Providentmutual may accumulate in the Variable Account the charge for expense and expense risks, mortality gains and losses and investment results applicable to those assets that are in excess of the net assets supporting the Contracts.

  The Variable Account currently has thirty-one Subaccounts nineteen of which are available under the Contracts: Growth; Money Market; Bond; Managed; Aggressive Growth; International; Fidelity High Income; Fidelity Equity-Income; Fidelity Growth; Fidelity Asset Manager; Fidelity Index 500; Fidelity Overseas; Fidelity Investment Grade Bond; Neuberger & Berman Growth; Neuberger & Berman Limited Maturity Bond; Neuberger & Berman Balanced; TCI Growth; Van Eck Global Bond; and Van Eck Gold and Natural Resources. The assets of each Subaccount are invested exclusively in shares of a corresponding Portfolio of a designated Fund.

THE FUNDS

  The Variable Account currently invests in portfolios of ten series-type mutual funds six of which are available under the Contracts: Market Street Fund, Inc.; Variable Insurance Products Fund; Variable Insurance Products Fund II; Advisers Management Trust; TCI Portfolios, Inc. and Van Eck Investment Trust (collectively, the "Funds"). Each of these Funds are registered with the SEC under the 1940 Act as an open-end diversified investment company. The SEC does not, however, supervise the management or the investment practices and policies of the Funds.

  The assets of each Fund portfolio are separate from other portfolios of that Fund and each portfolio has separate investment objective and policies. As a result, each portfolio operates as a separate investment portfolio and the investment performance of one portfolio has no effect on the investment performance of any other portfolio. Some of the Funds may, in the future, create additional portfolios. The investment experience of each of the Subaccounts of the Variable Account depends on the investment performance of its corresponding portfolio.

  Each of the Funds sells its shares to the Variable Account in accordance with the terms of a participation agreement between the Fund and Providentmutual. The termination provisions of those agreements vary. A summary of these termination provisions may be found in the Statement of Additional Information. Should an agreement between Providentmutual and a Fund terminate, the Variable Account will not be able to purchase additional shares of that Fund. In that event, Owners will no longer be able to allocate Account Values or premium payments to Subaccounts investing in portfolios of that Fund.

  Additionally, in certain circumstances, it is possible that a Fund or a portfolio of a Fund may refuse to sell its shares to the Variable Account despite the fact that the participation agreement between the Fund and Providentmutual has not been terminated. Should a Fund or a portfolio of a Fund decide not to sell its shares to Providentmutual, Providentmutual will not be able to honor requests of Owners to allocate their Account Values or premium payments to Subaccounts investing in shares of that Fund or portfolio.

  Certain Subaccounts invest in portfolios that have similar investment objectives and/or policies; therefore before choosing Subaccounts, carefully read the individual prospectuses for the Funds along with this prospectus.

THE MARKET STREET FUND, INC.

  The Growth, Money Market, Bond, Managed, Aggressive Growth and International Subaccounts invest in shares of The Market Street Fund, Inc. The Fund currently issues six "series" or classes of shares, each of which represents an interest in a separate Portfolio within the Fund: the Growth Portfolio, the Money Market Portfolio, the Bond Portfolio, the Managed Portfolio, the Aggressive Growth Portfolio and the International Portfolio. Shares of each Portfolio currently are purchased and redeemed by the corresponding Subaccount.

  The investment objectives of the Portfolios are set forth below.

  The Growth Portfolio. This Portfolio seeks intermediate and long-term growth of capital by investing in common stocks of companies believed to offer above-average growth potential over both the intermediate and the long-term. Current income is a secondary consideration.

  The Money Market Portfolio. The Money Market Portfolio seeks to provide maximum current income consistent with capital preservation and liquidity by investing in high-quality money market instruments.

  The Bond Portfolio. The Bond Portfolio seeks to generate a high level of current income consistent with prudent investment risk by investing in a diversified portfolio of marketable debt securities.

  The Managed Portfolio. The Managed Portfolio seeks to realize as high a level of long-term total rate of return as is consistent with prudent investment risk by investing in stocks, bonds, money market instruments or a combination thereof.

  The Aggressive Growth Portfolio. The Aggressive Growth Portfolio seeks to achieve a high level of long-term capital appreciation by investing in securities of a diverse group of smaller emerging companies.

  The International Portfolio. The International Portfolio seeks long-term growth of capital principally through investments in a diversified portfolio of marketable equity securities of established non-United States companies.

  The Growth Portfolio is advised by Newbold's Asset Management, Inc.; the Bond, Managed, and Aggressive Growth Portfolios are advised by Sentinel Advisors Company; and the Money Market and International Portfolios are advised by Providentmutual Investment Management Company ("PIMC"). Each of these advisers is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940. PIMC employs The Boston Company Asset Management, Inc. to provide investment advisory services in connection with the International Portfolio.

VARIABLE INSURANCE PRODUCTS FUND AND VARIABLE INSURANCE PRODUCTS FUND II


  The Fidelity Equity-Income Subaccount, Fidelity Growth Subaccount, Fidelity High Income Subaccount and Fidelity Overseas Subaccount of the Variable Account invest in shares of the Equity-Income Portfolio, Growth Portfolio, High Income Portfolio and Overseas Portfolio, respectively, of the VIP Fund. The Fidelity Asset Manager Subaccount, Fidelity Index 500 Subaccount and Fidelity Investment Grade Bond Subaccount of the Variable Account invest in shares of the Asset Manager Portfolio, Index 500 Portfolio and Investment Grade Bond Portfolio, respectively, of the VIP Fund II. (The VIP Fund and VIP Fund II have other investment Portfolios that are not offered to the Variable Account or under the Policies.) Shares of these Portfolios are purchased and redeemed by the Variable Account at net asset value without a sales charge. The Variable Account purchases shares of the Portfolios from the VIP Fund and the VIP Fund II in accordance with a participation agreement between each Fund and PMLIC. The termination provisions of these participation agreements are described below.

  The investment objectives of the Portfolios of the VIP Fund and the VIP Fund II in which the Subaccounts invest are set forth below. The investment experience of each Subaccount depends upon the investment performance of the corresponding Portfolio. There is no assurance that any Portfolio will achieve its stated objective.

 VIP Fund

  Equity-Income Portfolio. This Portfolio seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Equity-Income Portfolio considers the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield of the securities comprising the Standard and Poor's 500 Composite Stock Price Index.

  Growth Portfolio. This Portfolio seeks to achieve capital appreciation. The Growth Portfolio normally purchases common stocks, although its investments are not restricted to any one type of security. Capital appreciation may also be found in other types of securities, including bonds and preferred stocks.

  High Income Portfolio. This Portfolio seeks to obtain a high level of current income by investing primarily in high-yielding, lower-rated, fixed-income securities, while also considering growth of capital.

  Overseas Portfolio. This Portfolio seeks long term growth of capital primarily through investments in foreign securities. The Overseas Portfolio provides a means for diversification by participating in companies and economies outside of the United States.

 VIP Fund II

  Asset Manager Portfolio. This Portfolio seeks to obtain high total return with reduced risk over the long-term by allocating its assets among stocks, bonds and short-term fixed-income instruments.

  Index 500 Portfolio. This Portfolio seeks to provide investment results that correspond to the total return (i.e., the combination of capital changes and income) of common stocks publicly traded in the United States. In seeking this objective, the Index 500 Portfolio attempts to duplicate the composition and total return of the Standard and Poor's 500 Composite Stock Price Index while keeping transaction costs and other expenses low. The Portfolio is designed as a long-term investment option.

  Investment Grade Bond Portfolio. This Portfolio seeks as high a level of current income as is consistent with the preservation of capital by investing in a broad range of investment-grade fixed-income securities. The Portfolio will maintain a dollar-weighted average portfolio maturity of ten years or less.

  The Portfolios of the VIP Fund and VIP Fund II are managed by Fidelity Management & Research Company ("FMR"). On behalf of the Asset Manager Portfolio, FMR has entered into sub-advisory agreements with Fidelity Management & Research (U.K.) Inc. ("FMR (U.K.)") and Fidelity Management & Research (Far East) Inc. ("FMR Far East"), pursuant to which these entities provide research and investment recommendations with respect to companies based outside the United States. FMR (U.K.) primarily focuses on companies based in Europe while FMR Far East focuses primarily on companies based in Asia and the Pacific Basin.

  Each Portfolio utilizes Fidelity Investments Institutional Operations Company ("FIIOC"), an affiliate of FMR, to maintain the master accounts of the participating insurance companies. Under the transfer agent agreement with FIIOC, each Portfolio pays fees based on the type, size, and number of accounts in each Portfolio and the number of transactions made by shareholders of each Portfolio.

  Each Portfolio also has an agreement with Fidelity Service Co. ("Service"), an affiliate of FMR under which each Portfolio pays Service to calculate its daily share prices and to maintain the portfolio and general accounting records of each Portfolio and to administer each Portfolio's securities lending program.

NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST

  The Neuberger & Berman Balanced Subaccount, Neuberger & Berman Growth Subaccount and Neuberger & Berman Limited Maturity Bond Subaccount of the Variable Account invest in shares of the Balanced Portfolio, Growth Portfolio and Limited Maturity Bond Portfolio, respectively, of the Neuberger & Berman Advisers Management Trust ("AMT"). (AMT has other investment portfolios that are not offered to the Variable Account or under the Policies.) Shares of these Portfolios are purchased and redeemed by the Variable Account at net asset value without a sales charge. The Variable Account purchases shares of the Portfolios from AMT in accordance with a participation agreement between AMT and PMLIC. The termination provisions of these participation agreements are described below.

  Each Portfolio of AMT invests all of its net investable assets in its corresponding Series (each, a "Series") of Advisers Managers Trust ("Managers Trust"), an open-end management investment company. Each Series invests in securities in accordance with an investment objective, policies and limitations identical to those of its corresponding Portfolio. This "master/feeder fund" structure is different from that of many other investment companies which directly acquire and manage their own portfolios of securities. For more information regarding this structure, see the prospectus for AMT.

  In that the investment objective of each Portfolio matches that of its corresponding Series, the following describes the investment objective of each Series underlying the Portfolio of AMT in which the Subaccounts will invest. The investment experience of each Subaccount depends upon the investment performance of its corresponding Portfolio. There is no assurance that any Portfolio will achieve its stated objective.

  Balanced Portfolio. The Series corresponding to this Portfolio seeks long-term capital growth and reasonable current income without undue risk to principal through investment of a portion of its assets in common stocks and a portion of its assets in debt securities.

  Growth Portfolio. The Series corresponding to this Portfolio seeks capital appreciation without regard to income through investments in common stocks of companies that the investment adviser believes will have the maximum potential for long-term capital appreciation.

  Limited Maturity Bond Portfolio. The Series corresponding to this Portfolio seeks the highest current income consistent with low risk to principal and liquidity through investment in a diversified portfolio of fixed and variable debt securities with a short to intermediate term.

  The Investment Adviser for the Series of Managers Trust corresponding to the Balanced, Growth and Limited Maturity Bond Portfolios of AMT is Neuberger & Berman Management, Incorporated. The

Investment Adviser retains Neuberger & Berman, without cost to AMT, as sub-adviser to furnish it with investment recommendations and research information.

TCI PORTFOLIOS, INC.

  The Variable Account has nineteen Subaccounts available under the Contracts, one of which invests exclusively in shares of a Portfolio of the TCI Portfolios, Inc. ("TCI"). TCI is a "series" type mutual fund registered with the SEC as a diversified open-end management investment company issuing a number of series or classes of shares, each of which represents an interest in a Portfolio of TCI.

  The TCI Growth Subaccount of the Variable Account invests in shares of the TCI Growth Portfolio of TCI. (TCI has other investment portfolios that are not offered to the Variable Account or under the Contracts.) Shares of the TCI Growth Portfolio are purchased and redeemed by the Variable Account at net asset value without a sales charge. The Variable Account purchases shares of TCI Growth Portfolio from TCI in accordance with a participation agreement between TCI and Providentmutual. The termination provisions of these participation agreements are described below.

  TCI Growth Portfolio seeks capital growth by investing primarily in common stocks that are considered by management to have better-than-average prospects for appreciation. There is no assurance that TCI Growth Portfolio will achieve its stated objective.

  The investment adviser for the TCI Growth Portfolio is Investors Research Corporation ("Investors Research"). As compensation for its services, Investors Research receives a fee at the end of each month at an annual rate of 1% of the average net assets of the TCI Growth Portfolio.

VAN ECK INVESTMENT TRUST

  The Variable Account has nineteen Subaccounts available under the Contracts, two of which invest exclusively in shares of Portfolios of Van Eck Investment Trust (the "Van Eck Trust"). The Van Eck Trust is a "series" type mutual fund registered with the SEC as a diversified open-end management investment company issuing a number of series or classes of shares, each of which represents an interest in a Portfolio of Van Eck Trust.

  The Van Eck Global Bond Subaccount and the Van Eck Gold and Natural Resources Subaccount of the Variable Account invest in shares of the Van Eck Global Bond Portfolio and the Van Eck Gold and Natural Resources Portfolio, respectively, of Van Eck Trust. Shares of the Van Eck Global Bond Portfolio and the Gold and Natural Resources Portfolio are purchased and redeemed by the Variable Account at net asset value without a sales charge. The Variable Account purchases shares of the Portfolio from Van Eck Trust in accordance with a participation agreement between the Trust and Providentmutual. The termination provisions of this participation agreement are described below.

  The investment objectives of the Portfolios of Van Eck Trust are set forth below. The investment experience of each Subaccount depends upon the investment performance of its corresponding Portfolio. There is no assurance that these Portfolios will achieve their stated objectives.

  Van Eck Global Bond Portfolio seeks high total return through a flexible policy of investing globally, primarily in debt securities.

  Van Eck Gold and Natural Resources Portfolio seeks long-term appreciation by investing in equity and debt securities of companies engaged in the exploration, development, production and distribution of gold and other natural resources such as strategic and other metals, minerals, forest products, oil, natural gas and coal. Current income is not an investment objective.

  The investment adviser for the Van Eck Global Bond Portfolio and the Gold and Natural Resources Portfolio is Van Eck Associates Corporation ("Van Eck Associates").

  THERE IS NO ASSURANCE THAT THE STATED OBJECTIVES AND POLICIES OF ANY OF THE FUNDS WILL BE ACHIEVED.

  More detailed information concerning the investment objectives, policies and restrictions pertaining to the Funds and the expenses, investment advisory services and charges and the risks attendant to investing in the Portfolios and other aspects of their operations can be found in the current Prospectus for each Fund which accompany this prospectus and the current Statement of Additional Information for each Fund. The Fund prospectuses should be read carefully before any decision is made concerning the allocation of premium payments or transfers among the Subaccounts.

  You should note that, except for the Portfolios of the Market Street Fund, not all of the Portfolios described in the Prospectuses for the Funds are available with the Contract. Moreover, Providentmutual cannot guarantee that each Fund will always be available for its variable annuity contracts, but in the unlikely event that a Fund is not available, Providentmutual will do everything reasonably practicable to secure the availability of a comparable fund. Shares of each Portfolio are purchased and redeemed at net asset value, without a sales charge.

RESOLVING MATERIAL CONFLICTS

  The Market Street Fund presently serves as an investment medium for variable life policies and variable annuity contracts issued by PMLIC and Providentmutual. At some later date that Fund may serve as an investment medium for other variable life policies and variable annuity contracts issued by PMLIC and may be made available as an investment medium for variable contracts issued by other insurance companies, including affiliated and unaffiliated companies of PMLIC.

  The VIP Fund and VIP Fund II are also used as investment vehicles for variable life insurance policies and variable annuity contracts issued by PMLIC and Providentmutual. AMT, TCI and Van Eck Trust are used as investment vehicles for variable life insurance policies issued by PMLIC and Providentmutual. In addition, the Funds, other than Market Street Fund, are used by registered separate accounts of insurance companies, other than PMLIC or its affiliates, offering variable annuity contracts and variable life insurance policies.

  Providentmutual currently does not foresee any disadvantages to Owners resulting from the Funds selling shares to fund products other than Providentmutual contracts. However, there is a possibility that a material conflict may arise between Owners whose policy values are allocated to the Variable Account and the owners of variable life insurance policies and variable annuity contracts issued by such other companies whose values are allocated to one or more other separate accounts investing in any one of the Funds. In the event of a material conflict, Providentmutual will take any necessary steps, including removing the Variable Account from that Fund, to resolve the matter. The Board of Directors of each Fund will monitor events in order to identify any material conflicts that possibly may arise and determine what action, if any, should be taken in response to those events or conflicts. See each individual Fund prospectus for more information.

  A full description of the Portfolios of the Funds, their investment objectives and policies, their risks, expenses, and all other aspects of their operation is contained in the accompanying Prospectuses for the Funds, which should be read carefully together with this Prospectus before investing.

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

  Providentmutual reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Variable Account or that the Variable Account may purchase. If the shares of a Portfolio of the Fund are no longer available for investment or if in Providentmutual's judgment further investment in any Portfolio should become inappropriate in view of the purposes of the Variable Account, Providentmutual may redeem the shares, if any, of that Portfolio and substitute shares of another registered open-end management company. Providentmutual will not substitute any shares attributable to a Contract's interest in a Subaccount of the Variable Account without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.

  Providentmutual also reserves the right to establish additional Subaccounts of the Variable Account, each of which would invest in shares corresponding to a new Portfolio of the Fund or in shares of another investment company having a specified investment objective. Subject to applicable law and any required SEC approval, Providentmutual may, in its sole discretion, establish new Subaccounts or eliminate one or more Subaccounts if marketing needs, tax considerations or investment conditions warrant. Any new Subaccounts may be made available to existing Contract Owners on a basis to be determined by Providentmutual.

  If any of these substitutions or charges are made, Providentmutual may by appropriate endorsement change the Contract to reflect the substitution or change. If Providentmutual deems it to be in the best interest of Contract Owners and Annuitants, and subject to any approvals that may be required under applicable law, the Variable Account may be operated as a management company under the 1940 Act, it may be deregistered under that Act if registration is no longer required, or it may be combined with other Providentmutual separate accounts.

                        DESCRIPTION OF ANNUITY CONTRACT

ISSUANCE OF A CONTRACT

  In order to purchase a Contract, application must be made to Providentmutual through a licensed representative of Providentmutual, who is also a registered representative of PML Securities Company ("PML") or a broker-dealer having a selling agreement with PML or a broker/dealer having a selling agreement with such broker/dealer. Contracts may be sold to or in connection with retirement plans which to not qualify for special tax treatment (Non-Qualified Plans) as well as retirement plans that qualify for special tax treatment under the Internal Revenue Code (Qualified Plans).

PREMIUMS

  The minimum initial premium which Providentmutual will normally accept is $2,000. Subsequent premium payments may be paid under the Contract at any time during the Annuitant's lifetime and before the Maturity Date and must be for at least $100 each for Non-Qualified Contracts and $50 each for Qualified Contracts.

  At the time of application, a Planned Periodic Premium schedule may be selected based on a periodic billing mode of annual, semi-annual, or quarterly payment. The Owner will receive a premium reminder notice at the specified interval. The Owner may change the Planned Periodic Premium frequency and amount. Also, under the Automatic Payment Plan, the Owner can select a monthly payment schedule pursuant to which premium payments will be automatically deducted from a bank account or other source rather than being "billed."

FREE-LOOK PERIOD

  The Contract provides for an initial "free-look" period. The Owner has the right to return the Contract within 10 days after such Owner receives the Contract. When Providentmutual receives the returned Contract at its Home Office, it will be canceled and Providentmutual will refund to the Owner an amount equal to the greater of: (a) the premiums paid under the Contract; and
(b) the sum of (i) the Contract Account Value as of the earlier of the date the returned Contract is received by Providentmutual at its Home Office or by the Providentmutual representative through whom the Contract was purchased; plus
(ii) the amount of any charges deducted from the Variable Account except the Mortality and Expense Risk Charge, Asset-Based Administration Charge and the Funds' advisory fees and operating expenses. For contracts sold to residents of certain states (i.e., Arizona, Minnesota and Pennsylvania), the amount returned to the Owner will be equal to the sum of: (i) the difference between the premiums paid, including any contract fees and charges, and the amounts, if any, allocated to the Variable Account under the Contract; and (ii) the Variable Account Value

(or, in Pennsylvania, if there is no Variable Account Value, the reserve for the Contract on the date the Contract is cancelled attributable to the amounts allocated to the Variable Account.)

ALLOCATION OF PREMIUMS

  If the application for a Contract is properly completed and is accompanied by all the information necessary to process it, including payment of the initial premium, the initial Net Premium (premium less deduction of any required premium tax) will be allocated between the Money Market Subaccount and the Guaranteed Account within two business days of receipt of such premium by Providentmutual at its Home Office. If the application is not properly completed, Providentmutual will retain the premium for up to five business days while it attempts to complete the application. If the application is not complete at the end of the 5-day period, Providentmutual will inform the applicant of the reason for the delay and the initial premium will be returned immediately, unless the applicant specifically consents to Providentmutual retaining the premium until the application is complete. Once the application is complete, the initial Net Premium will be allocated within two business days.

  At the time of application, the Owner selects how the initial Net Premium is to be allocated among the Subaccounts and the Guaranteed Account. When, as described above, Net Premium is allocated, the portion of the initial Net Premium which is to be allocated to the Subaccounts of the Variable Account will be allocated to the Money Market Subaccount for a 15-day period. After the expiration of such 15-day period, the amount in the Money Market Subaccount will be allocated to the chosen Subaccounts based on the proportion that the allocation percentage for such Subaccount bears to the sum of the Subaccount allocation percentages. Any subsequent Net Premiums will be allocated at the end of the Valuation Period in which the subsequent premium is received by Providentmutual in the same manner, unless the allocation percentages are changed. Premiums will be allocated in accordance with the allocation schedule in effect at the time the premium payment is received.

  For contracts sold to residents of states where the amount of the premium returned during the "Free-Look Period" as described above reflects the investment performance of the Variable Account, (i.e., Arizona, Minnesota and Pennsylvania) the portion of the initial Net Premium for such Contract which is to be allocated to the Variable Account will not automatically be allocated to the Money Market Subaccount for the 15-day period but instead will be credited to the chosen Subaccounts of the Variable Account within 2 or 5 business days of receipt of such premium.

  The values of the Subaccounts of the Variable Account will vary with the investment experience of the Subaccounts, and the Owner bears the entire investment risk. Owners should periodically review their allocation schedule for premiums in light of market conditions and the Owner's overall financial objectives.

VARIABLE ACCOUNT VALUE

  The Variable Account Value will reflect the investment experience of the chosen Subaccounts of the Variable Account, any premiums paid, any withdrawals, any surrenders, any transfers, and any charges assessed in connection with the Contract. There is no guaranteed minimum Variable Account Value, and, because a Contract's Variable Account Value on any future date depends upon a number of variables, it cannot be predetermined.

  Calculation of Variable Account Value. The Variable Account Value is determined on each Valuation Date. The value will be the aggregate of the values attributable to the Contract in each of the Subaccounts, determined for each Subaccount by multiplying the Subaccount's Unit Value on the relevant Valuation Date by the number of Subaccount units allocated to the Contract.

  Determination of Number of Units. Any amounts allocated to the Subaccounts will be converted into units of the Subaccount. The number of units to be credited to the Contract is determined by dividing the dollar amount being allocated to the Subaccount by the Unit Value for that Subaccount at the end of the

Valuation Period during which the amount was allocated. The number of units in any Subaccount will be increased at the end of the Valuation Period by any premiums allocated to the Subaccount during the current Valuation Period and by any transfers to the Subaccount from another Subaccount or from the Guaranteed Account during the current Valuation Period. The number of units in any Subaccount will be decreased at the end of the Valuation Period by any amounts transferred from the Subaccount to another Subaccount or the Guaranteed Account during the current Valuation Period and any surrender charge upon a withdrawal or surrender and the Annual Administration Fee assessed in connection with the Contract during the current Valuation Period.

  Determination of Unit Value. The Unit Value for each Subaccount's first Valuation Period is set at $500. The Unit Value for a Subaccount is calculated for each subsequent Valuation Period by multiplying the Unit Value at the end of the immediately preceding Valuation Period by the Net Investment Factor for the Valuation Period for which the value is being determined.

  Net Investment Factor. The Net Investment Factor is an index that measures the investment performance of a Subaccount from one Valuation Period to the next. Each Subaccount has its own Net Investment Factor, which may be greater or less than one. The Net Investment Factor for each Subaccount for a Valuation Period equals 1 plus the fraction obtained by dividing (a) by (b) where:

    (a) is the net result of:

      1. the investment income, dividends, and capital gains, realized or unrealized, credited during the current Valuation Period; plus

      2. any amount credited or released from reserves for taxes attributable to the operation of the Subaccount; minus

      3. the capital losses, realized or unrealized, charged during the current Valuation Period; minus

      4. any amount charged for taxes or any amount set aside during the Valuation Period as a reserve for taxes attributable to the operation or maintenance of the Subaccount; minus

      5. the amount charged for mortality and expense risk for that Valuation Period; minus

      6. the amount charged for administration for that Valuation Period;
         and

    (b) is the value of the assets in the Subaccount at the end of the preceding Valuation Period, adjusted for allocations and transfers to and withdrawals and transfers from the Subaccount occurring during that preceding Valuation Period.

TRANSFER PRIVILEGE

  Before the Maturity Date, an Owner may transfer all or a part of an amount in the Subaccount(s) to another Subaccount(s) or to the Guaranteed Account, or transfer a part of an amount in the Guaranteed Account to the Subaccount(s), subject to these general restrictions and the additional restrictions below. The minimum transfer amount must be the lesser of $500 or the entire amount in that Subaccount or the Guaranteed Account. A transfer request that would reduce the amount in a Subaccount or the Guaranteed Account below $500 may, at Providentmutual's discretion, be treated as a transfer request for the entire amount in that Subaccount or the Guaranteed Account.

  The transfer will be made on the day Written Notice requesting such transfer is received by Providentmutual. There is no limit on the number of transfers which can be made between Subaccounts or to the Guaranteed Account. However, only one transfer may be made from the Guaranteed Account each Contract Year (See "Transfers from Guaranteed Account", Page 21).

  Telephone Transfers. Transfers will be made based upon instructions given by telephone, provided the appropriate election has been made at the time of application or proper authorization is provided to Providentmutual. Providentmutual reserves the right to suspend telephone transfer privileges at any time, for any class of Contracts, for any reason.

  Providentmutual will employ reasonable procedures to confirm that instructions communicated by telephone are genuine and if it follows such procedures it will not be liable for any losses due to unauthorized or fraudulent instructions. Providentmutual, however, may be liable for such losses if it does not follow those reasonable procedures. The procedures Providentmutual will follow for telephone transfers include requiring some form of personal identification prior to acting on instructions received by telephone, providing written confirmation of the transaction and making a tape-recording of the instructions given by telephone.

  Dollar Cost Averaging. Dollar Cost Averaging is a program which, if elected, enables the Owner of a Contract to systematically and automatically transfer, on a monthly basis, specified dollar amounts from a designated Subaccount to the Contract's other Subaccounts. By allocating on a regularly scheduled basis as opposed to allocating the total amount at one particular time, an Owner may be less susceptible to the impact of market fluctuations. Providentmutual, however, makes no guarantee that Dollar Cost Averaging will result in a profit or protect against loss.

  Dollar Cost Averaging may be elected for a period from 6 to 36 months. To qualify for Dollar Cost Averaging, the following minimum amount must be allocated to the designated Subaccount: 6 months--$3,000; 12 months--$6,000; 24 months--$12,000; 36 months--$18,000. At least $500 must be transferred from the designated Subaccount each month. The amount required to be allocated to the designated Subaccount can be made an initial or subsequent investment or by transferring amounts into the designated Subaccount from the other Subaccounts or from the Guaranteed Account (which may be subject to certain restrictions) (See. "Transfers from Guaranteed Account," Page 21.)

  Election into this program may occur at the time of application by completing the authorization on the application or at any time after the Contract is issued by properly completing the election form and returning it to the Company by the beginning of the month and ensuring that the required minimum amount is in the designated Subaccount, Dollar Cost Averaging transfers may not commence until the later of (a) 30 days after the Contract Date and (b) five days after the end of the free look period.

  Once elected, transfers from the designated Subaccount will be processed monthly until the number of designated transfers have been completed, or the value of the designated Subaccount is completely depleted, or the Owner instructs Providentmutual in writing to cancel the monthly transfers.

  Providentmutual reserves the right to discontinue offering automatic transfers upon 30 days' written notice to the Owner.

WITHDRAWALS AND SURRENDER

  Withdrawals. At any time before the earlier of the death of the Annuitant or the Maturity Date, an Owner may withdraw part of the Cash Surrender Value. The minimum amount which may be withdrawn is $500; the maximum amount is that which would leave a cash surrender value of less than $2,000. A withdrawal request which would reduce the amount in a Subaccount or in the Guaranteed Account below $500 will be treated as a request for full withdrawal of the amount in that Subaccount or the Guaranteed Account. Providentmutual will withdraw the amount requested from the Contract Account Value on the day Written Notice for the withdrawal is received at its Home Office. Any applicable Surrender Charge will be deducted from the remaining Contract Account Value. (See "Surrender Charge," Page 21.)

  The Owner may specify the amount to be withdrawn from certain Subaccounts or the Guaranteed Account for the withdrawal. If the Owner does not so specify or the amount in the designated Subaccounts or Guaranteed Account is inadequate to comply with the request, the withdrawal will be made from each Subaccount and the Guaranteed Account based on the proportion that the value is such account bears to the Contract Account Value immediately prior to the withdrawal.

  A withdrawal may have adverse Federal income tax consequences. (See "Taxation of Annuities," Page 27.)

  Systematic Withdrawals. The Systematic Withdrawal Plan enables the Owner of a Contract to pre-authorize a periodic exercise of the withdrawal right described in the Contract. The Owner may elect the plan at the time of application by completing the authorization on the application form and making a minimum initial premium payment of $15,000 or by properly completing the election form after a Contract is issued if it has a Contract Account Value of $15,000. Certain Federal income tax consequences may apply to systematic withdrawals from the Contract and the Owner should, therefore, consult with his or her tax advisor before requesting any Systematic Withdrawal Plan.

  Contract Owners entering into the plan instruct Providentmutual to withdraw a level dollar amount from the Contract on a monthly or quarterly basis. The minimum distribution requested must be for at least $100 monthly or at least $300 quarterly. The maximum amount which can be withdrawn under the plan each year is 10% of the Contract Account Value as of the beginning of the Contract Year in which the plan is elected or 10% of the initial premium paid if elected at the time of application. Providentmutual will notify the Owner of the total amount to be withdrawn in a subsequent Contract Year will exceed 10% of the Contract Account Value as of the beginning of such Contract Year. Unless the Owner instructs Providentmutual to reduce the withdrawal amount for that year so that it does not exceed the 10% limit, Providentmutual will continue to process withdrawals for the designated amount. Once the amount of the withdrawals exceeds the 10% limit, Providentmutual will deduct the applicable Surrender Charge from the remaining payments made during that Contract Year. (See "Surrender Charge," Page 21.)

  Providentmutual will pay the Owner the amount requested each month or quarter and cancel units equal to the amount withdrawn from the Subaccounts and the Guaranteed Account based on the proportion that the value in such Subaccount or Guaranteed Account bears to the Contract Account Value immediately prior to the withdrawal. In the event that the amount to be withdrawn exceeds the Subaccount's Value, Providentmutual will process the withdrawal for the amount available and will contact the Owner for further instructions.

  Each payment under the Systematic Withdrawal Plan of less than 10% of the Contract Account Value as of the beginning of such Contact Year is not subject to a Surrender Charge. However, notwithstanding the rules ordinarily governing the imposition of a Surrender Charge (See "Surrender Charge," Page 21), any other withdrawal in a year when the Systematic Withdrawal Plan has been utilized will be subject to the Surrender Charge. If an additional withdrawal is made from a Contract participating in the plan, systematic withdrawals will automatically terminate and may only be reinstated on or after the beginning of the next Contract Year pursuant to a new request.

  Systematic withdrawals may be discontinued by the Owner at any time upon written request to Providentmutual. Providentmutual reserves the right to discontinue offering systematic withdrawals upon 30 days' written notice to Owners.

  Surrender. At any time before the earlier of the death of the Annuitant or the Maturity Date, the Owner may request a surrender of the Contract for its Cash Surrender Value (Contract Account Value less any applicable Surrender Charge). The proceeds paid to the Contract Owner will equal the amount of the surrender less the Surrender Charge and any withholding or premium taxes. (See "Surrender Charge," Page 21.) The Cash Surrender Value will be determined on the date Written Notice of Surrender and the Contract are received at Providentmutual's Home Office. The Cash Surrender Value will be paid in a lump sum unless the Owner requests payment under a Payment Option. A surrender may have adverse Federal income tax consequences. (See "Taxation of Annuities." Page 27.)

  Restrictions on Distributions from Certain Contracts. There are certain restrictions on surrenders of and withdrawals from Contracts used as funding vehicles for Internal Revenue Code 403(b) retirement plans. Section 403(b)(11) of the Internal Revenue Code of 1986, as amended, restricts the distribution under Section 403(b) annuity contracts of: (i) elective contributions made in years beginning after December 31, 1988; (ii) earnings on those contributions; and (iii) earnings in such years on amounts held as of the last year beginning before January 1, 1989. Distributions of those amounts may only occur upon the death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

  Contract Termination. Providentmutual may end this Contract and pay the Cash Surrender Value to the Owner if, before the Maturity Date, all of these events simultaneously exist;

  1. no premiums have been paid for at least two years;

  2. the Contract Account Value is less than $2,000; and

  3. the total premiums paid, less any partial withdrawals, is less than $2,000.

  Providentmutual will mail the Owner a notice of its intention to end the Contract at least six months in advance. The Contract will automatically terminate on the date specified in the notice, unless Providentmutual receives an additional premium payment before the termination date specified in the notice. This additional premium payment must be for at least the required minimum amount. (Termination of the Contract under this provision is not permitted in New Jersey.)

DEATH BENEFIT BEFORE MATURITY DATE

  Death of Annuitant. If the Annuitant dies before the Maturity Date, Providentmutual will pay the death benefit under the Contract to the Beneficiary. During the first seven Contract Years, the death benefit is equal to the greater of: the premiums paid, less any withdrawals (including applicable surrender charges); or the Contract Account Value on the date Providentmutual receives due proof of Annuitant's death. After the end of the seventh Contract Year, the death benefit is equal to the greatest of:

    1. the Contract Account Value as of the end of the seventh Contract Year plus subsequent premiums paid and less subsequent amounts withdrawn; or

    2. the Contract Account Value on the date Providentmutual receives due proof of the Annuitant's death; or

    3. the premiums paid, less any withdrawals (including applicable Surrender Charges).

  If so elected by the Owner according to the terms of the Contract rider, during each Contract Year after the first Contract Anniversary, through (and including) the Contract Anniversary immediately following the Annuitant's 75th birthday, the death benefit will equal the greater of:

    (1) the Contract Account Value on the date of receipt of due proof of death; or

    (2) the multiplication of 1.05 and the sum of the guaranteed death benefit as of the previous Contract anniversary plus the premiums paid during the previous Contract Year, less any withdrawals (including applicable Surrender Charges) made during the previous Contract Year.

  During each Contract year after the Contract Anniversary immediately following the Annuitant's 75th birthday, the death benefit will equal the greater of:

    (1) the Contract Account Value on the date of receipt of due proof of death; or

    (2) the guaranteed death benefit as of the immediately preceding Contract Anniversary plus the premiums paid during the previous Contract Year, less any withdrawals including applicable Surrender Charges.

  A charge will be imposed for this rider.

There is no death benefit payable if the Annuitant dies after the Maturity Date. The proceeds will be paid to the Beneficiary in a lump sum unless the Owner or Beneficiary elects a Payment Option. If the Annuitant is the Owner, the proceeds must be distributed in accordance with the rules set forth below in "Death of Owner" for the death of an Owner before the Maturity Date.

  Death of Owner. If an Owner dies before the Maturity Date, Federal tax law requires (for a Non-Qualified Contract) that the Contract Account Value (or if the Owner is the Annuitant, the proceeds payable upon the Annuitant's death) be distributed to the Beneficiary within five years after the date of the Owner's death. If an Owner dies on or after the Maturity Date, any remaining payments must be distributed at least as rapidly as under the Payment Option in effect on the date of such Owner's death.

  These distribution requirements will be considered satisfied as to any portion of the proceeds payable to or for the benefit of a designated Beneficiary, and which is distributed over the life (or a period not exceeding the life expectancy) of that Beneficiary, provided that such distributions begin within one year of the Owner's death. However, if the Owner's spouse is the designated Beneficiary, the Contract may be continued with such surviving spouse as the new Owner. If the Contract has joint owners, the surviving joint owner will be the designated Beneficiary. Joint owners must be husband and wife as of the Contract Date.

  If the Owner is not an individual, the Annuitant, as determined in accordance with Section 72(s) of the Internal Revenue Code, will be treated as Owner for purposes of these distribution requirements, and any changes in the Annuitant will be treated as the death of the Owner.

  Other rules may apply to a Qualified Contract.

PROCEEDS ON MATURITY DATE

  The maturity Date is selected by the Owner, subject to Providentmutual's approval and state law.

  On the Maturity Date, the proceeds will be applied under the Life Annuity with Ten Year Certain Payment Option, unless the Owner chooses to have the proceeds paid under another Payment Option or in a lump sum. If a Payment Option is elected, the amount which will be applied is the Contract Account Value; if a lump sum payment is chosen, the amount paid will be the Cash Surrender Value on the Maturity Date.

  The Maturity Date may be changed subject to these limitations: the Owner's Written Notice must be received at the Home Office at least 30 days before the current Maturity Date; the requested Maturity Date must be a date that is at least 30 days after receipt of the Written Notice; and the requested Maturity Date must be not later than the first day of the month after the Annuitant's 90th birthday, or any earlier date required by law.

PAYMENTS

  Any withdrawal, Cash Surrender Value, or death benefit will usually be paid within seven days of receipt of written request or receipt and filing of due proof of death. However, payments may be postponed if:

  1. the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on the exchange is restricted as determined by the SEC; or

  2. the SEC permits by an order the postponement for the protection of policyowners; or

  3. the SEC determines that an emergency exists that would make the disposal of securities held in the Variable Account or the determination of the value of the Variable Account's net assets not reasonably practicable.

  If a recent check or draft has been submitted, Providentmutual has the right to defer payment until such check or draft has been honored.

  Providentmutual has the right to defer payment of any withdrawal, cash surrender, or transfer from the Guaranteed Account for up to six months from the date of receipt of Written Notice for a withdrawal, surrender, or transfer. If payment is not made within 30 days after receipt of documentation necessary to complete the transaction, or such shorter period required by a particular jurisdiction, interest will be added to the amount paid from the date of receipt of documentation at 3% or such higher rate required for a particular state.

MODIFICATION

  Upon notice to the Owner, Providentmutual may modify the Contract, but only if such modification:

  1. is necessary to make the Contract or the Variable Account comply with any law or regulation issued by a governmental agency to which Providentmutual is subject; or

  2. is necessary to assure continued qualification of the Contract under the Internal Revenue Code or other Federal or state laws relating to retirement annuities or variable annuity contracts; or

  3. is necessary to reflect a change in the operation of the Variable
     Account; or

  4. provides additional Variable Account and/or fixed accumulation options.

  In the event of any such modifications, Providentmutual will make appropriate endorsement to the Contract.

REPORTS TO CONTRACT OWNERS

  At least annually, Providentmutual will mail to each Contract Owner, at such Owner's last known address of record, a report containing the Contract Account Value and Cash Surrender Value of the Contract and any further information required by and applicable law or regulation. The information will be as of a date not more than two months prior to the date of mailing.

CONTRACT INQUIRIES

  Inquiries regarding a Contract may be made by writing to Providentmutual at its Home Office, 300 Continental Drive, Newark, Delaware 19713.

                             THE GUARANTEED ACCOUNT

  An Owner may allocate some or all of the Net Premiums and transfer some or all of the Contract Account Value to the Guaranteed Account, which is part of Providentmutual's General Account and pays interest at declared rates guaranteed for each calendar year (subject to a minimum guaranteed interest rate of 3%). The principal, after deductions, is also guaranteed. Providentmutual's General Account supports its insurance and annuity obligations. The Guaranteed Account has not, and is not required to be, registered with the SEC under the Securities Act of 1933, and neither the Guaranteed Account nor Providentmutual's General Account has been registered as an investment company under the Investment Company Act of 1940. Therefore, neither Providentmutual's General Account, the Guaranteed Account, nor any interests therein are generally subject to regulation under the 1933 Act or the 1940 Act. The disclosures relating to these accounts which are included in this Prospectus are for your information and have not been reviewed by the SEC. However, such disclosures may be subject to certain generally applicable provisions of Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

  The portion of the Contract Account Value allocated to the Guaranteed Account will be credited with rates of interest, as described below. Since the Guaranteed Account is part of Providentmutual's General Account,
Providentmutual assumes the risk of investment gain or loss on this amount. All assets in the General Account are subject to Providentmutual's general liabilities from business operations.

MINIMUM GUARANTEED AND CURRENT INTEREST RATES

  The Guaranteed Account Value is guaranteed to accumulate at a minimum effective annual interest rate of 3%. Providentmutual intends to credit the Guaranteed Account Value with current rates in excess of the minimum guarantee but is not obligated to do so. These current interest rates are influenced by, but do not necessarily correspond to, prevailing general market interest rates. Since Providentmutual, in its sole discretion, anticipates changing the current interest rate from time to time, different allocations to and from the Guaranteed Account Value will be credited with different current interest rates. The interest rate to be credited to each amount allocated or transferred to the Guaranteed Account will apply to the end of the calendar year in which such amount is received or transferred. At the end of the calendar year, Providentmutual will determine a new current interest rate on such amount and accrued interest thereon (which may be a different current interest rate from the current interest rate on new allocations to the Guaranteed Account on that date). The rate declared on such amount and accrued interest thereon at the end of each calendar year will be guaranteed for the following calendar year. Any interest credited on the amounts in the Guaranteed Account in excess of the minimum guaranteed rate of 3% per year will be determined in the sole discretion of Providentmutual. The Owner assumes the risk that interest credited may not exceed the guaranteed minimum rate.

  Amounts deducted from the Guaranteed Account for the administration fee, withdrawals, transfers to the Subaccounts, or other charges are currently, for the purpose of crediting interest, accounted for on a last-in, first-out ("LIFO") method.

  Providentmutual reserves the right to change the method of crediting interest from time to time, provided that such changes do not have the effect of reducing the guaranteed rate of interest below 3% per annum or shorten the period for which the interest rate applies to less than a calendar year (except for the year in which such amount is received or transferred).

  Calculation of Guaranteed Account Value. The Guaranteed Account Value at any time is equal to amounts allocated and transferred to it plus interest credited to it, minus amounts deducted, transferred, or withdrawn from it.

TRANSFERS FROM GUARANTEED ACCOUNT

  Within 30 days prior to or following any contract Anniversary, one transfer is allowed from the Guaranteed Account to any or all of the Subaccounts. If the written request for such transfer is received prior to the Contract Anniversary, the transfer will be made as of the Contract Anniversary; if the written request is received after the Contract Anniversary, the transfer will be made as of the date Providentmutual receives the written request at its Home Office.

PAYMENT DEFERRAL

  Providentmutual has the right to defer payment of any withdrawal, cash surrender, or transfer from the Guaranteed Account for up to six months from the date of receipt of the Written Notice for withdrawal, surrender, or transfer.

                             CHARGES AND DEDUCTIONS

SURRENDER CHARGE (CONTINGENT DEFERRED SALES CHARGE)

  General. No charge for sales expense is deducted from premiums at the time premiums are paid. However, within certain time limits described below, a Surrender Charge (contingent deferred sales charge) is deducted from the Contract Account Value if a withdrawal is made or a Contract is surrendered before annuity payments begin. In the event surrender charges are not sufficient to cover sales expenses, the loss will be borne by Providentmutual; conversely, if the amount of such charges proves more than enough, the excess will be retained by Providentmutual. Providentmutual does not currently believe that the surrender charges imposed will cover the expected costs of distributing the Contracts. Any shortfall will be made up from Providentmutual's general assets which may include amounts derived from the Mortality and Expense Risk Charge.

  Charges for Withdrawals or Surrender. If a withdrawal is made or a Contract is surrendered, the applicable Surrender Charge will be as follows:

           CONTRACT YEAR IN WHICH                     CHARGES AS PERCENTAGE OF
               WITHDRAWAL OR                                   AMOUNT
              SURRENDER OCCURS                        WITHDRAWN OR SURRENDERED
           ----------------------                     ------------------------
                     1                                            7%
                     2                                            6
                     3                                            5
                     4                                            4
                     5                                            3
                     6                                            2
                     7                                            1
                8 and after                                       0

  No Surrender Charge is deducted if the withdrawal or surrender occurs after seven full Contract Years. In addition, no Surrender Charge is deducted on the Maturity Date if the Contract proceeds are applied under a Payment Option.

  In no event will the total Surrender Charges assessed under a Contract exceed 8 1/2% of the total gross premiums paid under that contract.

  If the Contract is being surrendered, the Surrender Charge is deducted from the Contract Account Value in determining the Cash Surrender Value. For a withdrawal, the Surrender Charge is deducted from the Contract Account Value remaining after the amount requested is withdrawn.

  Amounts Not Subject to Surrender Charge. During the first Contract Year, the full amount of all withdrawals (and any surrender) will be subject to the Surrender Charge. Starting in the second Contract Year, the Surrender Charge will be applied to the portion of the withdrawal or surrender which is in excess of the percentage listed in the table below for the applicable Contract
Year:

           CONTRACT YEAR                           % OF CONTRACT ACCOUNT VALUE
           -------------                           ---------------------------
                 1                                               0%
                 2                                              20%
                 3                                              30%
                 4                                              40%
                 5                                              50%
                 6                                              60%
                 7                                              70%

  Amounts up to the Contract Account Value percentage shown above are available for withdrawal in the applicable Contract Year without the imposition of a Surrender Charge. However, starting in Contract Year three, and in each subsequent Contract Year listed above, the applicable percentage for each year will be reduced by the total percentage withdrawn from the Contract Account Value in prior years. There is no limit on the number of withdrawals occurring in any Contract Year. If the Contract is surrendered, the applicable Surrender Charge will be deducted from the Contract Account Value in determining the Cash Surrender Value. For a partial withdrawal, any applicable Surrender Charge will be deducted from the amount withdrawn, unless a request is made in advance that the Surrender Charge be deducted from the remaining Contract Account Value.

ADMINISTRATIVE CHARGES

  Annual Administration Fee. On each Contract Anniversary prior to and including the Maturity Date, and upon surrender of the Contract or on the Maturity Date (other than on a Contract Anniversary), Providentmutual deducts from the Contract Account Value an Annual Administration Fee of $30 to reimburse it for administrative expenses relating to the Contract. The charge will be deducted from each Subaccount and the Guaranteed Account based on the proportion that the value in each such account bears to the total Contract Account Value. (In some states such as Washington and South Carolina, the charge can only be deducted from the Guaranteed Account to the extent of premiums allocated to such account during the Contract Year plus the amount of interest in excess of the guaranteed minimum which is credited to the account for the Contract Year. The portion of the charge which is allocable to the Guaranteed Account but cannot be deducted from such account due to this limitation will be deducted proportionally from the Subaccounts.) Providentmutual does not expect to make a profit on this fee. No Annual Administration Fee is payable during the annuity period.

  Asset-Based Administration Charge. To compensate Providentmutual for costs associated with administration of the Contracts, prior to the Maturity Date Providentmutual deducts a daily asset-based administration charge from the assets of the Variable Account equal to an annual rate of .15%. Providentmutual does not expect to make a profit from this charge.

  The Contracts are administered by PMLIC pursuant to a Service Agreement between Providentmutual and PMLIC. Under the agreement, PMLIC also maintains records of transactions relating to the Contracts and provides other services.

MORTALITY AND EXPENSE RISK CHARGE

  To compensate Providentmutual for assuming mortality and expense risks, prior to the Maturity Date Providentmutual deducts a daily Mortality and Expense Risk Charge from the assets of the Variable Account. Providentmutual will impose a charge in an amount that is equal to an annual rate of 1.25% (daily rate of
 .00342466%) (approximately 0.70% for mortality risk and 0.55% for expense risk).

  The mortality risk Providentmutual assumes is that Annuitants may live for a longer period of time than estimated when the guarantees in the contract were established. Because of these guarantees, each Payee is assured that longevity will not have an adverse effect on the annuity payments received. The mortality risk Providentmutual assumes also includes a guarantee to pay a death benefit if the Annuitant dies before the Maturity Date. The expense risk Providentmutual assumes is the risk that the surrender charges, administration fees, and transfer fees may be insufficient to cover actual future expenses.

  If the Mortality and Expense Risk Charge is insufficient to cover the actual cost of the mortality and expense risks undertaken by Providentmutual, Providentmutual will bear the loss. Conversely, if the charge proves more than sufficient, the excess will be profit to Providentmutual and will be available for any proper corporate purpose including, among other things, payment of sales expenses.

OTHER CHARGES INCLUDING INVESTMENT ADVISORY FEES OF THE FUNDS

  Because the Variable Account purchases shares of the Funds, the net assets of each Subaccount of the Variable Account will reflect the investment advisory fees and operating expense incurred by the Funds. For each Portfolio, an investment advisor is paid a daily fee by the Funds for its investment advisory services.

Each advisory fee is a percentage of a Portfolio's average daily net assets, and thus the actual fee paid depends on the Portfolio and the assets of such Portfolio. Each Portfolio of the Funds is also responsible for its operating expenses. See the accompanying current Prospectuses for the Funds for further details.

PREMIUM TAXES

  Various states and other governmental entities levy a premium tax, currently ranging up to 3.5%, on annuity contracts issued by insurance companies. Premium tax rates are subject to change from time to time by legislative and other governmental action. In addition, other governmental units within a state may levy such taxes.

  The timing of tax levies varies from one taxing authority to another. If premium taxes are applicable to a Contract, they will be deducted, depending on when such taxes are paid to the taxing authority, either (a) from premiums as they are received, or (b) from the Contract proceeds upon (i) a withdrawal from or surrender of the Contract or (ii) application of the proceeds to a Payment Option.

OTHER TAXES

  Currently, no charge will be made against the Variable Account for Federal income taxes. Providentmutual may, however, make such a charge in the future if income or gains within the Variable Account will result in any Federal income tax liability to Providentmutual. Charges for other taxes attributable to the Variable Account, if any, may also be made.

                                PAYMENT OPTIONS

  The Contract ends on the Maturity Date, at which time the Contract Account Value will be applied under a Payment Option, unless the Owner elects to receive the Cash Surrender Value in a single sum. If an election of a Payment Option has not been filed at Providentmutual's Home Office on the Maturity Date, the proceeds will be paid as a life annuity with payments for ten years guaranteed. Prior to the Maturity Date, the Owner can have the Cash Surrender Value applied under a Payment Option, or a Beneficiary can have the death benefit applied under a Payment Option. Any premium tax applicable will be deducted from the Cash Surrender Value or the Contract Account Value at the time payments commence. The Contract must be surrendered so that the applicable amount can be paid in a lump sum or a supplemental contract for the applicable Payment Option can be issued.

  The Payment Options available are described below. The term "Payee" means a person who is entitled to receive payment under that option. The Payment Options are fixed, which means that each option has a fixed and guaranteed amount to be paid during the annuity period that is not in any way dependent upon the investment experience of the Variable Account.

ELECTION OF OPTIONS

  An option may be elected, revoked, or changed at any time before the Maturity Date while the Annuitant is living. If the Payee is other than the Owner, the election of a Payment Option requires the consent of Providentmutual. If an election is not in effect at the Annuitant's death or if payment is to be made in one sum under an existing election, the Beneficiary may elect one of the options after the death of the Annuitant.

  An election of option and any revocation or change must be made by Written Notice. It must be filed with the Home Office.

  An option may not be elected if any periodic payment under the election would be less than $50. Subject to this condition, payments may be made annually, semi-annually, quarterly, or monthly and are made at the beginning of such period.

DESCRIPTION OF OPTIONS

  Option A--Life Annuity Option. To have the proceeds paid in equal amounts each month during the Payee's lifetime with payments ceasing with the last payment prior to the death of the Payee. No amounts are payable after the Payee dies. Therefore, if the Payee dies immediately following the date of the first payment, the Payee will receive one monthly payment only.

  Option B--Life Annuity Option with 10 Years Guaranteed. To have the proceeds paid in equal amounts each month during the Payee's lifetime with the guarantee that payments will be made for a period of not less than ten years. Under this option, if any Beneficiary dies while receiving payment, the present value of the current dollar amount on the date of death of any remaining guaranteed payments will be paid in one sum to the executors or administrators of the Beneficiary unless otherwise provided in writing. Calculation of such present value shall be at 3% which is the rate of interest assumed in computing the amount of annuity payments.

  The amount of each payment will be determined from the Tables in the Contract which apply to the particular option using the Payee's age and sex. If the Contract is sold in a group or employer-sponsored arrangement, the amount of the payments will be based on the Payee's age, only. Age will be determined from the nearest birthday at the due date of the first payment.

  Alternate Income Option. In lieu of one of the above options, the Contract Account Value, Cash Surrender Value or death benefit, as applicable, may be settled under an Alternate Income Option based on Providentmutual's single premium immediate annuity rates in effect at the time of settlement. Such rates will be adjusted to a due basis. The first payment will be made immediately (at the beginning of the first month, rather than at the end of the month) which will result in receiving one additional payment. The income will be increased by 4%. In no case will the income be less than that which would be payable if the amount were used to purchase a single premium immediate annuity adjusted to a due basis.

                            YIELDS AND TOTAL RETURNS

  From time to time, Providentmutual may advertise or include in sales literature yields, effective yields, and total returns for the Subaccounts. THESE FIGURES ARE BASED ON HISTORICAL EARNINGS AND DO NOT INDICATE OR PROJECT FUTURE PERFORMANCE. Each Subaccount may, from time to time, advertise or include in sales literature performance relative to certain performance rankings and indices compiled by independent organizations. More detailed information as to the calculation of performance information, as well as comparisons with unmanaged market indices, appears in the Statement of Additional Information.

  Effective yields and total returns for the Subaccounts are based on the investment performance of the corresponding Portfolio of the Funds. The Funds' performance in part reflects the Funds' expenses. See the Prospectuses for the Funds.

  The yield of the Money Market Subaccount refers to the annualized income generated by an investment in the Subaccount over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment in the Subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

  The yield of a Subaccount (except the Money Market Subaccount) refers to the annualized income generated by an investment in the Subaccount over a specified 30-day or one-month period. The yield is calculated by assuming that the income generated by the investment during that 30-day or one-month period is generated each period over a 12-month period and is shown as a percentage of the investment.

  The total return of a Subaccount refers to return quotations assuming an investment under a Contract has been held in the Subaccount for various periods of time including, but not limited to, a period measured from the date the Subaccount commenced operations. When a Subaccount has been in operation for one, five, and ten years, respectively, the total return for these periods will be provided. For periods prior to the date the Variable Account commenced operations, performance information for Contracts funded by the Subaccounts will be calculated based on the performance of the Funds' Portfolios and the assumption that the Subaccounts were in existence for the same periods as those indicated for the Funds' Portfolios, with the level of Contract charges that were in effect at the inception of the Subaccounts for the Contracts.

  The average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods for which total return quotations are provided. Average annual total return information shows the average percentage change in the value of an investment in the Subaccount from the beginning date of the measuring period to the end of that period. This standardized version of average annual total return reflects all historical investment results, less all charges and deductions applied against the Subaccount (including any surrender charge that would apply if an Owner terminated the Contract at the end of each period indicated, but excluding any deductions for premium taxes).

  In addition to the standard version described above, total return performance information computed on two different non-standard bases may be used in advertisements. Average total return information may be presented, computed on the same basis as described above, except deductions will not include the Surrender Charge. In addition, Providentmutual may from time to time disclose average annual total return in non-standard formats and cumulative total return for Contracts funded by the Subaccounts.

  Providentmutual may, from time to time, also disclose yield, standard total returns, and non-standard total returns for the Portfolios of the Funds, including such disclosure for periods prior to the date the Variable Account commenced operations.

  Non-standard performance data will only be disclosed if the standard performance data for the required periods is also disclosed. For additional information regarding the calculation of other performance data, please refer to the Statement of Additional Information.

  In advertising and sales literature, the performance of each Subaccount may be compared to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, or investment series of mutual funds with investment objectives similar to each of the Subaccounts. Lipper Analytical Services, Inc. ("Lipper") and the Variable Annuity Research Data Service ("VARDS") are independent services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis.

  Lipper's rankings include variable life insurance issuers as well as variable annuity issuers. VARDS rankings compare only variable annuity issuers. The performance analyses prepared by Lipper and VARDS each rank such issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees, or certain expense deductions at the separate account level into consideration. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives.

  Advertising and sales literature may also compare the performance of each Subaccount to the Standard & Poor's Index of 500 Common Stocks, a widely used measure of stock performance. This unmanaged index assumes the reinvestment of dividends but does not reflect any "deduction" for the expense of operating or managing an investment portfolio. Other independent ranking services and indices may also be used as a source of performance comparison.

  Providentmutual may also report other information including the effect of tax-deferred compounding on a Subaccount's investment returns, or returns in general, which may be illustrated by tables, graphs, or charts. All income and capital gains derived from Subaccount investments are reinvested and can lead to substantial long-term accumulation of assets, provided that the underlying Portfolio's investment experience is positive.

                               FEDERAL TAX STATUS

     THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE

INTRODUCTION

  This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under the annuity contract issued by Providentmutual. Any person concerned about these tax implications should consult a competent tax advisor before initiating any transaction. This discussion is based upon Providentmutual's understanding of the present Federal income tax laws, as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of the continuation of the present Federal income tax laws or of the current interpretation by the Internal Revenue Service, Moreover, no attempt has been made to consider any applicable state or other tax laws.

  The Contract may be purchased on a non-qualified basis ("Non-Qualified Contract") or purchased and used in connection with plans qualifying for favorable tax treatment ("Qualified Contract"). The Qualified Contract is designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans which are intended to qualify as plans entitled to special income tax treatment under Sections 401(a), 403(b), or 408 of the Internal Revenue Code of 1986, as amended (the "Code"). The ultimate effect of Federal income taxes on the amounts held under a Contract, or annuity payments, and on the economic benefit to the Owner, the Annuitant, or the Beneficiary depends on the type of retirement plan, on the tax and employment status of the individual concerned, and on Providentmutual's tax status. In addition, certain requirements must be satisfied in purchasing a Qualified Contract with proceeds from a tax-qualified plan and receiving distributions from a Qualified Contract in order to continue receiving favorable tax treatment. Therefore, purchasers of Qualified Contracts should seek competent legal and tax advice regarding the suitability of a Contract for their situation, the applicable requirements, and the tax treatment of the rights and benefits of a Contract. The following discussion assumes that Qualified Contracts are purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special Federal income tax treatment.

TAX STATUS OF THE CONTRACT

  Diversification Requirements. Section 817(h) of the Code provides that separate account investments underlying a contract must be "adequately diversified" in accordance with Treasury regulations in order for the contract to qualify as an annuity contract under Section 72 of the Code. The Variable Account, through each Portfolio of the Funds, intends to comply with the diversification requirements prescribed in regulations under Section 817(h) of the Code, which affect how the assets in the various Subaccounts may be invested. Although Providentmutual does not have control over the Funds in which the Variable Account invests, we believe that each Portfolio in which the Variable Account owns shares will meet the diversification requirements and that therefore the Contract will be treated as an annuity contact under the Code.

  In certain circumstances, owners of variable annuity contracts may be considered the owners, for Federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable annuity contract owner's gross income. Several years ago, the IRS stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. More recently, the Treasury Department announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather that the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets."

  The ownership rights under the contract are similar to, but different in certain resects from, those described by the Service in rulings in which it was determined that contractowners were not owners of separate account assets. For example, the Owner of the Contract has the choice of one or more Subaccounts in which to allocate premiums and Contract values, and may be able to transfer among Subaccounts more frequently than in such rulings. These differences could result in the Owner's being treated as the owner of the assets of the Variable Account. In addition, Providentmutual does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. Providentmutual therefore reserves the right to modify the Contract as necessary to attempt to prevent the Owner from being considered the owner of the assets of the Variable Account.

  Required Distributions. In addition to the requirements of Section 817(h) of the Code, in order to be treated as an annuity contract for Federal income tax purposes, Section 72(s) of the Code requires any Non-Qualified Contract to provide that; (a) if any Owner dies on or after the Maturity Date but prior to the time the entire interest in the Contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that Owner's death; and (b) if any Owner dies prior to the annuity commencement date, the entire interest in the Contract will be distributed within five years after the date of the Owner's death. These requirements will be considered satisfied as to any portion of the Owner's interest which is payable to or for the benefit of a "designated beneficiary" and which is distributed over the life of such Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, provided that such distributions begin within one year of that Owner's death. The Owner's "designated beneficiary" is the person designated by such owner as a Beneficiary and to whom ownership of the Policy passes by reason of death and must be a natural person. However, if the owner's "designated beneficiary" is the surviving spouse of the Owner, the contract may be continued with the surviving spouse as the new Owner.

  The Non-Qualified Contract contain provisions which are intended to comply with the requirements of Section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. Providentmutual intends to review such provisions and modify them if necessary to assure that they comply with the requirements of Code Section 72(s) when clarified by regulation or otherwise.

  Other rules may apply to Qualified Contracts.

  The following discussion assumes that the Contracts will qualify as annuity contracts for Federal income tax purposes.

TAXATION OF ANNUITIES

  In General. Section 72 of the Code governs taxation of annuities in general. Providentmutual believes that an Owner who is a natural person generally is not taxed on increases in the value of a Contract until distribution occurs by withdrawing all or part of the Contract Account Value (e.g., partial withdrawals and complete surrenders) or as annuity payments under the Payment Option elected. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the Contract Account Value (and in the case of a Qualified Contract, any portion of an interest in the qualified plan) generally will be treated as a distribution. The taxable portion of a distribution (in the form of a single sum payment or an annuity) is taxable as ordinary income.

  The Owner of any annuity contract who is not a natural person generally must include in income any increase in the excess of the Contract Account Value over the "investment in the contract" during the taxable year. There are some exceptions to this rule, and a prospective Owner that is not a natural person may wish to discuss these with a competent tax advisor.

  The following discussion generally applies to Contracts owned by natural persons.

  Withdrawals. In the case of a withdrawal from a Qualified Contract, under
Section 72(e) of the Code a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the participant's total accrued benefit or balance under the retirement plan. The "investment in the contract" generally equals the portion, if any, of any premium payments paid by or on behalf of any individual under a Contract which was not excluded from the individual's gross income. For Contracts issued in connection with qualified plans, the "investment in the contract" can be zero. Special tax rules may be available for certain distributions from Qualified Contracts.

  In the case of a withdrawal from a Non-Qualified Contract before the Maturity Date, under Code Section 72(e) amounts received are generally first treated as taxable income to the extent that the accumulation value immediately before the withdrawal exceeds the "investment in the contract" at that time. Any additional amount withdrawn is not taxable.

  In the case of a full surrender under a Qualified or Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the "investment in the contract."

  Annuity Payments. Although tax consequences may vary depending on the Payment Option elected under an annuity contract, under Code Section 72(b), generally (prior to recovery of the investment in the contract) gross income does not include that part of the amount received as an annuity under an annuity contract that bears the same ratio to such amount as the investment in the contract bears to the expected return at the annuity starting date. Stated differently, prior to recovery of the investment in the contract, in general, there is no tax on the amount of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the annuity payments for the term of payments; however, the remainder of each income payment is taxable. After the "investment in the contact" is recovered, the full amount of any additional annuity payments is taxable.

  Taxation of Death Benefit Proceeds. Amounts may be distributed from a Contract because of the death of the Owner or an Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the contract; or (ii) if distributed under a Payment Option, they are taxed in the same way as annuity payments.

  Penalty Tax on Certain Withdrawals. In the case of a distribution pursuant to a Non-Qualified Contract, there may be imposed a Federal penalty tax equal to 10% of the amount treated as taxable income. In general, however, there is no penalty on distributions:

  1. made on or after the taxpayer reaches age 59 1/2.

  2. made on or after the death of the holder (or if the holder is not an individual, the death of the primary annuitant);

  3. attributable to the taxpayer's becoming disabled;

  4. a part of a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated beneficiary;

  5. made under an annuity contract that is purchased with a single premium when the annuity starting date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period; and

  6. made under certain annuities issued in connection with structured settlement agreements.

  Other tax penalties may apply to certain distributions under a Qualified Contract, as well as to certain contributions, loans, and other circumstances.

  Possible Tax Changes. In recent years, legislation has been proposed that would have adversely modified the federal taxation of certain annuities. For example, one such proposal would have changed the tax treatment of non-qualified annuities that did not have "substantial life contingencies" by taxing income as it is credited to the annuity. Although as of the date of this prospectus Congress is not considering any legislation regarding the taxation of annuities, there is always the possibility that the tax treatment of annuities could change by legislation or other means (such as IRS regulations, revenue rulings, and judicial decisions). Moreover, it is also possible that any legislative change could be retroactive (that is, effective prior to the date of such change).

TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT

  A transfer of ownership of a Contract, the designation of an Annuitant, Payee or other Beneficiary who is not also the Owner, the selection of certain Maturity Dates or the exchange of a Contract may result in certain tax consequences to the Owner that are not discussed herein. An Owner contemplating any such transfer, assignment, or exchange of a Contract should contact a competent tax advisor with respect to the potential effects of such a transaction.

WITHHOLDING

  Pension and annuity distributions generally are subject to withholding for the recipient's Federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. Recipients, however, generally are provided the opportunity to elect not to have tax withheld from distributions. Effective January 1, 1993, distribution from certain qualified plans are generally subject to mandatory withholding.

MULTIPLE CONTRACTS

  All non-qualified deferred annuity contracts entered into after October 21, 1988 that are issued by Providentmutual (or its affiliates) to the same Owner during any calendar year are treated as one annuity Contract for purposes of determining the amount includible in gross income under Code Section 72(e). This rule could affect the time when income is taxable and the amount that might be subject to the 10% penalty tax described above. In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Section 72(e) through the serial purchase of annuity contracts or otherwise. There may also be other situations in which the Treasury may conclude that it would be appropriate to aggregate two or more annuity contracts purchased by the same Owner. Accordingly, a Contract Owner should consult a competent tax advisor before purchasing more than one annuity contract.

TAXATION OF QUALIFIED PLANS

  The Contracts are designed for use with several types of qualified plans. The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Therefore, no attempt is made to provide more than general information about the use of the Contracts with the various types of qualified retirement plans. Contract Owners, the Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under these qualified retirement plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract, but Providentmutual shall not be bound by the terms and conditions of such plans to the extent such terms contradict the Contract, unless Providentmutual consents. Some retirement plans are subject to distribution and other requirements that are not incorporated into our Contract administration procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. Brief descriptions follow of the various types of qualified retirement plans in connection with a Contract. Providentmutual will amend the Contract as necessary to confirm it to the requirements of the Code.

  Corporate Pension and Profit Sharing Plans. Section 401(a) of the Code permits corporate employers to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the Contract. Corporate employers intending to use the Contract with such plans should seek competent advice.

  Individual Retirement Annuities. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA". These IRAs are subject to limits on the amount that may be contributed, the persons who may be eligible, and on the time when distributions may commence. Also, distributions for certain other types of qualified retirement plans may be "rolled over" on a tax-deferred basis into an IRA. Sales of the Contract for use with IRAs may be subject to special requirements of the Internal Revenue Service. The Internal Revenue Service has not reviewed the Contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the provision in the Contract comports with IRA qualification requirements.

  Tax Sheltered Annuities. Section 403(b) of the Code allows employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premiums paid, within certain limits, on a Contract that will provide an annuity for the employee's retirement. These payments may be subject to FICA (social security) tax.

POSSIBLE CHARGE FOR PROVIDENTMUTUAL'S TAXES

  At the present time, the Company makes no charge to the Subaccounts for any Federal, state, or local taxes that the Company incurs which may be attributable to such Subaccounts or to the Contracts. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Subaccounts or to the Contracts.

  If any tax charges are made in the future, they will be accumulated daily and transferred from the applicable Subaccount to Providentmutual's General Account. Any investment earnings on tax charges accumulated in a Subaccount will be retained by Providentmutual.

OTHER TAX CONSEQUENCES

  As noted above, the foregoing comments about the Federal tax consequences under these Contracts are not exhaustive, and special rules are provided with respect to other tax situations not discussed in this Prospectus. Further, the Federal income tax consequences discussed herein reflect Providentmutual's understanding of current law and the law may change. Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of distributions under a Contract depend on the individual circumstances of each Owner or recipient of the distribution. A competent tax advisor should be consulted for further information.

                           DISTRIBUTION OF CONTRACTS

  The Contracts will be offered to the public on a continuous basis, and Providentmutual does not anticipate discontinuing the offering of the Contracts. However, Providentmutual reserves the right to discontinue the offering. Applications for Contracts are solicited by agents who are licensed by applicable state insurance authorities to sell Providentmutual's variable annuity contracts and who are also registered representatives of PML Securities Company ("PML") or broker/dealers. PML is a wholly owned indirect subsidiary of Provident Mutual Life Insurance Company of Philadelphia and is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

  PML acts as the Principal Underwriter, as defined in the Investment Company Act of 1940, of the Contracts for the Variable Account pursuant to an Underwriting Agreement between Providentmutual and PML. PML is not obligated to sell any specific number of Contracts. PML's principal business address is Christiana Executive Campus, P.O. Box 15626, Wilmington, Delaware 19850. The Contracts may also be sold through other broker-dealers registered under the Securities Exchange Act of 1934 whose representatives are authorized by applicable law to sell variable annuity contracts. PML has entered into a Selling Agreement with Sentinel Financial Services Company (SFSC), a registered broker-dealer affiliated with PML. Under the terms of the Selling Agreement, SFSC will be national distributor of the Contracts. Registered Representatives of SFSC will solicit applications and SFSC will also enter into selling agreements with other broker-dealers with respect to distribution of the Contracts. PML and SFSC receive the full commissions on Contracts sold by their registered representatives. Nonaffiliated broker-dealers receive full commissions on Contracts sold by their registered representatives, less a nominal charge by PML or SFSC for expenses incurred. The commissions paid are no greater than 6% of premiums.

                               LEGAL PROCEEDINGS

  There are at present no legal proceedings to which the Variable Account is a party or the assets of the Variable Account are subject. Providentmutual is not involved in any litigation that is of material importance in relation to its total assets or that relates to the Variable Account.

                                 VOTING RIGHTS

  In accordance with its view of present applicable law, Providentmutual will vote the Portfolio shares held in the Variable Account at special shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in the corresponding Subaccounts. If, however, the Investment Company Act of 1940 or any regulation thereunder should be amended, or if the present interpretation thereof should change, or Providentmutual determines that it is allowed to vote the Portfolio shares in its own right, it may elect to do so.

  The number of votes which are available to an Owner will be calculated separately for each Subaccount of the Variable Account, and may include fractional votes. The number of votes attributable to a Subaccount will be determined by applying an Owner's percentage interest, if any, in a particular Subaccount to the total number of votes attributable to that Subaccount. An Owner holds a voting interest in each Subaccount to which the Variable Account Value is allocated. The Owner only has voting interest prior to the Maturity Date.

  The number of votes of a Portfolio which are available to the Contract Owner will be determined as of the date coincident with the date established by that Portfolio for determining shareholders eligible to vote at the relevant meeting of each Fund. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the Funds.

  Fund shares as to which no timely instructions are received and shares held by Providentmutual in a Subaccount as to which an Owner has no beneficial interest will be voted in proportion to the voting instructions which are received with respect to all Contracts participating in that Subaccount. Voting instructions to abstain on any item to be voted upon will be applied on a pro rata basis to reduce the votes eligible to be cast.

                              FINANCIAL STATEMENTS

  The audited statements of financial condition for Providentmutual as of December 31, 1994 and 1993 and the related statements of operations, changes in capital and surplus and cash flows for each of the three years in the period ended December 31, 1994 as well as the Report of Independent Accountants are contained in the Statement of Additional Information. The Variable Account commenced operations on April 14, 1992. Accordingly, the audited statements of assets and liabilities for the Variable Account as of December 31, 1994 and the related statements of operations and changes in net assets for each of the two years in the period then ended and for the period April 14, 1992 (Date of Inception) to December 31, 1992 are included in the Statement of Additional Information for the Variable Account.

             STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Additional Contract Provisions.............................................  S-2
  The Contract.............................................................  S-2
  Incontestability.........................................................  S-2
  Misstatement of Age or Sex...............................................  S-2
  Non-Participation........................................................  S-2
Calculation of Yields and Total Returns....................................  S-2
  Money Market Subaccount Yields...........................................  S-2
  Other Subaccount Yields..................................................  S-3
  Average Annual Total Returns.............................................  S-4
  Other Total Returns......................................................  S-6
  Effect of the Administration Fee on Performance Data.....................  S-7
Termination of Participation Agreements....................................  S-7
Safekeeping of Account Assets..............................................  S-8
State Regulation...........................................................  S-9
Records and Reports........................................................  S-9
Legal Matters..............................................................  S-9
Experts....................................................................  S-9
Other Information..........................................................  S-9
Financial Statements....................................................... S-10

              PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY OF AMERICA,
                         A STOCK LIFE INSURANCE COMPANY
                             300 CONTINENTAL DRIVE
                             NEWARK, DELAWARE 19713
                                 1-800-654-7796

                      STATEMENT OF ADDITIONAL INFORMATION
                       VARIABLE ANNUITY SEPARATE ACCOUNT
         INDIVIDUAL FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT

  This Statement of Additional Information contains information in addition to the information described in the Prospectus for the flexible premium deferred variable annuity contract (the "Contract") offered by Providentmutual Life and Annuity Company of America. This Statement of Additional Information is not a Prospectus, and it should be read only in conjunction with the Prospectuses for the Contract and The Market Street Fund, Inc., the Variable Insurance Products Fund, the Variable Insurance Products Fund II, the Scudder Variable Life Investment Fund, the Quest for Value Accumulation Trust, the Dreyfus Variable Investment Fund and the Insurance Management Series. The Prospectus is dated the same as this Statement of Additional Information. You may obtain a copy of the Prospectus by writing or calling us at our address or phone number shown above.

      THE DATE OF THIS STATEMENT OF ADDITIONAL INFORMATION IS MAY 1, 1995

                      STATEMENT OF ADDITIONAL INFORMATION

                               TABLE OF CONTENTS*

ADDITIONAL CONTRACT PROVISIONS (12-20).....................................  S-2
  The Contract.............................................................  S-2
  Incontestability.........................................................  S-2
  Misstatement of Age or Sex...............................................  S-2
  Non-Participation........................................................  S-2
CALCULATION OF YIELDS AND TOTAL RETURNS (24-26)............................  S-2
  Money Market Subaccount Yields...........................................  S-2
  Other Subaccount Yields..................................................  S-3
  Average Annual Total Returns.............................................  S-4
  Other Total Returns......................................................  S-6
  Effect of the Administration Fee on Performance Data.....................  S-7
TERMINATION OF PARTICIPATION AGREEMENTS....................................  S-7
SAFEKEEPING OF ACCOUNT ASSETS..............................................  S-8
STATE REGULATION (7).......................................................  S-9
RECORDS AND REPORTS........................................................  S-9
LEGAL MATTERS (30).........................................................  S-9
EXPERTS....................................................................  S-9
OTHER INFORMATION..........................................................  S-9
FINANCIAL STATEMENTS (31).................................................. S-10

--------
* Numbers in parentheses refer to corresponding pages of the Prospectus.

                         ADDITIONAL CONTRACT PROVISIONS

THE CONTRACT

  The entire contract is made up of the policy and the application. The statements made in the application are deemed representations and not warranties. Providentmutual cannot use any statement in defense of a claim or to void the Contract unless it is contained in the application and a copy of the application is attached to the Contract at issue.

INCONTESTABILITY

  Providentmutual will not contest the Contract after it has been in force during the Annuitant's lifetime for two years from the Issue Date of the Contract.

MISSTATEMENT OF AGE OR SEX

  If the age or sex of the annuitant has been misstated, the amount which will be paid is that which the proceeds would have purchased at the correct age and sex.

  If an overpayment is made because of an error in age or sex, the overpayment plus interest at 3% compounded annually will be a debt against the Contract. If the debt is not repaid, future payments will be reduced accordingly.

  If an underpayment is made because of an error in age or sex, any annuity payments will be recalculated at the correct age and sex and future payments will be adjusted. The underpayment with interest at 3% compounded annually will be paid in a single sum.

NON-PARTICIPATION

  The Contract is not eligible for dividends and will not participate in Providentmutual's divisible surplus.

                    CALCULATION OF YIELDS AND TOTAL RETURNS

  From time to time, Providentmutual may disclose yields, total returns, and other performance data pertaining to the Contracts for a Subaccount. Such performance data will be computed, or accompanied by performance data computed, in accordance with the standards defined by the Securities and Exchange Commission.

  Because of the charges and deductions imposed under a Contract, the yield for the Subaccounts will be lower than the yield for their respective Portfolios. The calculations of yields, total returns, and other performance data do not reflect the effect of any premium tax that may be applicable to a particular Contract. Premium taxes currently range from 0% to 3.5% of premium based on the state in which the Contract is sold.

MONEY MARKET SUBACCOUNT YIELDS

  From time to time, advertisements and sales literature may quote the current annualized yield of the Money Market Subaccount for a seven-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the Money Market Portfolio or on its portfolio securities.

  This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) at the end of the seven-day period in the value of a hypothetical account under a Contract having a balance of 1 unit of the Money Market Subaccount at the beginning of the period, dividing such net change in account value by the value of the hypothetical account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis. The net change in account value reflects: 1) net income from the Portfolio attributable to the hypothetical account; and 2) charges and deductions imposed under the Contract which are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for: 1) the Annual Administration Fee; 2) Asset-Based Administration Charge; and 3) the Mortality and Expense Risk Charge. For purposes of calculating current yields for a Contract, an average per unit administration fee is used based on the $30 administration fee deducted at the end of each Contract Year. Current Yield will be calculated according to the following formula:

  Current Yield = ((NCS - ES)/UV) X (365/7)

  Where:

  NCS = the net change in the value of the Portfolio (exclusive of realized gains or losses on the sale of securities and unrealized appreciation and depreciation) for the seven-day period attributable to a hypothetical account having a balance of 1 Subaccount unit.

  ES = per unit expenses attributable to the hypothetical account for the seven-day period.

  UV  =  The unit value on the first day of the seven-day period.

  The effective yield of the Money Market Subaccount determined on a compounded basis for the same seven-day period may also be quoted.

  The effective yield is calculated by compounding the unannualized base period return according to the following formula:

  Effective Yield = (1 + ((NCS - ES)/UV))(365/7th Power) - 1

  Where:

  NCS = the net change in the value of the Portfolio (exclusive of realized gains or losses on the sale of securities and unrealized appreciation and depreciation) for the seven-day period attributable to a hypothetical account having a balance of 1 Subaccount unit.

  ES = per unit expenses attributable to the hypothetical account for the seven-day period.

  UV  =  The unit value on the first day of the seven-day period.

  Because of the charges and deductions imposed under the contract, the yield for the Money Market Subaccount will be lower than the yield for the Money Market Portfolio.

  The current and effective yields on amounts held in the Money Market Subaccount normally will fluctuate on a daily basis. THEREFORE, THE DISCLOSED YIELD FOR ANY GIVEN PAST PERIOD IS NOT AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. The Money Market Subaccount's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market Portfolio, the types of quality of portfolio securities held by the Money Market Portfolio and the Money Market Portfolio's operating expenses. Yields on amounts held in the Money Market Subaccount may also be presented for periods other than a seven-day period.

OTHER SUBACCOUNT YIELDS

  From time to time, sales literature or advertisements may quote the current annualized yield of one or more of the Subaccounts (except the Money Market Subaccount) for a Contract for 30-day or one-month periods. The annualized yield of a Subaccount refers to income generated by the Subaccount over a specific 30-day or one-month period. Because the yield is annualized, the yield generated by a Subaccount during a 30-day or one-month period is assumed to be generated each period over a 12-month period.

  The yield is computed by: 1) dividing the net investment income of the Portfolio attributable to the Subaccount units less Subaccount expenses for the period; by 2) the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period; by 3) compounding that yield for a six-month period; and by 4) multiplying that result by 2. Expenses attributable to the Subaccount include the Annual Administration Fee, the Asset-Based Administration Charge and the Mortality and Expense Risk charge. The yield calculation assumes an administration fee of $30 per year per Contract deducted at the end of each Contract Year. For purposes of calculating the 30-day or one-month yield, an average administration fee per dollar of Contract value in the Variable Account is used to determine the amount of the charge attributable to the Subaccount for the 30-day or one-month period. The 30-day or one-month yield is calculated according to the following formula:

  Yield = 2 X (((NI - ES)/(U X UV)) + 1)/6/-/1/,

  Where:

  NI= net income of the Portfolio for the 30-day or one-month period attributable to the Subaccount's units.

  ES=    expenses of the Subaccount for he 30-day or one-month period.

  U=     the average number of units outstanding.

  UV= the unit value at the close (highest) of the last day in the 30-day or one-month period.

  Because of the charges and deductions imposed under the Contracts, the yield for the Subaccount will be lower than the yield for the corresponding Fund Portfolio.

  The yield on the amounts held in the Subaccounts normally will fluctuate over time. THEREFORE, THE DISCLOSED YIELD FOR ANY GIVEN PAST PERIOD IS NOT AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. The Subaccount's actual yield is affected by the types and quality of portfolio securities held by the Portfolio and its operating expenses.

  Yield calculations do not take into account the Surrender Charge under the Contract equal to 1% to 6% of premiums paid during the six years prior to the surrender or withdrawal (including the year in which the surrender is made) on amounts surrendered or withdrawn under the contract. A Surrender Charge will not be imposed on the first or second withdrawal in any Contract Year on an amount up to 10% of the Contract Account Value as of the beginning of such year.

AVERAGE ANNUAL TOTAL RETURNS

  From time to time, sales literature or advertisements may also quote average annual total returns for one or more of the Subaccounts for various periods of time.

  Until a Subaccount has been in operation for 10 years, Providentmutual will always include quotes of average annual total return for the period measured from the date the Contracts were first offered for sale. When a Subaccount has been in operation for 1, 5, and 10 years, respectively, the average annual total return for these periods will be provided. Average annual total returns for other periods of time may, from time to time, also be disclosed.

  Average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will be for the most recent month-end practicable, considering the type and media of the communication and will be stated in the communication.

  Average annual total returns will be calculated using Subaccount unit values which Providentmutual calculates on each Valuation Day based on the performance of the Subaccount's underlying Portfolio, the deductions for the Mortality and Expense Risk Charge, the Asset-Based Administration Charge, and the Annual Administration Fee. The calculation assumes that the administration fee is $30 per year per contract deducted at the end of each Contract Year. For purposes of calculating average annual total return, an average per dollar administration fee attributable to the hypothetical account for the period is used. The calculation also assumes surrender of the Contract at the end of the period for the return quotation. Total returns will therefore reflect a deduction of the Surrender Charge for any period less than seven years. The total return will then be calculated according to the following formula:

  TR  = ((ERV/P)(1/Nth Power)) - 1

  Where:

  TR  =  the average annual total return net of Subaccount recurring charges.

  ERV = the ending redeemable value (net of any applicable surrender charge) of the hypothetical account at the end of the period.

  P   =  a hypothetical initial payment of $1,000.

  N   =  the number of years in the period.

  From time to time, sales literature or advertisements may also quote average annual total returns for periods prior to the date the Variable Account commenced operations. Such performance information for the Subaccounts will be calculated based on the performance of the Portfolios and the assumption that the Subaccounts were in existence for the same periods as those indicated for the Portfolios, with the level of Contract charges currently in effect.

  The Funds have provided the total return information for the Portfolios, including the Portfolio total return information used to calculate the total returns of the Subaccounts for periods prior to the Subaccounts' inception of the Subaccounts. The Variable Insurance Products Fund, the Variable Insurance Products Fund II, the Neuberger & Berman Advisers Management Trust, TCI Portfolios, Inc. and the Van Eck Worldwide Insurance Trust are not affiliated with Providentmutual. While Providentmutual has no reason to doubt the accuracy of these figures provided by these non-affiliated Funds, Providentmutual does not represent that they are true and complete, and disclaims all responsibility for these figures.

  Such average annual total return information for the Subaccounts is as follows:

                            FOR THE      FOR THE                       FOR THE PERIOD
                             1-YEAR       3-YEAR    FOR THE 5-YEAR FROM DATE OF INCEPTION
                          PERIOD ENDED PERIOD ENDED  PERIOD ENDED    OF FUND PORTFOLIO
SUBACCOUNT                  12/31/94     12/31/94      12/31/94         TO 12/31/94
----------                ------------ ------------ -------------- ----------------------
Growth..................     (4.35)%      2.92 %         5.49%              9.15%
Money Market............     (3.05)%      0.43 %         2.69%              4.03%
Bond....................    (11.85)%      0.57 %         4.79%              5.27%
Managed.................     (8.30)%      4.21 %         4.23%              5.63%
Aggressive Growth.......     (6.60)%     (0.17)%        11.26%             10.34%
International...........     (6.36)%      5.21 %           --               4.24%
Fidelity High Income....     (8.05)%     10.46 %        11.97%              9.14%
Fidelity Equity-Income..      0.01 %     10.98 %         8.49%              9.18%
Fidelity Growth.........     (6.62)%      6.38 %         8.85%             10.78%
Fidelity Overseas ......     (4.49)%      4.79 %         3.82%              5.27%
Fidelity Bond ..........    (10.12)%      1.65 %         5.11%              5.85%
Fidelity Asset Manager..    (12.31)%      5.48 %         8.69%              8.22%
Fidelity Index 500......     (5.63)%         --            --               3.67%
Neuberger Growth .......    (11.25)%      0.82 %         3.81%              9.73%
Neuberger Bond .........     (6.91)%      1.01 %         4.19%              6.65%
Neuberger Balanced .....     (9.72)%      0.83 %         4.84%              6.64%
TCI Growth .............     (7.71)%     (0.29)%         6.55%              8.70%
Van Eck Worldwide Bond .     (7.84)%     (2.44)%         3.87%              3.65%
Van Eck Gold & Nat. Res.
 .......................    (11.08)%     11.60 %         2.70%              4.05%

  Providentmutual may also disclose average annual total returns for the Fund's Portfolios since their inception, including such disclosure for periods prior to the date the Variable Account commenced operations.

  Such average annual total return information for the Portfolios of the Funds is as follows:

                          FOR THE 1-YEAR FOR THE 5-YEAR     FOR THE PERIOD
FUND PORTFOLIO (DATE OF    PERIOD ENDED   PERIOD ENDED  FROM DATE OF INCEPTION
INCEPTION)                   12/31/94       12/31/94         TO 12/31/94
-----------------------   -------------- -------------- ----------------------
Growth...................     2.40 %          7.48%             10.90%
Money Market.............     3.86 %            --                 --
Bond.....................    (5.62)%          6.24%              7.00%
Managed..................    (1.82)%          6.20%              7.38%
Aggressive Growth........        0 %         14.13%             12.35%
International............     0.26 %            --               6.74%
Fidelity Overseas........      1.72%          5.79%              7.01%
Fidelity Bond............    (3.76)%          7.08%              7.60%
Fidelity High Income.....    (1.64)%         14.01%             10.88%
Fidelity Equity-Income...     7.07 %         10.51%             10.94%
Fidelity Growth..........     (.02)%         10.88%             12.55%
Fidelity Asset Manager...    (6.09)%         10.71%             10.20%
Fidelity Index 500.......     1.04 %            --               7.26%
Neuberger Growth.........    (4.99)%          5.77%             11.50%
Neuberger Bond...........    (0.15)%          6.19%              8.43%
Neuberger Balanced.......    (3.36)%          6.81%              8.59%
TCI Growth...............    (1.17)%          8.54%             10.49%
Van Eck Worldwide Bond...     14.51%            --               7.42%
Van Eck Gold & Nat Res...      3.43%            --               6.19%

OTHER TOTAL RETURNS

  From time to time, sales literature or advertisements may also quote average annual total returns that do not reflect the Surrender Charge. These are calculated in exactly the same way as average annual total returns described above, except that the ending redeemable value of the hypothetical account for the period is replaced with an ending value for the period that does not take into account any charges on amounts surrendered or withdrawn. Such information is as follows:

                                                                          FOR THE PERIOD
                         FOR THE 1-YEAR FOR THE 3-YEAR FOR THE 5-YEAR FROM DATE OF INCEPTION
                          PERIOD ENDED   PERIOD ENDED   PERIOD ENDED    OF FUND PORTFOLIO
SUBACCOUNT                  12/31/94       12/31/94       12/31/94         TO 12/31/94
----------               -------------- -------------- -------------- ----------------------
Growth..................     0.68 %          3.97%          5.71%              9.15%
Money Market............     2.06 %          1.46%          2.90%              4.03%
Bond....................    (7.21)%          1.60%          4.50%              5.27%
Managed.................    (3.48)%          5.27%          4.44%              5.63%
Aggressive Growth.......    (1.69)%          0.85%         11.48%             10.53%
International...........    (1.43)%          6.29%            --               5.25%
Fidelity High Income....    (3.21)%         11.59%         12.20%              9.14%
Fidelity Equity-Income..     5.28 %         12.11%          8.71%              9.18%
Fidelity Growth.........    (1.71)%          7.47%          9.07%             10.78%
Fidelity Overseas.......      0.01%          3.86%          4.03%              5.27%
Fidelity Bond...........    (5.39)%          2.69%          5.32%              5.85%
Fidelity Asset Manager..    (7.69)%          6.55%          8.91%              8.42%
Fidelity Index 500......    (0.66)%            --             --               5.49%

                                                                           FOR THE PERIOD
                          FOR THE 1-YEAR FOR THE 3-YEAR FOR THE 5-YEAR FROM DATE OF INCEPTION
                           PERIOD ENDED   PERIOD ENDED   PERIOD ENDED    OF FUND PORTFOLIO
SUBACCOUNT                   12/31/94       12/31/94       12/31/94         TO 12/31/94
----------                -------------- -------------- -------------- ----------------------
Neuberger Growth........     (6.58)%          1.85%         4.02%              9.73%
Neuberger Bond..........     (2.01)%          2.04%         4.40%              6.65%
Neuberger Balanced......     (4.97)%          1.86%         5.05%              6.82%
TCI Growth..............     (2.85)%          6.73%         6.76%              8.70%
Van Eck Worldwide Bond..     (2.99)%        (1.44)%         4.08%              3.85%
Van Eck Gold & Nat Res..     (6.40)%         12.73%         2.90%              4.24%

  Providentmutual may disclose Cumulative Total Returns in conjunction with the standard formats described above. The Cumulative Total Returns will be calculated using the following formula:

  CTR = (ERV/P) - 1

  Where:

  CTR= The Cumulative Total Return net of Subaccount recurring charges for the period.

  ERV= The ending redeemable value of the hypothetical investment at the end of the period.

  P=     A hypothetical single payment of $1,000.

EFFECT OF THE ADMINISTRATION FEE ON PERFORMANCE DATA

  The Contract provides for a $30 Annual Administration Fee to be deducted annually at the end of each Contract Year, from the Subaccounts and the Guaranteed Account based on the proportion that the value of each such account bears to the total Contract Account Value. For purposes of reflecting the administration fee in yield and total return quotations, the annual charge is converted into a per-dollar per-day charge based on the average contract value in the Variable Account of all Contracts on the last day of the period for which quotations are provided. The per-dollar per-day average charge will then be adjusted to reflect the basis upon which the particular quotation is calculated.

                    TERMINATION OF PARTICIPATION AGREEMENTS

  The participation agreements pursuant to which the Funds sell their shares to the Variable Account contain varying provisions regarding termination. The following summarizes those provisions:

  Market Street Fund, Inc. This agreement provides for termination: (1) on one year's advance notice by any party; (2) at Providentmutual's option if shares of the Fund are not reasonably available to meet the requirements of the Contracts; (3) at the option of the Fund or Providentmutual if certain enforcement proceedings are instituted against the other; (4) upon vote of the Owners of Contracts to substitute shares of another mutual fund; (5) at Providentmutual's option if the Fund ceases to qualify as a regulated investment company under the Code or fails to meet the diversification requirements thereunder; (6) at the option of Providentmutual or the Fund upon a determination that an irreconcilable material conflict exists between Owners of variable insurance products of all the separate accounts or the interests of participating insurance companies investing in the Fund; (7) at the option of Providentmutual if it has withdrawn the Variable Account's investment in the Fund; or (8) at the option of any party upon another party's material breach of any provision of the agreement.

  Variable Insurance Products Fund and Variable Insurance Products Fund
II. These agreements provide for termination: (1) on six months' advance notice by any party; (2) at Providentmutual's option if shares of the Fund are not reasonably available to meet the requirements of the Contracts; (3) at Providentmutual's option if shares of the Fund are not registered, issued or sold in accordance with applicable laws, if the Fund ceases to qualify as a regulated investment company under the Code or fails to meet the diversification requirements thereunder; (4) at the option of the Fund or its principal underwriter if it determines that Providentmutual has suffered material adverse changes in its business or financial conditions or is the subject to material adverse publicity; (5) at the option of Providentmutual if the Fund has suffered material adverse changes in its business or financial condition or is the subject of material adverse publicity; or (6) at the option of the Fund or its principal underwriter if Providentmutual decides to make another mutual fund available as a funding vehicle for its Contracts.

  Neuberger & Berman Advisers Management Trust. This Agreement may be terminated by either party on six months' written notice to the other.

  TCI Portfolios, Inc. The agreement with TCI provides for termination 1) by Providentmutual or TCI upon six months prior written notice or in the event that formal proceedings are initiated against the other party by the SEC or another regulator, 2) by Providentmutual or TCI in the event that shares of TCI subject to the agreement are not registered, offered or sold in conformity with applicable law, 3) by Providentmutual upon reasonable notice if shares of one of the then available Portfolios of TCI are no longer available or upon sixty days notice if Providentmutual should substitute shares of another fund or Fund for those of TCI, 4) upon assignment of the agreement unless both parties agree to the assignment in writing or upon termination of TCI's investment management agreement with Investor's Research (unless a new management agreement is entered into by TCI with Investor's Research), and 5) by TCI if Providentmutual breaches the agreement.

  Van Eck Investment Trust. The agreement with Van Eck Trust provides for termination 1) by Providentmutual or Van Eck Trust upon six months prior written notice or in the event that formal proceedings are initiated against the other party by the SEC or another regulator, 2) by Providentmutual or Van Eck Trust in the event that shares of Van Eck Trust subject to the agreement are not registered, offered or sold in conformity with applicable law, 3) by Providentmutual upon reasonable notice if shares of one of the then available Portfolios of Van Eck Trust are no longer available or upon sixty days notice if Providentmutual should substitute shares of another fund or Fund for those of Van Eck Trust, 4) upon assignment of the agreement unless both parties agree to the assignment in writing.

  Should an agreement between Providentmutual and a Fund terminate, the Subaccounts which invest in that Fund will not be able to purchase additional shares of such Fund. In that event, Owners will no longer be able to allocate cash values or net premiums to Subaccounts investing in Portfolios of such Fund.

  Additionally, in certain circumstances, it is possible that a Fund or a portion of a Fund may refuse to sell its shares to a Subaccount despite the fact that the participation agreement between the Fund and Providentmutual has not been terminated. Should a Fund or portfolio of such Fund decide not to sell its shares to Providentmutal, Providentmutual will not be able to honor requests by Owners to allocate cash values or net premiums to Subaccounts investing in shares of that Fund or portfolio.

                         SAFEKEEPING OF ACCOUNT ASSETS

  Providentmutual holds the title to the assets of the Variable Account. The assets are kept physically segregated and held separate and apart from the Company's General Account assets and from the assets in any other separate account.

  Records are maintained of all purchases and redemptions of Portfolio shares held by each of the Subaccounts.

  The officers and employees of Providentmutual are covered by an insurance company blanket bond issued by National Union Fire Insurance Company of Pittsburgh, PA to Provident Mutual Life Insurance Company of Philadelphia in the amount of ten million dollars. The bond insurers against dishonest and fradulent acts of officers and employees.

                                STATE REGULATION

  Providentmutual is subject to regulation and supervision by the Insurance Department of the State of Delaware which periodically examines its affairs. It is also subject to the insurance laws and regulations of all jurisdictions where it is authorized to do business. A copy of the Contract form has been filed with, and where required approved by, insurance officials in each jurisdiction where the Contracts are sold. Providentmutual is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

                              RECORDS AND REPORTS

  Providentmutual will maintain all records and accounts relating to the Variable Account. As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, reports containing such information as may be required under the Act or by any other applicable law or regulation will be sent to Contract Owners semi-annually at the last address known to the Company.

                                 LEGAL MATTERS

  All matters relating to Delaware law pertaining to the Contracts, including the validity of the Contracts and Providentmutual's authority to issue the Contracts, have been passed upon by Linda E. Senker, Legal Officer of Providentmutual. Sutherland, Asbill & Brennan of Washington, D.C. has provided advice on certain matters relating to the Federal securities laws.

                                    EXPERTS

  The statements of financial condition for Providentmutual as of December 31, 1994 and 1993 and the related statements of operations, changes in capital and surplus and cash flows for each of the three years in the period ended December 31, 1994 and the audited statements of assets and liabilities of the Variable Account as of December 31, 1994 and the related statements of operations and changes in net assets for the year then ended and for the year ended December 31, 1993 and the statements of operations and changes in net assets for the period April 14, 1992 (Date of Inception) to December 31, 1992 which are included in this Statement of Additional Information and in the registration statement have been audited by Coopers & Lybrand L.L.P. as set forth in their report included herein, and are included herein in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

                               OTHER INFORMATION

  A registration statement has been filed with the SEC under the Securities Act of 1933 as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC at 450 Fifth Street, N.W., Washington, DC 20549.

                              FINANCIAL STATEMENTS

  This Statement of Additional Information contains the audited statements of assets and liabilities of the Variable Account as of December 31, 1994 and the related statements of operations and changes in net assets for each of the two years in the period then ended and for the period April 14, 1992 (Date of Inception) to December 31, 1992. Coopers & Lybrand L.L.P. serves as independent accountants for the Variable Account.

  Providentmutual's statements of financial condition as of December 31, 1994 and 1993 and the related statements of operations, changes in capital and surplus and cash flows for each of the three years in the period ended December 31, 1994, which are included in this Statement of Additional Information, should be considered only as bearing Providentmutual's ability to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

--------------------------------------------------------------------------------
The Providentmutual Variable Annuity Separate Account of Providentmutual Life and Annuity Company of America
Report of Independent Accountants

--------------------------------------------------------------------------------
To the Contractowners and
  Board of Directors of
Providentmutual Life and Annuity
  Company of America
Newark, Delaware

We have audited the accompanying statements of assets and liabilities of the Providentmutual Variable Annuity Separate Account (comprising the sixteen Subaccounts) as of December 31, 1994, and the related statements of operations and changes in net assets for each of the two years in the period then ended and for the period April 14, 1992 (Date of Inception) to December 31, 1992. These financial statements are the responsibility of the management of the Variable Annuity Separate Account. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of shares owned as of December 31, 1994 with the transfer agents. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Providentmutual Variable Annuity Separate Account as of December 31, 1994, and the results of its operations and the changes in its net assets for each of the two years in the period then ended and for the period April 14, 1992 (Date of Inception) to December 31, 1992 in conformity with generally accepted accounting principles.

                                          Coopers & Lybrand L.L.P.

2400 Eleven Penn Center
Philadelphia, Pennsylvania
February 15, 1995

--------------------------------------------------------------------------------
The Providentmutual Variable Annuity Separate Account of Providentmutual Life and Annuity Company of America
Statements of Assets and Liabilities, December 31, 1994

--------------------------------------------------------------------------------


                                        MONEY                          AGGRESSIVE
                            GROWTH      MARKET      BOND     MANAGED     GROWTH   INTERNATIONAL
                          SUBACCOUNT  SUBACCOUNT SUBACCOUNT SUBACCOUNT SUBACCOUNT  SUBACCOUNT
-----------------------------------------------------------------------------------------------
ASSETS
Investment in the Market
 Street Fund, Inc., at
 market value:
 Growth Portfolio.......  $11,859,531
 Money Market Portfolio.              $8,171,895
 Bond Portfolio.........                         $2,398,392
 Managed Portfolio......                                    $7,412,564
 Aggressive Growth
  Portfolio.............                                               $2,525,447
 International
  Portfolio.............                                                           $9,275,356
Dividends receivable....                  38,445
Receivable from
 Providentmutual Life
 and Annuity Company of
 America................        6,000    453,757                 2,001
                          ----------- ---------- ---------- ---------- ----------  ----------
NET ASSETS..............  $11,865,531 $8,664,097 $2,398,392 $7,414,565 $2,525,447  $9,275,356
                          =========== ========== ========== ========== ==========  ==========
Held for the benefit of
 contractowners.........  $11,845,268 $8,608,192 $2,372,858 $7,395,403 $2,489,399  $9,254,392
Attributable to
 Providentmutual Life
 and Annuity Company of
 America................       20,263     55,905     25,534     19,162     36,048      20,964
                          ----------- ---------- ---------- ---------- ----------  ----------
                          $11,865,531 $8,664,097 $2,398,392 $7,414,565 $2,525,447  $9,275,356
                          =========== ========== ========== ========== ==========  ==========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Annuity Separate Account of Providentmutual Life and Annuity Company of America
Statements of Assets and Liabilities, December 31, 1994

--------------------------------------------------------------------------------

                          FIDELITY   FIDELITY              FIDELITY
                            HIGH     EQUITY-    FIDELITY     ASSET     FIDELITY
                           INCOME     INCOME     GROWTH     MANAGER   INDEX 500
                         SUBACCOUNT SUBACCOUNT SUBACCOUNT SUBACCOUNT  SUBACCOUNT
--------------------------------------------------------------------------------
ASSETS
Investment in the
 Variable Insurance
 Products Fund, at
 market value:
 High Income Portfolio.. $2,088,786
 Equity-Income
  Portfolio.............            $8,624,257
 Growth Portfolio.......                       $9,523,686
Investment in the
 Variable Insurance
 Products Fund II, at
 market value:
 Asset Manager
  Portfolio.............                                  $14,120,649
 Index 500 Portfolio....                                              $1,839,168
                         ---------- ---------- ---------- ----------- ----------
NET ASSETS.............. $2,088,786 $8,624,257 $9,523,686 $14,120,649 $1,839,168
                         ========== ========== ========== =========== ==========
Held for the benefit of
 contractowners......... $2,062,388 $8,597,475 $9,496,276 $14,100,225 $1,813,041
Attributable to
 Providentmutual Life
 and Annuity Company of
 America................     26,398     26,782     27,410      20,424     26,127
                         ---------- ---------- ---------- ----------- ----------
                         $2,088,786 $8,624,257 $9,523,686 $14,120,649 $1,839,168
                         ========== ========== ========== =========== ==========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Annuity Separate Account of Providentmutual Life and Annuity Company of America
Statements of Assets and Liabilities, December 31, 1994

--------------------------------------------------------------------------------

                                      QUEST FOR  QUEST FOR
                          QUEST FOR     VALUE      VALUE     SCUDDER   DREYFUS ZERO
                         VALUE EQUITY SMALL CAP   MANAGED      BOND    COUPON 2000
                          SUBACCOUNT  SUBACCOUNT SUBACCOUNT SUBACCOUNT  SUBACCOUNT
-----------------------------------------------------------------------------------
ASSETS
Investment in the Quest
 for Value Accumulation
 Trust, at market value:
 Equity Portfolio.......  $1,473,738
 Small Cap Portfolio....              $4,338,755
 Managed Portfolio......                         $7,718,801
Investment in the
 Scudder Variable Life
 Investment Fund, at
 market value:
 Bond Portfolio.........                                    $2,086,909
Investment in the
 Dreyfus Variable
 Investment Fund, at
 market value:
 Zero Coupon 2000
  Portfolio.............                                                $1,471,713
Receivable from
 Providentmutual Life
 and Annuity Company of
 America................                                         2,928
                          ----------  ---------- ---------- ----------  ----------
NET ASSETS..............  $1,473,738  $4,338,755 $7,718,801 $2,089,837  $1,471,713
                          ==========  ========== ========== ==========  ==========
Held for the benefit of
 contractowners.........  $1,449,382  $4,310,613 $7,691,390 $2,070,224  $1,450,480
Attributable to
 Providentmutual Life
 and Annuity Company of
 America................      24,356      28,142     27,411     19,613      21,233
                          ----------  ---------- ---------- ----------  ----------
                          $1,473,738  $4,338,755 $7,718,801 $2,089,837  $1,471,713
                          ==========  ========== ========== ==========  ==========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Annuity Separate Account of Providentmutual Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 1994

--------------------------------------------------------------------------------

                                       MONEY                            AGGRESSIVE
                            GROWTH     MARKET      BOND      MANAGED      GROWTH   INTERNATIONAL
                          SUBACCOUNT SUBACCOUNT SUBACCOUNT  SUBACCOUNT  SUBACCOUNT  SUBACCOUNT
------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends...............   $282,393   $268,375  $ 139,643   $ 261,626                $   8,537
EXPENSES
Mortality and expense
 risks..................    128,201     95,900     32,047      86,452    $22,713        86,911
                           --------   --------  ---------   ---------    -------     ---------
Net investment income
 (loss).................    154,192    172,475    107,596     175,174    (22,713)      (78,374)
                           --------   --------  ---------   ---------    -------     ---------
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
Realized gain
 distributions
 reinvested.............      6,204                62,769     291,567                   59,642
Net realized gain (loss)
 from redemption of
 investment shares......     98,310              (113,923)    (69,608)    39,836       130,120
                           --------   --------  ---------   ---------    -------     ---------
Net realized gain (loss)
 on investments.........    104,514               (51,154)    221,959     39,836       189,762
                           --------   --------  ---------   ---------    -------     ---------
Net unrealized
 appreciation
 (depreciation) of
 investments:
Beginning of year.......    290,541                 3,861     113,294    142,633       280,899
End of year.............    112,519              (238,307)   (459,432)   150,041       (62,723)
                           --------   --------  ---------   ---------    -------     ---------
Net unrealized
 appreciation
 (depreciation) during
 the year...............   (178,022)             (242,168)   (572,726)     7,408      (343,622)
                           --------   --------  ---------   ---------    -------     ---------
Net realized and
 unrealized gain (loss)
 on investments.........    (73,508)             (293,322)   (350,767)    47,244      (153,860)
                           --------   --------  ---------   ---------    -------     ---------
Net increase (decrease)
 in net assets resulting
 from operations........   $ 80,684   $172,475  $(185,726)  $(175,593)   $24,531     $(232,234)
                           ========   ========  =========   =========    =======     =========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Annuity Separate Account of Providentmutual Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 1994

--------------------------------------------------------------------------------

                           FIDELITY   FIDELITY              FIDELITY
                             HIGH     EQUITY-    FIDELITY    ASSET      FIDELITY
                            INCOME     INCOME     GROWTH    MANAGER    INDEX 500
                          SUBACCOUNT SUBACCOUNT SUBACCOUNT SUBACCOUNT  SUBACCOUNT
---------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends...............   $ 18,320   $130,637   $ 12,180  $  58,881
EXPENSES
Mortality and expense
 risks..................     17,971     68,112     79,736    127,134    $14,372
                           --------   --------   --------  ---------    -------
Net investment income
 (loss).................        349     62,525    (67,556)   (68,253)   (14,372)
                           --------   --------   --------  ---------    -------
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
Realized gain
 distributions
 reinvested.............      9,285     93,966    128,901     82,779        944
Net realized loss from
 redemption of
 investment shares......    (34,274)    (9,430)   (42,266)   (38,550)    (2,069)
                           --------   --------   --------  ---------    -------
Net realized gain (loss)
 on investments.........    (24,989)    84,536     86,635     44,229     (1,125)
                           --------   --------   --------  ---------    -------
Net unrealized
 appreciation
 (depreciation) of
 investments:
Beginning of year.......      2,309      9,069     24,375     47,578     (8,392)
End of year.............    (23,285)    82,529    153,689   (554,822)     7,897
                           --------   --------   --------  ---------    -------
Net unrealized
 appreciation
 (depreciation) during
 the year...............    (25,594)    73,460    129,314   (602,400)    16,289
                           --------   --------   --------  ---------    -------
Net realized and
 unrealized gain (loss)
 on investments.........    (50,583)   157,996    215,949   (558,171)    15,164
                           --------   --------   --------  ---------    -------
Net increase (decrease)
 in net assets resulting
 from operations........   $(50,234)  $220,521   $148,393  $(626,424)   $   792
                           ========   ========   ========  =========    =======

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Annuity Separate Account of Providentmutual Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 1994

--------------------------------------------------------------------------------

                                       QUEST FOR  QUEST FOR
                           QUEST FOR     VALUE      VALUE     SCUDDER   DREYFUS ZERO
                          VALUE EQUITY SMALL CAP   MANAGED      BOND    COUPON 2000
                           SUBACCOUNT  SUBACCOUNT SUBACCOUNT SUBACCOUNT  SUBACCOUNT
------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends...............     $2,969     $ 5,775    $ 44,776   $ 76,583    $ 55,072
EXPENSES
Mortality and expense
 risks..................      9,626      35,154      62,100     18,268      11,533
                             ------     -------    --------   --------    --------
Net investment income
 (loss).................     (6,657)    (29,379)    (17,324)    58,315      43,539
                             ------     -------    --------   --------    --------
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
Realized gain
 distributions
 reinvested.............      5,207      12,647      60,091     18,954
Net realized gain (loss)
 from redemption of
 investment shares......        397      20,435      (2,697)   (59,832)    (10,173)
                             ------     -------    --------   --------    --------
Net realized gain (loss)
 on investments.........      5,604      33,082      57,394    (40,878)    (10,173)
                             ------     -------    --------   --------    --------
Net unrealized
 appreciation
 (depreciation) of
 investments:
 Beginning of year......      2,286      18,725      10,659      1,179      (1,769)
 End of year............      8,700      48,091    (100,411)   (75,019)    (52,484)
                             ------     -------    --------   --------    --------
Net unrealized
 appreciation
 (depreciation) during
 the year...............      6,414      29,366    (111,070)   (76,198)    (50,715)
                             ------     -------    --------   --------    --------
Net realized and
 unrealized gain (loss)
 on investments.........     12,018      62,448     (53,676)  (117,076)    (60,888)
                             ------     -------    --------   --------    --------
Net increase (decrease)
 in net assets resulting
 from operations........     $5,361     $33,069    $(71,000)  $(58,761)   $(17,349)
                             ======     =======    ========   ========    ========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Annuity Separate Account of Providentmutual Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 1993

--------------------------------------------------------------------------------

                                       MONEY                          AGGRESSIVE
                            GROWTH     MARKET      BOND     MANAGED     GROWTH   INTERNATIONAL
                          SUBACCOUNT SUBACCOUNT SUBACCOUNT SUBACCOUNT SUBACCOUNT  SUBACCOUNT
----------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends...............   $156,889   $30,513    $ 83,757   $ 93,686   $  1,890    $  5,846
EXPENSES
Mortality and expense
 risks..................     72,700    10,453      19,382     45,157     13,013      15,302
                           --------   -------    --------   --------   --------    --------
   Net investment income
    (loss)..............     84,189    20,060      64,375     48,529    (11,123)     (9,456)
                           --------   -------    --------   --------   --------    --------
NET REALIZED AND
 UNREALIZED GAIN ON
 INVESTMENTS
Realized gain
 distributions
 reinvested.............    120,685                                                  15,148
Net realized gain from
 redemption of
 investment shares......     17,272                44,646    127,383     44,906      73,150
                           --------   -------    --------   --------   --------    --------
   Net realized gain on
    investments.........    137,957                44,646    127,383     44,906      88,298
                           --------   -------    --------   --------   --------    --------
Net unrealized
 appreciation
 (depreciation) of
 investments:
 Beginning of year......     (1,072)                 (265)    30,991     88,077     (12,804)
 End of year............    290,541                 3,861    113,294    142,633     280,899
                           --------   -------    --------   --------   --------    --------
Net unrealized
 appreciation during the
 year...................    291,613                 4,126     82,303     54,556     293,703
                           --------   -------    --------   --------   --------    --------
Net realized and
 unrealized gain on
 investments............    429,570                48,772    209,686     99,462     382,001
                           --------   -------    --------   --------   --------    --------
Net increase in net
 assets resulting from
 operations.............   $513,759   $20,060    $113,147   $258,215   $ 88,339    $372,545
                           ========   =======    ========   ========   ========    ========

See accompanying notes to financial statements.

--------------------------------------------------------------------------------
The Providentmutual Variable Annuity Separate Account of Providentmutual Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 1993

--------------------------------------------------------------------------------

                           FIDELITY   FIDELITY              FIDELITY
                             HIGH     EQUITY-    FIDELITY    ASSET     FIDELITY
                            INCOME     INCOME     GROWTH    MANAGER   INDEX 500
                          SUBACCOUNT SUBACCOUNT SUBACCOUNT SUBACCOUNT SUBACCOUNT
--------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends...............              $ 6,066                           $9,044
EXPENSES
Mortality and expense
 risks..................                1,242    $ 1,170    $ 1,473        541
                            ------    -------    -------    -------     ------
Net investment income
 (loss).................                4,824     (1,170)    (1,473)     8,503
                            ------    -------    -------    -------     ------
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
Realized gain
 distributions
 reinvested.............                                                 3,815
Net realized gain (loss)
 from redemption of
 investment shares......    $  985                   (69)                    8
                            ------    -------    -------    -------     ------
Net realized gain (loss)
 on investments.........       985                   (69)                3,823
                            ------    -------    -------    -------     ------
Net unrealized
 appreciation
 (depreciation) of
 investments:
 Beginning of year......
 End of year............     2,309      9,069     24,375     47,578     (8,392)
                            ------    -------    -------    -------     ------
Net unrealized
 appreciation
 (depreciation) during
 the year...............     2,309      9,069     24,375     47,578     (8,392)
                            ------    -------    -------    -------     ------
Net realized and
 unrealized gain (loss)
 on investments.........     3,294      9,069     24,306     47,578     (4,569)
                            ------    -------    -------    -------     ------
Net increase in net
 assets resulting from
 operations.............    $3,294    $13,893    $23,136    $46,105     $3,934
                            ======    =======    =======    =======     ======

See accompanying notes to financial statements.

--------------------------------------------------------------------------------
The Providentmutual Variable Annuity Separate Account of Providentmutual Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 1993

--------------------------------------------------------------------------------

                                       QUEST FOR  QUEST FOR
                           QUEST FOR     VALUE      VALUE     SCUDDER   DREYFUS ZERO
                          VALUE EQUITY SMALL CAP   MANAGED      BOND    COUPON 2000
                           SUBACCOUNT  SUBACCOUNT SUBACCOUNT SUBACCOUNT  SUBACCOUNT
------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends...............                                       $  399      $  776
EXPENSES
Mortality and expense
 risks..................     $  182     $   473     $1,226
                             ------     -------     ------     ------      ------
Net investment income
 (loss).................       (182)       (473)    (1,226)       399         776
                             ------     -------     ------     ------      ------
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
Realized gain
 distributions
 reinvested.............                                                    1,091
Net realized loss from
 redemption of
 investment shares......         (1)                             (143)
                             ------     -------     ------     ------      ------
Net realized gain (loss)
 on investments.........         (1)                             (143)      1,091
                             ------     -------     ------     ------      ------
Net unrealized
 appreciation
 (depreciation) of
 investments:
 Beginning of year......
 End of year............      2,286      18,725     10,659      1,179      (1,769)
                             ------     -------     ------     ------      ------
Net unrealized
 appreciation
 (depreciation) during
 the year...............      2,286      18,725     10,659      1,179      (1,769)
                             ------     -------     ------     ------      ------
Net realized and
 unrealized gain (loss)
 on investments.........      2,285      18,725     10,659      1,036        (678)
                             ------     -------     ------     ------      ------
Net increase in net
 assets resulting from
 operations.............     $2,103     $18,252     $9,433     $1,435      $   98
                             ======     =======     ======     ======      ======

See accompanying notes to financial statements.

--------------------------------------------------------------------------------
The Providentmutual Variable Annuity Separate Account of Providentmutual Life and Annuity Company of America
Statements of Operations for the Period April 14, 1992 (Date of Inception) to December 31, 1992

--------------------------------------------------------------------------------

                                       MONEY                          AGGRESSIVE
                            GROWTH     MARKET      BOND     MANAGED     GROWTH   INTERNATIONAL
                          SUBACCOUNT SUBACCOUNT SUBACCOUNT SUBACCOUNT SUBACCOUNT  SUBACCOUNT
----------------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends...............   $11,139     $4,863    $12,685    $ 1,313
EXPENSES
Mortality and expense
 risks..................     7,822      2,138      4,383      1,062    $ 3,004     $  2,773
                           -------     ------    -------    -------    -------     --------
Net investment income
 (loss).................     3,317      2,725      8,302        251     (3,004)      (2,773)
                           -------     ------    -------    -------    -------     --------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS
Net realized gain (loss)
 from redemption of
 investment shares......       132                (1,615)       372         16         (203)
                           -------     ------    -------    -------    -------     --------
Net realized gain (loss)
 on investments.........       132                (1,615)       372         16         (203)
                           -------     ------    -------    -------    -------     --------
Net unrealized
 appreciation
 (depreciation) of
 investments:
 Beginning of year
 End of year............    (1,072)                 (265)    30,991     88,077      (12,804)
                           -------     ------    -------    -------    -------     --------
Net unrealized
 appreciation
 (depreciation) during
 the year...............    (1,072)                 (265)    30,991     88,077      (12,804)
                           -------     ------    -------    -------    -------     --------
Net realized and
 unrealized gain (loss)
 on investments.........      (940)               (1,880)    31,363     88,093      (13,007)
                           -------     ------    -------    -------    -------     --------
Net increase (decrease)
 in net assets resulting
 from operations........   $ 2,377     $2,725    $ 6,422    $31,614    $85,089     $(15,780)
                           =======     ======    =======    =======    =======     ========

See accompanying notes to financial statements.

--------------------------------------------------------------------------------
The Providentmutual Variable Annuity Separate Account of Providentmutual Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 1994

--------------------------------------------------------------------------------

                                          MONEY                             AGGRESSIVE
                            GROWTH       MARKET        BOND      MANAGED      GROWTH    INTERNATIONAL
                          SUBACCOUNT   SUBACCOUNT   SUBACCOUNT  SUBACCOUNT  SUBACCOUNT   SUBACCOUNT
-----------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income
 (loss).................  $   154,192  $   172,475  $  107,596  $  175,174  $  (22,713)  $  (78,374)
Net realized gain (loss)
 on investments.........      104,514                  (51,154)    221,959      39,836      189,762
Net unrealized
 appreciation
 (depreciation) of
 investments during the
 year...................     (178,022)                (242,168)   (572,726)      7,408     (343,622)
                          -----------  -----------  ----------  ----------  ----------   ----------
Net increase (decrease)
 in net assets from
 operations.............       80,684      172,475    (185,726)   (175,593)     24,531     (232,234)
                          -----------  -----------  ----------  ----------  ----------   ----------
FROM VARIABLE ANNUITY
 CONTRACT TRANSACTIONS
Contractowners' net
 payments...............      950,298   61,506,723     108,515     690,509     112,753    1,000,279
Administrative charges..       (7,654)        (399)     (1,302)     (4,106)       (774)      (2,183)
Surrenders and
 forfeitures............   (1,116,198)    (152,783)   (513,775) (1,579,434)    (98,187)    (284,793)
Transfers between
 investment portfolios..    3,361,071  (55,591,051)    399,488   2,068,730   1,111,613    5,816,697
                          -----------  -----------  ----------  ----------  ----------   ----------
Net increase (decrease)
 in net assets derived
 from contract
 transactions...........    3,187,517    5,762,490      (7,074)  1,175,699   1,125,405    6,530,000
                          -----------  -----------  ----------  ----------  ----------   ----------
Capital contribution
 from Providentmutual
 Life and Annuity
 Company of America.....                    25,000
                          -----------  -----------  ----------  ----------  ----------   ----------
Total increase
 (decrease) in net
 assets.................    3,268,201    5,959,965    (192,800)  1,000,106   1,149,936    6,297,766
NET ASSETS
Beginning of year.......    8,597,330    2,704,132   2,591,192   6,414,459   1,375,511    2,977,590
                          -----------  -----------  ----------  ----------  ----------   ----------
End of year.............  $11,865,531  $ 8,664,097  $2,398,392  $7,414,565  $2,525,447   $9,275,356
                          ===========  ===========  ==========  ==========  ==========   ==========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Annuity Separate Account of Providentmutual Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 1994

--------------------------------------------------------------------------------

                           FIDELITY    FIDELITY                FIDELITY
                             HIGH      EQUITY-     FIDELITY      ASSET      FIDELITY
                            INCOME      INCOME      GROWTH      MANAGER    INDEX 500
                          SUBACCOUNT  SUBACCOUNT  SUBACCOUNT  SUBACCOUNT   SUBACCOUNT
--------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income
 (loss).................  $      349  $   62,525  $  (67,556) $   (68,253) $  (14,372)
Net realized gain (loss)
 on investments.........     (24,989)     84,536      86,635       44,229      (1,125)
Net unrealized
 appreciation
 (depreciation) of
 investments during the
 year...................     (25,594)     73,460     129,314     (602,400)     16,289
                          ----------  ----------  ----------  -----------  ----------
Net increase (decrease)
 in net assets from
 operations.............     (50,234)    220,521     148,393     (626,424)        792
                          ----------  ----------  ----------  -----------  ----------
FROM VARIABLE ANNUITY
 CONTRACT TRANSACTIONS
Contractowners' net
 payments...............     217,172     594,883     847,954    1,952,672     146,290
Administrative charges..        (256)     (1,368)     (1,475)      (1,686)       (204)
Surrenders and
 forfeitures............     (26,600)    (55,071)    (97,038)    (156,818)     (5,377)
Transfers between
 investment portfolios..   1,765,987   6,487,901   7,416,445   11,433,386   1,254,887
                          ----------  ----------  ----------  -----------  ----------
Net increase in net
 assets derived from
 contract transactions..   1,956,303   7,026,345   8,165,886   13,227,554   1,395,596
                          ----------  ----------  ----------  -----------  ----------
Total increase in net
 assets.................   1,906,069   7,246,866   8,314,279   12,601,130   1,396,388
NET ASSETS
Beginning of year.......     182,717   1,377,391   1,209,407    1,519,519     442,780
                          ----------  ----------  ----------  -----------  ----------
End of year.............  $2,088,786  $8,624,257  $9,523,686  $14,120,649  $1,839,168
                          ==========  ==========  ==========  ===========  ==========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Annuity Separate Account of Providentmutual Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 1994

--------------------------------------------------------------------------------

                                       QUEST FOR   QUEST FOR
                           QUEST FOR     VALUE       VALUE      SCUDDER    DREYFUS ZERO
                          VALUE EQUITY SMALL CAP    MANAGED       BOND     COUPON 2000
                           SUBACCOUNT  SUBACCOUNT  SUBACCOUNT  SUBACCOUNT   SUBACCOUNT
---------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income
 (loss).................   $   (6,657) $  (29,379) $  (17,324) $   58,315   $   43,539
Net realized gain (loss)
 on investments.........        5,604      33,082      57,394     (40,878)     (10,173)
Net unrealized
 appreciation
 (depreciation) of
 investments during the
 year...................        6,414      29,366    (111,070)    (76,198)     (50,715)
                           ----------  ----------  ----------  ----------   ----------
Net increase (decrease)
 in net assets from
 operations.............        5,361      33,069     (71,000)    (58,761)     (17,349)
                           ----------  ----------  ----------  ----------   ----------
FROM VARIABLE ANNUITY
 CONTRACT TRANSACTIONS
Contractowners' net
 payments...............       85,686     643,248     878,308     152,413       75,645
Administrative charges..         (212)       (490)       (920)       (271)         (92)
Surrenders and
 forfeitures............      (33,165)    (40,245)   (162,889)    (34,397)     (52,359)
Transfers between
 investment portfolios..    1,232,916   3,242,270   5,691,114   1,643,002    1,384,642
                           ----------  ----------  ----------  ----------   ----------
Net increase in net
 assets derived from
 contract transactions..    1,285,225   3,844,783   6,405,613   1,760,747    1,407,836
                           ----------  ----------  ----------  ----------   ----------
Total increase in net
 assets.................    1,290,586   3,877,852   6,334,613   1,701,986    1,390,487
NET ASSETS
Beginning of year.......      183,152     460,903   1,384,188     387,851       81,226
                           ----------  ----------  ----------  ----------   ----------
End of year.............   $1,473,738  $4,338,755  $7,718,801  $2,089,837   $1,471,713
                           ==========  ==========  ==========  ==========   ==========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Annuity Separate Account of Providentmutual Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 1993

--------------------------------------------------------------------------------

                                         MONEY                              AGGRESSIVE
                            GROWTH       MARKET        BOND      MANAGED      GROWTH    INTERNATIONAL
                          SUBACCOUNT   SUBACCOUNT   SUBACCOUNT  SUBACCOUNT  SUBACCOUNT   SUBACCOUNT
-----------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income
 (loss).................  $   84,189  $     20,060  $   64,375  $   48,529  $  (11,123)  $   (9,456)
Net realized gain on
 investments............     137,957                    44,646     127,383      44,906       88,298
Net unrealized
 appreciation of
 investments during the
 year...................     291,613                     4,126      82,303      54,556      293,703
                          ----------  ------------  ----------  ----------  ----------   ----------
Net increase in net
 assets from operations.     513,759        20,060     113,147     258,215      88,339      372,545
                          ----------  ------------  ----------  ----------  ----------   ----------
FROM VARIABLE ANNUITY
 CONTRACT TRANSACTIONS
Contractowners' net
 payments...............     679,786    23,502,986      36,901     161,651     122,413       59,247
Administrative charges..      (3,396)          (37)       (526)     (1,008)       (374)        (267)
Surrenders and
 forfeitures............    (811,587)      (31,148)    (99,230)   (256,574)   (121,497)    (263,852)
Transfers between
 investment portfolios..   5,265,014   (21,345,383)  1,462,361   5,169,653     463,474    2,136,662
                          ----------  ------------  ----------  ----------  ----------   ----------
Net increase in net
 assets derived from
 contract transactions..   5,129,817     2,126,418   1,399,506   5,073,722     464,016    1,931,790
                          ----------  ------------  ----------  ----------  ----------   ----------
Total increase in net
 assets.................   5,643,576     2,146,478   1,512,653   5,331,937     552,355    2,304,335
NET ASSETS
Beginning of year.......   2,953,754       557,654   1,078,539   1,082,522     823,156      673,255
                          ----------  ------------  ----------  ----------  ----------   ----------
End of year.............  $8,597,330  $  2,704,132  $2,591,192  $6,414,459  $1,375,511   $2,977,590
                          ==========  ============  ==========  ==========  ==========   ==========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Annuity Separate Account of Providentmutual Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 1993

--------------------------------------------------------------------------------

                           FIDELITY   FIDELITY               FIDELITY
                             HIGH     EQUITY-    FIDELITY     ASSET      FIDELITY
                            INCOME     INCOME     GROWTH     MANAGER    INDEX 500
                          SUBACCOUNT SUBACCOUNT SUBACCOUNT  SUBACCOUNT  SUBACCOUNT
----------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income
 (loss).................             $    4,824 $   (1,170) $   (1,473)  $  8,503
Net realized gain (loss)
 on investments.........   $    985                    (69)                 3,823
Net unrealized
 appreciation
 (depreciation) of
 investments during the
 year...................      2,309       9,069     24,375      47,578     (8,392)
                           --------  ---------- ----------  ----------   --------
Net increase in net
 assets from operations.      3,294      13,893     23,136      46,105      3,934
                           --------  ---------- ----------  ----------   --------
FROM VARIABLE ANNUITY
 CONTRACT TRANSACTIONS
Contractowners' net
 payments...............         19       8,684      7,045       5,561     14,220
Transfers between
 investment portfolios..    154,404   1,329,814  1,154,226   1,442,853    399,626
                           --------  ---------- ----------  ----------   --------
Net increase in net
 assets derived from
 contract transactions..    154,423   1,338,498  1,161,271   1,448,414    413,846
                           --------  ---------- ----------  ----------   --------
Capital contribution
 from Providentmutual
 Life and Annuity
 Company of America.....     25,000      25,000     25,000      25,000     25,000
                           --------  ---------- ----------  ----------   --------
Total increase in net
 assets.................    182,717   1,377,391  1,209,407   1,519,519    442,780
NET ASSETS
Beginning of year.......
                           --------  ---------- ----------  ----------   --------
End of year.............   $182,717  $1,377,391 $1,209,407  $1,519,519   $442,780
                           ========  ========== ==========  ==========   ========

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Annuity Separate Account of Providentmutual Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 1993

--------------------------------------------------------------------------------

                                       QUEST FOR  QUEST FOR
                           QUEST FOR     VALUE      VALUE      SCUDDER   DREYFUS ZERO
                          VALUE EQUITY SMALL CAP   MANAGED       BOND    COUPON 2000
                           SUBACCOUNT  SUBACCOUNT SUBACCOUNT  SUBACCOUNT  SUBACCOUNT
-------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income
 (loss).................    $   (182)   $   (473) $   (1,226)  $    399    $   776
Net realized gain (loss)
 on investments.........          (1)                              (143)     1,091
Net unrealized
 appreciation
 (depreciation) of
 investments during the
 year...................       2,286      18,725      10,659      1,179     (1,769)
                            --------    --------  ----------   --------    -------
Net increase in net
 assets from operations.       2,103      18,252       9,433      1,435         98
                            --------    --------  ----------   --------    -------
FROM VARIABLE ANNUITY
 CONTRACT TRANSACTIONS
Contractowners' net
 payments...............       1,950       3,055       7,011        121      1,045
Transfers between
 investment portfolios..     154,099     414,596   1,342,744    361,295     55,083
                            --------    --------  ----------   --------    -------
Net increase in net
 assets derived from
 contract transactions..     156,049     417,651   1,349,755    361,416     56,128
                            --------    --------  ----------   --------    -------
Capital contribution
 from Providentmutual
 Life and Annuity
 Company of America.....      25,000      25,000      25,000     25,000     25,000
                            --------    --------  ----------   --------    -------
Total increase in net
 assets.................     183,152     460,903   1,384,188    387,851     81,226
NET ASSETS
Beginning of year.......
                            --------    --------  ----------   --------    -------
End of year.............    $183,152    $460,903  $1,384,188   $387,851    $81,226
                            ========    ========  ==========   ========    =======

See accompanying notes to financial statements

--------------------------------------------------------------------------------
The Providentmutual Variable Annuity Separate Account of Providentmutual Life and Annuity Company of America
Statements of Changes in Net Assets for the Period April 14, 1992 (Date of Inception) to December 31, 1992

--------------------------------------------------------------------------------

                                         MONEY                            AGGRESSIVE
                            GROWTH      MARKET        BOND      MANAGED     GROWTH   INTERNATIONAL
                          SUBACCOUNT  SUBACCOUNT   SUBACCOUNT  SUBACCOUNT SUBACCOUNT  SUBACCOUNT
--------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income
 (loss).................  $    3,317  $     2,725  $    8,302  $      251  $ (3,004)   $ (2,773)
Net realized gain (loss)
 on investments.........         132                   (1,615)        372        16        (203)
Net unrealized
 appreciation
 (depreciation) of
 investments during the
 period.................      (1,072)                    (265)     30,991    88,077     (12,804)
                          ----------  -----------  ----------  ----------  --------    --------
Net increase (decrease)
 in net assets from
 operations.............       2,377        2,725       6,422      31,614    85,089     (15,780)
                          ----------  -----------  ----------  ----------  --------    --------
FROM VARIABLE ANNUITY
 CONTRACT TRANSACTIONS
Contractowners' net
 payments...............     241,263    6,608,258     153,138       4,885       193         105
Transfers between
 investment portfolios..   2,685,114   (6,078,329)    893,979   1,021,023   712,874     663,930
                          ----------  -----------  ----------  ----------  --------    --------
Net increase in net
 assets derived from
 contract transactions..   2,926,377      529,929   1,047,117   1,025,908   713,067     664,035
                          ----------  -----------  ----------  ----------  --------    --------
Capital contribution
 from Providentmutual
 Life and Annuity
 Company of America.....      25,000       25,000      25,000      25,000    25,000      25,000
                          ----------  -----------  ----------  ----------  --------    --------
Total increase in net
 assets.................   2,953,754      557,654   1,078,539   1,082,522   823,156     673,255
NET ASSETS
Beginning of period.....
                          ----------  -----------  ----------  ----------  --------    --------
End of period...........  $2,953,754  $   557,654  $1,078,539  $1,082,522  $823,156    $673,255
                          ==========  ===========  ==========  ==========  ========    ========

See accompanying notes to financial statements.

--------------------------------------------------------------------------------
The Providentmutual Variable Annuity Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements

--------------------------------------------------------------------------------
1. ORGANIZATION

The Providentmutual Variable Annuity Separate Account (Separate Account) was established by Providentmutual Life and Annuity Company of America (Providentmutual) under the provisions of Pennsylvania law and commenced operations on April 14, 1992. In December 1992, Providentmutual redomesticated to the State of Delaware. Providentmutual is a wholly-owned subsidiary of Provident Mutual Life Insurance Company (Provident Mutual). The Separate Account is an investment account to which net proceeds from individual flexible premium deferred variable annuity contracts (the Contracts) are allocated until maturity or termination of the Contracts.

Providentmutual has structured the Separate Account into unit investment trust form registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The Separate Account is comprised of sixteen Subaccounts: the Growth, Money Market, Bond, Managed, Aggressive Growth and International Subaccounts invest in the corresponding portfolios of the Market Street Fund, Inc.; the Fidelity High Income, Fidelity Equity-Income and Fidelity Growth Subaccounts invest in the corresponding portfolios of the Variable Insurance Products Fund; the Fidelity Asset Manager and Fidelity Index 500 Subaccounts invest in the corresponding portfolios of the Variable Insurance Products Fund II; the Quest for Value Equity, Quest for Value Small Cap and Quest for Value Managed Subaccounts invest in the corresponding portfolios of the Quest for Value Accumulation Trust; the Scudder Bond Subaccount invests in the Bond Portfolio of the Scudder Variable Life Investment Fund; and the Dreyfus Zero Coupon 2000 Subaccount invests in the Zero Coupon 2000 Portfolio of the Dreyfus Variable Investment Fund.

The Growth, Money Market, Bond, Managed, Aggressive Growth and International Subaccounts are available to owners of a Market Street VIP contract. All sixteen Subaccounts are available to owners of a Market Street VIP/2 contract.

Net premiums from the Contracts are allocated to the Subaccounts in accordance with contractowner instructions and are recorded as variable annuity contract transactions in the statements of changes in net assets. Such amounts are used to provide money to pay contract values under the Contracts (Note 4). The Separate Account's assets are the property of Providentmutual.

Transfers between investment portfolios include transfers between the Subaccounts and the Guaranteed Account (not shown), which is part of Providentmutual's General Account.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Separate Account in the financial statements.

 Investment Valuation:

Investment shares are valued at the net asset values of the respective Portfolios. Transactions are recorded on the trade date. Dividend income is recorded on the ex-dividend date.

--------------------------------------------------------------------------------
The Providentmutual Variable Annuity Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

 Realized Gains and Losses:

Realized gains and losses on sales of investment shares are determined using the specific identification basis for financial reporting and income tax purposes.

 Federal Income Taxes:

The operation of the Separate Account is included in the Federal income tax return of Provident Mutual. Under the provisions of the Contracts, Provident Mutual has the right to charge the Separate Account for Federal income tax attributable to the Separate Account. No charge is currently being made against the Separate Account for such tax.

3. INVESTMENTS

At December 31, 1994, the investments of the respective Subaccounts are as follows:
--------------------------------------------------------------------------------

                                              SHARES      COST     MARKET VALUE
-------------------------------------------------------------------------------
Market Street Fund, Inc.:
 Growth Portfolio...........................   847,109 $11,747,012 $11,859,531
 Money Market Portfolio..................... 8,171,895  $8,171,895  $8,171,895
 Bond Portfolio.............................   246,494  $2,636,699  $2,398,392
 Managed Portfolio..........................   620,818  $7,871,996  $7,412,564
 Aggressive Growth Portfolio................   163,459  $2,375,406  $2,525,447
 International Portfolio....................   797,537  $9,338,079  $9,275,356
Variable Insurance Products Fund:
 High Income Portfolio......................   194,125  $2,112,071  $2,088,786
 Equity-Income Portfolio....................   561,841  $8,541,728  $8,624,257
 Growth Portfolio...........................   439,082  $9,369,997  $9,523,686
Variable Insurance Products Fund II:
 Asset Manager Portfolio.................... 1,023,977 $14,675,471 $14,120,649
 Index 500 Portfolio........................    32,714  $1,831,271  $1,839,168
Quest for Value Accumulation Trust:
 Equity Portfolio...........................    81,332  $1,465,038  $1,473,738
 Small Cap Portfolio........................   249,641  $4,290,664  $4,338,755
 Managed Portfolio..........................   370,562  $7,819,212  $7,718,801
Scudder Variable Life Investment Fund:
 Bond Portfolio.............................   322,054  $2,161,928  $2,086,909
Dreyfus Variable Investment Fund:
 Zero Coupon 2000 Portfolio.................   129,211  $1,524,197  $1,471,713

--------------------------------------------------------------------------------
The Providentmutual Variable Annuity Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

3. INVESTMENTS, CONTINUED

During the years ended December 31, 1994, 1993 and 1992, transactions in investment shares were as follows:
--------------------------------------------------------------------------------

                                                                        MARKET STREET FUND, INC.
------------------------------------------------------------------------------------------------------------------------------------
                                         GROWTH PORTFOLIO                   MONEY MARKET PORTFOLIO                    BOND PORTFOLIO
------------------------------------------------------------------------------------------------------------------------------------
                          1994        1993        1992         1994          1993         1992        1994        1993        1992
------------------------------------------------------------------------------------------------------------------------------------
Shares
 purchased......          370,793     499,520     221,284    29,801,536    17,541,014   4,704,343     156,476     227,586   126,921
Shares received
 from
 reinvestment
 of:
 Dividends......           20,428      11,551         822       234,870        26,380       4,055      13,841       7,575     1,184
 Capital gain
  distributions.              442       9,779                                                           5,834
                       ----------  ----------  ----------  ------------  ------------  ----------  ----------  ----------  --------
Total shares
 acquired.......          391,663     520,850     222,106    30,036,406    17,567,394   4,708,398     176,151     235,161   128,105
Total shares
 redeemed.......         (153,858)   (129,981)     (3,671)  (24,718,510)  (15,171,104) (4,250,689)   (160,807)   (104,387)  (27,729)
                       ----------  ----------  ----------  ------------  ------------  ----------  ----------  ----------  --------
Net increase in
 shares owned...          237,805     390,869     218,435     5,317,896     2,396,290     457,709      15,344     130,774   100,376
Shares owned,
 beginning of year        609,304     218,435                 2,853,999       457,709                 231,150     100,376
                       ----------  ----------  ----------  ------------  ------------  ----------  ----------  ----------  --------
Shares owned,
 end of year....         847,109     609,304     218,435     8,171,895     2,853,999     457,709     246,494     231,150     100,376
                      ==========  ==========  ==========  ============  ============  ==========  ==========  ==========  ==========
Cost of shares
 acquired.......      $5,508,938  $7,091,105  $3,049,875  $ 30,036,406  $ 17,567,394  $4,708,398  $1,847,891  $2,629,834  $1,373,457
                      ==========  ==========  ==========  ============  ============  ==========  ==========  ==========  ==========
Cost of shares
 redeemed.......      $2,056,482  $1,795,853  $   50,571  $ 24,718,510  $ 15,171,104  $4,250,689  $1,798,523  $1,119,999  $  295,961
                      ==========  ==========  ==========  ============  ============  ==========  ==========  ==========  ==========

--------------------------------------------------------------------------------
The Providentmutual Variable Annuity Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                            MARKET STREET FUND, INC.
-------------------------------------------------------------------------------------------------------------------------------
                                                                   AGGRESSIVE GROWTH
                                 MANAGED PORTFOLIO                     PORTFOLIO                 INTERNATIONAL PORTFOLIO
-------------------------------------------------------------------------------------------------------------------------------
                             1994        1993        1992        1994       1993      1992       1994        1993       1992
-------------------------------------------------------------------------------------------------------------------------------
Shares purchased........     287,930     487,714      89,358      92,185    60,166    56,811     589,320     207,711    75,328
Shares received from
 reinvestment of:
 Dividends..............      21,641       7,228         117                   130                   732         667
 Capital gain
  distributions.........      23,232                                                               5,115       1,729
                          ----------  ----------  ----------  ----------  --------  --------  ----------  ----------  --------
Total shares acquired...     332,803     494,942      89,475      92,185    60,296    56,811     595,167     210,107    75,328
Total shares redeemed...    (194,923)   (100,135)     (1,344)    (17,757)  (27,191)     (885)    (48,481)    (34,090)     (494)
                          ----------  ----------  ----------  ----------  --------  --------  ----------  ----------  --------
Net increase in shares
 owned..................     137,880     394,807      88,131      74,428    33,105    55,926     546,686     176,017    74,834
Shares owned, beginning
 of year................     482,938      88,131                  89,031    55,926               250,851      74,834
                          ----------  ----------  ----------  ----------  --------  --------  ----------  ----------  --------
Shares owned, end of
 year...................     620,818     482,938      88,131     163,459    89,031    55,926     797,537     250,851    74,834
                          ==========  ==========  ==========  ==========  ========  ========  ==========  ==========  ========
Cost of shares acquired.  $4,068,809  $6,440,803  $1,064,286  $1,372,674  $850,821  $747,564  $7,082,837  $2,323,367  $690,667
                          ==========  ==========  ==========  ==========  ========  ========  ==========  ==========  ========
Cost of shares redeemed.  $2,492,109  $1,194,422  $   15,371  $  230,160  $353,008  $ 12,485  $  441,457  $  312,727  $  4,608
                          ==========  ==========  ==========  ==========  ========  ========  ==========  ==========  ========

--------------------------------------------------------------------------------
The Providentmutual Variable Annuity Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------
3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                     VARIABLE INSURANCE PRODUCTS FUND
-------------------------------------------------------------------------------
                               HIGH INCOME PORTFOLIO   EQUITY-INCOME PORTFOLIO
-------------------------------------------------------------------------------
                                  1994        1993        1994         1993
-------------------------------------------------------------------------------
Shares purchased.............      217,168     17,249      477,743       84,075
Shares received from
 reinvestment of:
 Dividends...................        1,617                   8,523          397
 Capital gain distributions..          820                   6,248
                               -----------  ---------  -----------  -----------
Total shares acquired........      219,605     17,249      492,514       84,472
Total shares redeemed........      (40,719)    (2,010)     (15,145)
                               -----------  ---------  -----------  -----------
Net increase in shares owned.      178,886     15,239      477,369       84,472
Shares owned, beginning of
 year........................       15,239                  84,472
                               -----------  ---------  -----------  -----------
Shares owned, end of year....      194,125     15,239      561,841       84,472
                               ===========  =========  ===========  ===========
Cost of shares acquired......  $ 2,409,851  $ 203,359  $ 7,479,372  $ 1,295,182
                               ===========  =========  ===========  ===========
Cost of shares redeemed......  $   478,188  $  22,951  $   232,826
                               ===========  =========  ===========  ===========

--------------------------------------------------------------------------------
The Providentmutual Variable Annuity Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                           VARIABLE INSURANCE
                              PRODUCTS FUND           VARIABLE INSURANCE PRODUCTS FUND II
-------------------------------------------------------------------------------------------------
                            GROWTH PORTFOLIO      ASSET MANAGER PORTFOLIO   INDEX 500 PORTFOLIO
-------------------------------------------------------------------------------------------------
                             1994        1993         1994         1993        1994       1993
-------------------------------------------------------------------------------------------------
Shares purchased........     402,049      51,889       985,825       97,217     26,379     7,336
Shares received from
 reinvestment of:
 Dividends..............         560                     3,952                               163
 Capital gain
  distributions.........       5,924                     5,522                      17        69
                          ----------  ----------  ------------  ----------- ----------  --------
Total shares acquired...     408,533      51,889       995,299       97,217     26,396     7,568
Total shares redeemed...     (21,139)       (201)      (68,539)                 (1,240)      (10)
                          ----------  ----------  ------------  ----------- ----------  --------
Net increase in shares
 owned..................     387,394      51,688       926,760       97,217     25,156     7,558
Shares owned, beginning
 of year................      51,688                    97,217                   7,558
                          ----------  ----------  ------------  ----------- ----------  --------
Shares owned, end of
 year...................     439,082      51,688     1,023,977       97,217     32,714     7,558
                          ==========  ==========  ============  =========== ==========  ========
Cost of shares acquired.  $8,681,966  $1,173,211  $ 14,238,676  $ 1,451,510 $1,471,998  $430,204
                          ==========  ==========  ============  =========== ==========  ========
Cost of shares redeemed.  $  480,561  $    4,619  $  1,014,715              $   70,388  $    543
                          ==========  ==========  ============  =========== ==========  ========

--------------------------------------------------------------------------------
The Providentmutual Variable Annuity Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------
3. INVESTMENTS, CONTINUED

--------------------------------------------------------------------------------

                                     QUEST FOR VALUE ACCUMULATION TRUST
------------------------------------------------------------------------------

                                    EQUITY PORTFOLIO     SMALL CAP PORTFOLIO
------------------------------------------------------------------------------
                                      1994       1993       1994       1993
------------------------------------------------------------------------------
Shares purchased..................     75,561    10,214     259,427    24,614
Shares received from reinvestment
 of:
 Dividends........................        167                   321
 Capital gain distributions.......        293                   704
                                   ----------  --------  ----------  --------
Total shares acquired.............     76,021    10,214     260,452    24,614
Total shares redeemed.............     (4,892)      (11)    (35,424)       (1)
                                   ----------  --------  ----------  --------
Net increase in shares owned......     71,129    10,203     225,028    24,613
Shares owned, beginning of year...     10,203                24,613
                                   ----------  --------  ----------  --------
Shares owned, end of year.........     81,332    10,203     249,641    24,613
                                   ==========  ========  ==========  ========
Cost of shares acquired........... $1,370,853  $181,049  $4,492,516  $439,587
                                   ==========  ========  ==========  ========
Cost of shares redeemed........... $   86,681  $    183  $  641,429  $     10
                                   ==========  ========  ==========  ========

--------------------------------------------------------------------------------
The Providentmutual Variable Annuity Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- continued

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                             QUEST FOR VALUE     SCUDDER VARIABLE LIFE    DREYFUS VARIABLE
                           ACCUMULATION TRUST       INVESTMENT FUND       INVESTMENT FUND
--------------------------------------------------------------------------------------------
                                                                            ZERO COUPON
                            MANAGED PORTFOLIO       BOND PORTFOLIO         2000 PORTFOLIO
--------------------------------------------------------------------------------------------
                             1994        1993       1994        1993        1994      1993
--------------------------------------------------------------------------------------------
Shares purchased........     320,433      63,180     342,254     51,214     126,529    6,309
Shares received from
 reinvestment of:
 Dividends..............       2,156                  11,593         53       4,746       61
 Capital gain
  distributions.........       2,893                   2,696                              87
                          ----------  ---------- -----------  ---------  ----------  -------
Total shares acquired...     325,482      63,180     356,543     51,267     131,275    6,457
Total shares redeemed...     (18,100)                (84,737)    (1,019)     (8,521)
                          ----------  ---------- -----------  ---------  ----------  -------
Net increase in shares
 owned..................     307,382      63,180     271,806     50,248     122,754    6,457
Shares owned, beginning
 of year................      63,180                  50,248                  6,457
                          ----------  ---------- -----------  ---------  ----------  -------
Shares owned, end of
 year...................     370,562      63,180     322,054     50,248     129,211    6,457
                          ==========  ========== ===========  =========  ==========  =======
Cost of shares acquired.  $6,865,377  $1,338,240 $ 2,416,976  $ 379,338  $1,550,373  $82,995
                          ==========  ========== ===========  =========  ==========  =======
Cost of shares redeemed.  $  384,405             $   626,712  $   7,674  $  109,171
                          ==========  ========== ===========  =========  ==========  =======

--------------------------------------------------------------------------------
The Providentmutual Variable Annuity Separate Account of Providentmutual Life and Annuity Company of America
Notes to Financial Statements -- concluded

--------------------------------------------------------------------------------

4. RELATED PARTY TRANSACTIONS

Certain deductions are made from the Subaccounts and/or the premiums by Providentmutual. The deductions may include (1) surrender charges,
(2) administration fees, (3) transfer processing fees, (4) mortality and expense risk charges and (5) premium taxes.

There are no sales expenses deducted from premiums at the time the premiums are paid. If a contract has not been in force for six full years, upon surrender or for certain withdrawals, a surrender charge is deducted from the proceeds. However, subject to certain restrictions, up to 10% of the contract account value as of the beginning of a contract year may be surrendered or withdrawn free of surrender charges.

An annual administrative fee of $30 is deducted from the contract account value on each contract anniversary date beginning one year from the issue date of the contract. In addition, to compensate for costs associated with administration of the Market Street VIP/2 contracts, Providentmutual deducts a daily asset-based administration charge from the assets of the Separate Account equal to an annual rate of .15%. This daily asset-based administration charge is reported in the mortality and expense risk charges in the statements of operations.

During any given contract year, the first four transfers by Market Street VIP contractowners and the first twelve transfers by Market Street VIP/2 contractowners of amounts in the Subaccounts are free of charge. A fee of $25 is assessed for each additional transfer. No transfer fees were incurred during 1994, 1993 or 1992.

The Separate Account is charged a daily mortality and expense risk charge at an annual rate of 1.20% for the Market Street VIP contracts and 1.25% for the Market Street VIP/2 contracts. Providentmutual reserves the right to increase this charge for the Market Street VIP contracts, but in no event will it be greater than 1.25%.

State premium taxes, when applicable, will be deducted depending upon when such taxes are paid to the taxing authority. The premium taxes are deducted either from premiums as they are received or from the proceeds upon withdrawal from or surrender of the contract or upon application of the proceeds to a payment option.

--------------------------------------------------------------------------------
Providentmutual Life and Annuity Company of America
Report of Independent Accountants

--------------------------------------------------------------------------------

To the Shareholder and Board of Directors of Providentmutual Life and Annuity Company of America

We have audited the accompanying statements of financial condition of Providentmutual Life and Annuity Company of America (a wholly-owned stock life insurance subsidiary of Provident Mutual Life Insurance Company) as of December 31, 1994 and 1993, and the related statements of operations, changes in capital and surplus and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Providentmutual Life and Annuity Company of America as of December 31, 1994 and 1993, and the results of its operations and cash flows for each of the three years in the period ended December 31, 1994, in conformity with accounting principles prescribed or permitted by the Insurance Department of the State of Delaware, which are considered generally accepted accounting principles for wholly-owned stock life insurance subsidiaries of mutual life insurance companies.

As discussed in Note 1 to the financial statements, the Company changed its method of accounting for investment valuation reserves and adopted an interest maintenance reserve in 1992.

                                          COOPERS & LYBRAND L.L.P.

2400 Eleven Penn Center
Philadelphia, Pennsylvania
February 6, 1995

--------------------------------------------------------------------------------
Providentmutual Life and Annuity Company of America
Statements of Financial Condition

--------------------------------------------------------------------------------

                                                               DECEMBER 31,
                                                             ------------------
                                                               1994      1993
--------------------------------------------------------------------------------
                                                              (IN THOUSANDS)
ADMITTED ASSETS
 Bonds...................................................... $335,502  $324,974
 Preferred stocks...........................................      970     1,121
 Common stocks..............................................    1,400     1,319
 Policy loans...............................................    4,457     4,130
 Mortgage loans.............................................   39,317    33,758
 Real estate................................................    3,367     4,138
 Other long-term investments................................      434       955
 Cash and short-term investments............................   13,457    12,209
                                                             --------  --------
    Total cash and invested assets..........................  398,904   382,604
 Premiums due and deferred..................................    1,484       730
 Investment income due and accrued..........................    7,520     6,730
 Due from parent............................................      720       --
 Other assets...............................................      644     1,102
 Separate account assets....................................   95,433    31,889
                                                             --------  --------
    Total admitted assets................................... $504,705  $423,055
                                                             ========  ========
LIABILITIES
 Aggregate policy and claim reserves........................ $365,154  $348,802
 Other policyowner obligations..............................    3,717     2,363
 Payable to parent..........................................      --      2,776
 Other liabilities..........................................    7,174     6,221
 Asset valuation reserve....................................    4,271     2,872
 Separate account liabilities...............................   95,007    31,431
                                                             --------  --------
    Total liabilities.......................................  475,323   394,465
                                                             --------  --------
CAPITAL AND SURPLUS
 Common stock, $10 par value;
  authorized 500,000 shares; issued
  and outstanding 250,000 shares............................    2,500     2,500
 Contributed capital in excess of par.......................   29,665    29,665
 Unassigned deficit.........................................   (2,783)   (3,575)
                                                             --------  --------
    Total capital and surplus...............................   29,382    28,590
                                                             --------  --------
    Total liabilities, capital and surplus.................. $504,705  $423,055
                                                             ========  ========

See accompanying notes to financial statements.

--------------------------------------------------------------------------------
Providentmutual Life and Annuity Company of America
Statements of Operations

--------------------------------------------------------------------------------

                                                      FOR THE YEARS ENDED
                                                         DECEMBER 31,
                                                   ---------------------------
                                                     1994      1993     1992
-------------------------------------------------------------------------------
                                                        (IN THOUSANDS)
INCOME
 Premium income................................... $124,383  $ 82,402  $68,221
 Net investment income............................   29,591    30,835   28,181
 Other income, net................................    2,099       982      999
 Commissions and reserve adjustments on
  reinsurance ceded...............................    6,810     2,759      474
                                                   --------  --------  -------
    Total income..................................  162,883   116,978   97,875
                                                   --------  --------  -------
BENEFITS AND EXPENSES
 Life, accident and health, and other policy
  benefits........................................   59,385    69,322   55,260
 Increase in aggregate policy reserves............   17,365    11,779   25,413
 Transfers to separate account, net...............   59,856    21,155    6,885
                                                   --------  --------  -------
    Total benefits................................  136,606   102,256   87,558
 Commissions......................................   13,004     4,641    5,113
 General insurance expenses.......................    8,225     5,903    3,513
 Insurance taxes, licenses and fees...............      585       358      185
 Federal income tax expense (benefit).............    2,085       822   (1,110)
                                                   --------  --------  -------
    Total benefits and expenses...................  160,505   113,980   95,259
                                                   --------  --------  -------
    Net income before dividends to policyowners
     and realized capital gains (losses)..........    2,378     2,998    2,616
 Dividends to policyowners........................      294       106       27
                                                   --------  --------  -------
    Net income before realized capital gains
     (losses).....................................    2,084     2,892    2,589
 Realized capital gains (losses), net of tax......   (1,358)   (2,318)      27
                                                   --------  --------  -------
    Net income.................................... $    726  $    574  $ 2,616
                                                   ========  ========  =======

See accompanying notes to financial statements.

--------------------------------------------------------------------------------
Providentmutual Life and Annuity Company of America
Statements of Changes in Capital and Surplus for the Years Ended December 31, 1994, 1993 and 1992

--------------------------------------------------------------------------------

                                COMMON           CONTRIBUTED            TOTAL
                                 STOCK           CAPITAL IN            CAPITAL
                              OUTSTANDING  PAR    EXCESS OF   SURPLUS    AND
                                SHARES    VALUE      PAR     (DEFICIT) SURPLUS
-------------------------------------------------------------------------------
                                               (IN THOUSANDS)
Balance, January 1, 1992.....   250,000   $2,500   $21,665    $(3,107) $21,058
Net income...................                                   2,616    2,616
Net unrealized loss on
 investments.................                                  (2,964)  (2,964)
Increase in nonadmitted
 assets......................                                     (23)     (23)
Increase in asset valuation
 reserve.....................                                    (133)    (133)
                                -------   ------   -------    -------  -------
Balance, December 31, 1992...   250,000    2,500    21,665     (3,611)  20,554
Net income...................                                     574      574
Net unrealized gain on
 investments.................                                   1,095    1,095
Capital contribution.........                        8,000               8,000
Other changes, net of
 increase in nonadmitted
 assets......................                                      58       58
Increase in asset valuation
 reserve.....................                                  (1,691)  (1,691)
                                -------   ------   -------    -------  -------
Balance, December 31, 1993...   250,000    2,500    29,665     (3,575)  28,590
Net income...................                                     726      726
Net unrealized gain on
 investments.................                                   1,599    1,599
Other changes, net of
 increase in nonadmitted
 assets......................                                    (134)    (134)
Increase in asset valuation
 reserve.....................                                  (1,399)  (1,399)
                                -------   ------   -------    -------  -------
Balance, December 31, 1994...   250,000   $2,500   $29,665    $(2,783) $29,382
                                =======   ======   =======    =======  =======

See accompanying notes to financial statements.

--------------------------------------------------------------------------------
Providentmutual Life and Annuity Company of America
Statements of Cash Flows

--------------------------------------------------------------------------------

                                            FOR THE YEARS ENDED DECEMBER 31,
                                            ----------------------------------
                                               1994        1993        1992
-------------------------------------------------------------------------------
                                                     (IN THOUSANDS)
CASH PROVIDED
Net cash provided by operations:
  Premiums and annuity considerations...... $  125,316  $   85,283  $   68,634
  Allowances and reserve adjustments re-
   ceived on reinsurance...................      6,734         140         577
  Investment income received, net of ex-
   penses..................................     29,806      30,364      28,567
  Other income received....................        134         625         160
  Life, accident and health claims paid....       (651)       (437)       (554)
  Surrender benefits paid..................    (50,523)    (62,725)    (48,659)
  Other benefits paid to policyowners......     (8,206)     (6,190)     (6,076)
  Commissions, insurance expenses and other
   taxes paid..............................    (20,480)    (10,701)     (8,548)
  Funds transferred to separate account,
   net.....................................    (63,382)    (22,901)     (6,885)
  Dividends paid to policyowners...........       (105)        (25)        (16)
  Federal income taxes recovered (paid)....       (293)        519       1,954
  Net decrease in policy loans and premium
   notes...................................       (327)       (129)       (335)
                                            ----------  ----------  ----------
    Net cash provided by operations........     18,023      13,823      28,819
                                            ----------  ----------  ----------
Investments sold, matured or repaid:
  Bonds....................................     49,448      67,847      68,220
  Stocks...................................        220         258       2,125
  Mortgage loans...........................      1,374       7,370      26,275
  Real estate and other invested assets....      1,793       2,769       4,893
                                            ----------  ----------  ----------
    Total investments sold, matured or re-
     paid..................................     52,835      78,244     101,513
                                            ----------  ----------  ----------
Other cash provided........................        --        8,104       5,260
                                            ----------  ----------  ----------
    Total cash provided....................     70,858     100,171     135,592
                                            ----------  ----------  ----------
CASH APPLIED
Cost of investments acquired:
  Bonds....................................     59,752     128,094      98,053
  Stocks...................................        497           9         874
  Mortgage loans...........................      7,515       3,855       6,033
  Real estate..............................      1,010         218         --
                                            ----------  ----------  ----------
    Total investments acquired.............     68,774     132,176     104,960
                                            ----------  ----------  ----------
Other cash applied.........................        836         522         395
                                            ----------  ----------  ----------
    Total cash applied.....................     69,610     132,698     105,355
                                            ----------  ----------  ----------
    Net change in cash and short-term in-
     vestments.............................      1,248     (32,527)     30,237
Cash and short-term investments:
  Beginning of year........................     12,209      44,736      14,499
                                            ----------  ----------  ----------
  End of year.............................. $   13,457  $   12,209  $   44,736
                                            ==========  ==========  ==========

See accompanying notes to financial statements.

--------------------------------------------------------------------------------
Providentmutual Life and Annuity Company of America
Notes to Statutory Financial Statements

--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Organization

Providentmutual Life and Annuity Company of America (the Company) is a stock life insurance company and a wholly-owned subsidiary of Provident Mutual Life Insurance Company (Provident Mutual). The Company principally specializes in the development and sales of annuity products including variable annuities. In addition, the Company sells certain products also offered by Provident Mutual through a personal producing general agency sales force.

 Basis of Presentation

The Company's financial statements have been prepared on the basis of accounting principles prescribed or permitted by the National Association of Insurance Commissioners (NAIC) and the Insurance Department of the State of Delaware. These financial statements vary from those filed for statutory purposes only as to presentation. All amounts are presented in thousands of dollars. Certain prior year amounts have been reclassified to conform with the current year presentation.

In January 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 120, "Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts" (SFAS 120). SFAS 120 extends the requirements of FASB Statements No. 60, "Accounting and Reporting by Insurance Enterprises", No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments", and No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts," to mutual life insurance companies. The American Institute of Certified Public Accountants has established accounting for certain participating life insurance contracts of mutual life insurance enterprises in its Statement of Position 95-1, "Accounting for Certain Insurance Activities of Mutual Life Insurance Enterprises" (SOP 95-1), that should be applied to those contracts that meet the conditions in SFAS 120. SFAS 120 is effective for financial statements issued for fiscal years beginning after December 15, 1995.

SFAS 120 also amends FASB Interpretation No. 40, "Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance and Other Enterprises" (Interpretation No. 40), to defer the effective date of the general provisions of that Interpretation to fiscal years beginning after December 15, 1995, so that Interpretation No. 40, SFAS 120, and SOP 95-1 are concurrently effective. On the effective date, financial statements of mutual life insurance companies prepared on the basis of statutory accounting principles will no longer be considered to be in conformity with generally accepted accounting principles. The effects of implementing SFAS 120 and SOP 95-1 are not quantifiable at this time.

 Invested Assets

Bonds are stated at amortized cost, except bonds in default, which are stated at market value as prescribed by the NAIC. Private placements are stated as prescribed by the NAIC or at amortized cost.

--------------------------------------------------------------------------------
Providentmutual Life and Annuity Company of America
Notes to Statutory Financial Statements -- continued

--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

 Invested Assets, continued

Common stocks are carried at market value. The cost of common stocks was $1,682 and $1,621 at December 31, 1994 and 1993, respectively. Preferred stocks are carried at cost if designated "in good standing," otherwise at market value as prescribed by the NAIC.

Short-term investments include those investments whose maturities at the time of acquisition were one year or less. These investments are carried at amortized cost which approximates market value.

Mortgage loans and policy loans are stated primarily at unpaid principal balances.

Foreclosed real estate is carried at lower of cost or market value and is held for sale. Foreclosed real estate is depreciated using the straight-line method. Accumulated depreciation for real estate totalled $197 and $116 at December 31, 1994 and 1993, respectively.

Other invested assets consist of limited partnerships carried on the cost basis.

 Investment Valuation Reserves

At January 1, 1992, the mandatory securities valuation reserve (MSVR) was eliminated and replaced by the asset valuation reserve (AVR). An interest maintenance reserve (IMR) was also established. The AVR is designed to mitigate the effect of valuation and credit-related losses on surplus. The IMR is designed to reduce fluctuations in surplus resulting from market interest rate movements. The AVR covers all invested asset classes with risk of loss, including bonds, common stocks, mortgage loans and real estate. The IMR captures realized gains on the sale of all types of fixed income securities which resulted from changes in the overall level of interest rates. These gains are amortized into income over the remaining life of each investment sold.

Voluntary contributions totalling $0 and $1,000 have been included in the AVR in addition to the amounts required in 1994 and 1993, respectively. Separate investment valuation reserves in addition to the AVR have been provided for impairments of mortgage loans and totalled $1,328 and $943 at December 31, 1994 and 1993, respectively. Changes in the reserves are reflected as charges or credits to surplus in unrealized capital gains and losses.

 Policy Reserves

Reserves for traditional life insurance policies are computed principally on the net level premium method and the Commissioners' Reserve Valuation Method using the 1958 and 1980 Commissioners' Standard Ordinary (CSO) mortality tables with assumed interest rates ranging from 2.5% to 6%.

--------------------------------------------------------------------------------
Providentmutual Life and Annuity Company of America
Notes to Statutory Financial Statements -- continued

--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

 Policy Reserves, continued

Reserves for deferred annuities are computed principally on the Commissioners' Annuity Reserve Valuation Method (CARVM) using the 1971 and 1983 Individual Annuity Mortality (IAM) Tables with assumed interest rates ranging from 5.5% to 8.5%. Reserves for variable annuities are computed principally on the CARVM using the 1983 IAM mortality table with assumed interest rates ranging from 5.5% to 6.25%. Reserves for immediate annuities and supplementary contracts with life contingencies are based principally on the 1971 and 1983 IAM mortality tables at assumed interest rates ranging from 6.5% to 11.25%.

Reserves for deposit funds are based upon the accumulated balance values, including accrued interest.

 Premium and Expense Recognition

Life and health premiums are recognized as income when due. Annuity fund deposits are recognized as income when received. Policy acquisition costs, such as commissions and other marketing and policy issuance expenses incurred in connection with acquiring new business, are charged to operations as incurred. Revenues from supplementary contracts with and without life contingencies are classified as other income in the statements of operations.

 Capital Gains and Losses

Realized capital gains and losses from sales of investments, net of related Federal income taxes, resulting from changes in interest rates are included in the IMR and are amortized into operating income over the remaining lives of the investments sold. Credit-related realized gains and losses are recorded as capital gains and losses in the statements of operations. Capital gains and losses are recognized on a specific identification basis.

Unrealized gains and losses on investments are reflected as a change in surplus and represent the difference between cost and market values as prescribed by the NAIC.

 Policyowner Dividends

A portion of the Company's life insurance business is written on the participating basis. Annually, the Board of Directors declares the amount of dividends to be paid in the following calendar year. Declared dividends are included in the accompanying financial statements as a liability and as a charge to operations.

 Reinsurance

Premiums, benefits and expenses are reported net of experience refunds, reserve adjustments and amounts assumed from or ceded to reinsurers, including commission and expense allowances.

--------------------------------------------------------------------------------
The Providentmutual Life and Annuity Company of America
Notes to Statutory Financial Statements -- continued

--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

 Separate Account

Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of variable annuity contractowners. Separate account assets are carried at market values determined as of the balance sheet date.

2. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the fair values and statement values of the Company's financial instruments at December 31, 1994 and 1993:

                                           DECEMBER 31, 1994  DECEMBER 31, 1993
                                           ------------------ ------------------
                                             FAIR   STATEMENT   FAIR   STATEMENT
                                            VALUE     VALUE    VALUE     VALUE
                                           -------- --------- -------- ---------
                                             (IN THOUSANDS)     (IN THOUSANDS)
ASSETS
Bonds....................................  $323,344 $335,502  $340,144 $324,974
Common stock.............................    $1,400   $1,400    $1,319   $1,319
Redeemable preferred stocks..............    $1,020     $970    $1,258   $1,071
Nonredeemable preferred stocks...........       --       --        $50      $50
Commercial mortgage loans................   $39,416  $39,317   $35,585  $33,758
LIABILITIES FOR INVESTMENT-TYPE INSURANCE
 CONTRACTS
Supplementary contracts without life con-
 tingencies..............................    $2,913   $2,951    $2,142   $1,936
Individual annuities.....................  $393,360 $396,667  $335,206 $335,355

The underlying investment risk of the Company's variable annuity contracts is assumed by the owner. These reserve liabilities are included in the separate account and are recorded at amounts equal to the related assets at market value.

Fair values for the Company's insurance contracts other than investment-type contracts are not required to be disclosed under Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Values of Financial Instruments." However, the estimated fair value and future cash flows of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts. The estimated fair value of all assets without a corresponding revaluation of all liabilities associated with insurance contracts can be misinterpreted.

--------------------------------------------------------------------------------
The Providentmutual Life and Annuity Company of America
Notes to Statutory Financial Statements -- continued

--------------------------------------------------------------------------------
2. FAIR VALUE OF FINANCIAL INSTRUMENTS, CONTINUED

The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments:

 Investment Securities

Bonds, common stocks and preferred stocks are valued based upon quoted market prices, where available. If quoted market prices are not available, as in the case of private placements, fair values are based on quoted market prices of comparable instruments. (See Note 3.)

 Mortgage Loans

Mortgage loans were valued using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. For mortgage loans classified as nonperforming, the fair value was set equal to the lesser of the unpaid principal balance or the market value of the underlying property.

 Policy Loans

Policy loans are issued with either fixed or variable interest rates, depending upon the terms of the policies. For those loans with fixed interest rates, the interest rates range from 5% to 8%. For loans with variable interest rates, the interest rates are primarily adjusted quarterly based upon changes in a corporate bond index. Future cash flows of policy loans are uncertain and difficult to predict. As a result, management deems it impractical to calculate the fair value of policy loans.

 Individual Annuities and Supplementary Contracts

The fair value of individual annuities and supplementary contracts without life contingencies is based primarily on surrender values. For those individual annuities and supplementary contracts that are not surrenderable, discounted future cash flows are used for calculating fair value.

 Policyowner Dividends and Coupon Accumulations

The policyowners' dividend and coupon accumulation liabilities will ultimately be settled in cash, applied towards the payment of premiums, or left on deposit with the Company at interest. Management deems it impractical to calculate the fair value of these liabilities due to valuation difficulties involving the uncertainties of final settlement.

--------------------------------------------------------------------------------
The Providentmutual Life and Annuity Company of America
Notes to Statutory Financial Statements -- continued

--------------------------------------------------------------------------------
3. DEBT SECURITIES AND REDEEMABLE PREFERRED STOCKS

The statement value and estimated fair value of investments in debt securities and redeemable preferred stocks as of December 31, 1994 and 1993 are as follows:

                                                  DECEMBER 31, 1994
                                      -----------------------------------------
                                                  GROSS      GROSS    ESTIMATED
                                      STATEMENT UNREALIZED UNREALIZED   FAIR
                                        VALUE     GAINS      LOSSES     VALUE
-------------------------------------------------------------------------------
U.S. Treasury securities and
 obligations of U.S. government
 corporations and agencies........... $ 11,704   $    29    $   204   $ 11,529
Obligations of states and political
 subdivisions........................    5,575        85         40      5,620
Debt securities issued by foreign
 governments.........................    1,014       --          38        976
Corporate securities including
 mortgage-backed securities..........  317,209     1,205     13,195    305,219
                                      --------   -------    -------   --------
    Subtotal--bonds..................  335,502     1,319     13,477    323,344
Redeemable preferred stocks..........      970        50        --       1,020
                                      --------   -------    -------   --------
    Total............................ $336,472    $1,369    $13,477   $324,364
                                      ========   =======    =======   ========
                                                  DECEMBER 31, 1993
                                      -----------------------------------------
                                                  GROSS      GROSS    ESTIMATED
                                      STATEMENT UNREALIZED UNREALIZED   FAIR
                                        VALUE     GAINS      LOSSES     VALUE
-------------------------------------------------------------------------------
U.S. Treasury securities and
 obligations of U.S. government
 corporations and agencies........... $  6,640   $   291    $    10   $  6,921
Obligations of states and political
 subdivisions........................    9,254       558        --       9,812
Corporate securities including
 mortgage-backed securities..........  309,080    14,718        387    323,411
                                      --------   -------    -------   --------
    Subtotal--bonds..................  324,974    15,567        397    340,144
Redeemable preferred stocks..........    1,071       187        --       1,258
                                      --------   -------    -------   --------
    Total............................ $326,045   $15,754    $   397   $341,402
                                      ========   =======    =======   ========

--------------------------------------------------------------------------------
The Providentmutual Life and Annuity Company of America
Notes to Statutory Financial Statements -- continued

--------------------------------------------------------------------------------
3. DEBT SECURITIES AND REDEEMABLE PREFERRED STOCK, CONTINUED

The statement value and estimated fair value of debt securities and redeemable preferred stocks at December 31, 1994, by contractual maturity, are as follows:

                                                                       ESTIMATED
                                                             STATEMENT   FAIR
                                                               VALUE     VALUE
--------------------------------------------------------------------------------
Due in one year or less..................................... $ 16,818  $ 16,629
Due after one year through five years.......................  148,716   144,664
Due after five years through ten years......................  119,256   113,313
Due after ten years.........................................   50,712    48,738
                                                             --------  --------
    Subtotal--bonds.........................................  335,502   323,344
Redeemable preferred stocks.................................      970     1,020
                                                             --------  --------
    Total................................................... $336,472  $324,364
                                                             ========  ========

Expected maturities may differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties. Mortgage-backed securities are included based on their final maturity.

Proceeds from sales and maturities of investments in debt securities during 1994, 1993 and 1992 were $49,448, $67,847 and $68,220, respectively. Gross gains of $299, $1,511 and $440 and gross losses of $795, $39 and $614 were realized on those sales in 1994, 1993 and 1992, respectively.

4. RESERVES

The withdrawal characteristics of the Company's annuity actuarial reserves and deposit liabilities as of December 31, 1994 are as follows:

Reserves
Subject to discretionary withdrawal--with adjustment:
  --with market value adjustment....................................... $ 89,735
  --at book value less surrender charges...............................   24,308
                                                                        --------
    Subtotal...........................................................  114,043
                                                                        --------
Subject to discretionary withdrawal--without adjustment:
  --at book value (minimal or no charge or adjustment).................  340,596
Not subject to discretionary withdrawal provision......................   28,735
                                                                        --------
Total annuity actuarial reserves and deposit liabilities (gross).......  483,374
                                                                        --------
  Less: reinsurance....................................................   57,631
                                                                        --------
    Total annuity actuarial reserves and deposit liabilities (net)..... $425,743
                                                                        ========

The amounts above are included in the statement of financial condition as life insurance and annuity reserves totalling $336,008 and separate account liabilities totalling $89,735.

--------------------------------------------------------------------------------
Providentmutual Life and Annuity Company of America
Notes to Statutory Financial Statements -- continued

--------------------------------------------------------------------------------

5. ACQUISITION

On December 18, 1992, the Company entered into an agreement (the Agreement) with an unaffiliated life insurance company (third party) which provided for the acquisition of certain single premium deferred annuity contracts (the Policies) in 1992 and 1993. On December 31, 1992, the Company entered a coinsurance reinsurance agreement for specified Policies under the terms of the Agreement. The third party transferred net cash to the Company totalling $51,547 representing the accumulated values of the Policies totalling $54,033 less consideration paid by the Company of approximately $2,486.

On January 31, 1993, the Company entered a second coinsurance agreement for specified Policies under the terms of the Agreement. On February 1, 1993, the third party transferred cash to the Company totalling $48,687 representing the accumulated values of the Policies on January 31, 1993. Consideration will be paid by the Company on a monthly basis as defined in the Agreement for the life of the policies in force. Under the terms of the Agreement, the Company assumed all obligations and liabilities under the Policies through an assumption reinsurance agreement as state approvals were obtained.

6. REINSURANCE

The Company has assumed and ceded reinsurance on certain life, health and annuity contracts under various agreements. The table below highlights the amounts shown in the accompanying financial statements which are net of reinsurance activity:

                                                  CEDED TO   ASSUMED
                                          GROSS     OTHER   FROM OTHER   NET
                                          AMOUNT  COMPANIES COMPANIES   AMOUNT
                                         -------- --------- ---------- --------
December 31, 1994
  Life insurance in force............... $776,036 $471,735   $50,198   $354,499
                                         ======== ========   =======   ========
  Premiums.............................. $144,408 $ 20,151   $   126   $124,383
                                         ======== ========   =======   ========
  Reserves.............................. $419,994 $ 59,705   $ 4,865   $365,154
                                         ======== ========   =======   ========
December 31, 1993
  Life insurance in force............... $486,215 $209,795   $53,947   $330,367
                                         ======== ========   =======   ========
  Premiums.............................. $ 88,878 $  4,041   $   184   $ 85,021
                                         ======== ========   =======   ========
  Reserves.............................. $388,399 $ 44,804   $ 5,207   $348,802
                                         ======== ========   =======   ========
December 31, 1992
  Life insurance in force............... $281,385 $126,436   $53,384   $208,333
                                         ======== ========   =======   ========
  Premiums.............................. $ 28,664 $ 14,635   $54,192   $ 68,221
                                         ======== ========   =======   ========
  Reserves.............................. $332,519 $ 47,951   $52,536   $337,104
                                         ======== ========   =======   ========

--------------------------------------------------------------------------------
Providentmutual Life and Annuity Company of America
Notes to Statutory Financial Statements -- continued

--------------------------------------------------------------------------------
6. REINSURANCE, CONTINUED

The Company has a reinsurance contract with a third party to cede 65 percent (75 percent prior to July 1, 1992) of the premiums and reserves related to its single premium deferred annuity (SPDA) product. Total premiums ceded and reserve credits taken related to this treaty were $16,572 and $57,631, respectively, at December 31, 1994, $3,965 and $44,320, respectively, at December 31, 1993 and $11,429 and $46,352, respectively, at December 31, 1992.

A coinsurance agreement exists between Provident Mutual and the Company with respect to annuities. Prior to 1992, the agreement covered SPDA's issued after 1984. The agreement was amended in 1992 to include single premium immediate annuities and supplementary contracts. The Company retains full statutory minimum reserves on all policies and supplementary contracts covered. Pursuant to this agreement, the Company has taken no reserve credits at December 31, 1994 and 1993.

Approximately $235,712 and $133,489 of the Company's life insurance in force is ceded to Provident Mutual under reinsurance agreements at December 31, 1994 and 1993, respectively.

The Company remains contingently liable with respect to ceded insurance should any reinsurer be unable to meet its contractual obligations.

7. FEDERAL INCOME TAXES

The Company files a consolidated Federal income tax return with Provident Mutual. The tax liability is accrued on a separate company basis which includes an allocation of an equity tax by Provident Mutual to the Company. In accordance with statutory accounting practices, deferred taxes are not provided for timing differences between pretax accounting income and taxable income.

The Federal income tax expense (benefit) includes an equity tax expense of $217 in 1994, an equity tax expense of $49 in 1993, and an equity tax benefit of $(2) in 1992 which includes the following components:

                                                            1994  1993   1992
                                                            ----  -----  -----
Current year equity tax.................................... $550  $ 420  $ 325
True down (decrease) of 1990 equity tax....................  --     --    (327)
True down (decrease) of 1991 equity tax....................  --    (371)   --
True down (decrease) of 1992 equity tax.................... (333)   --     --
                                                            ----  -----  -----
                                                            $217  $  49  $  (2)
                                                            ====  =====  =====

--------------------------------------------------------------------------------
Providentmutual Life and Annuity Company of America
Notes to Statutory Financial Statements -- continued

--------------------------------------------------------------------------------
7. FEDERAL INCOME TAXES, CONTINUED

The provision for Federal income taxes from operations differs from the normal relationship of Federal income tax to pretax income as follows:

                                                        1994    1993    1992
                                                       ------  ------  -------
Federal income tax at statutory rate.................. $1,460  $1,300  $   503
Equity tax expense (benefit)..........................    217      49       (2)
Difference between tax and statutory reserves.........    354      (9)    (273)
Prior year (over) under accrual.......................     37     100     (359)
Bad debt deduction....................................    (69)   (594)  (1,298)
Other.................................................     86     (24)     319
                                                       ------  ------  -------
Federal income tax expense (benefit).................. $2,085  $  822  $(1,110)
                                                       ======  ======  =======

Under current tax law, stock life insurance companies are taxed at current rates on distributions from the special surplus account for the benefit of policyowners designated "Policyholder Surplus" (the Account). The Tax Reform Act of 1984 eliminated further additions to the Account as of December 31, 1983. The aggregate accumulation at December 31, 1983 was $2,037. The Company has no present plans to make any distributions which would subject the Account to current taxation.

8. RELATED PARTY TRANSACTIONS

Provident Mutual and its subsidiaries provided certain investment and administrative services to the Company. During the years ended December 31, 1994, 1993 and 1992, the Company paid $7,174, $5,475 and $3,164, respectively, to Provident Mutual for these services.

The contractual obligations under the Company's SPDA contracts in force and issued before September 1, 1988 are guaranteed by Provident Mutual. Total SPDA contracts affected by this guarantee in force at December 31, 1994 and 1993 approximated $134,097 and $152,305, respectively.

In 1992, the Company sold for cash $20,600 of mortgage loans to Provident Mutual at book value. No gain or loss was recognized on this transaction.

9. COMMITMENTS AND CONTINGENCIES

 Financial Instruments with Off-Balance-Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its borrowers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include investment commitments related to its interest in

--------------------------------------------------------------------------------
Providentmutual Life and Annuity Company of America
Notes to Statutory Financial Statements -- continued

--------------------------------------------------------------------------------
9. COMMITMENTS AND CONTINGENCIES, CONTINUED

 Financial Instruments with Off-Balance-Sheet Risk, continued

mortgage loans, marketable securities lending and interest rate futures contracts. Those instruments involve, to varying degrees, elements of credit and interest risk in excess of the amount recognized in the statements of financial condition but which are not deemed to be material.

At December 31, 1994, the Company had outstanding mortgage loan commitments of approximately $1,300 expiring through February 1995. These commitments were issued in late 1994 at interest rates consistent with rates applicable on December 31, 1994. As a result, the fair value of these commitments approximates the face amount.

Periodically the Company enters securities lending agreements to earn additional investment income on its securities. The borrower must first provide cash collateral prior to or at the inception of the loan. There were no securities lending positions at December 31, 1994.

 Investment Portfolio Credit Risk

  Bonds

  The Company's bond investment portfolio is predominately comprised of investment grade securities. At December 31, 1994 and 1993, approximately $11,320 and $13,863, respectively, in debt security investments (3.2% and 4.3%, respectively, of the total debt security portfolio) are considered "below investment grade". Securities are classified as "below investment grade" by utilizing rating criteria established by the NAIC. These criteria are not necessarily equivalent to the rating criteria employed by independent bond rating agencies.

  The Company had debt security investments in the utilities and financial services industries at both December 31, 1994 and 1993 that exceeded 5% of total assets.

  Mortgage Loans

  The Company originates mortgage loans either directly or through mortgage correspondents and brokers throughout the country. Loans are primarily related to underlying real property investments in office and apartment buildings and retail/commercial and industrial facilities. Mortgage loans are collateralized by the related properties and such collateral generally approximates a minimum of 133% of the original loan value at the time the loan is made.

  At December 31, 1994, there were no delinquent mortgage loans (i.e., loans where payments on principal and/or interest are over 90 days past due). At December 31, 1993, delinquent mortgage loans totalled $998 or 3% of the loan portfolio.

--------------------------------------------------------------------------------
Providentmutual Life and Annuity Company of America
Notes to Statutory Financial Statements -- concluded

--------------------------------------------------------------------------------
9. COMMITMENTS AND CONTINGENCIES, CONTINUED

 Litigation and Unasserted Claims

The Company is involved in various litigation, as both plaintiff and defendant, which has arisen in the ordinary course of business and which, in the opinion of management and legal counsel, will not have a material effect on the Company's financial position.

Insurance companies are subject to assessments, up to statutory limits, by state guaranty funds for losses of policyholders of insolvent insurance companies. In the opinion of management, the outcome of the proceedings and assessments will not have a material adverse effect on the financial position of the Company. Guaranty fund assessments totalled $293, $144 and $146 in 1994, 1993 and 1992, respectively. Of those amounts, $162, $52 and $114 in 1994, 1993 and 1992, respectively, are creditable against future years' premium taxes.

                                     PART C

                               OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

  (a) Financial Statements

      All required financial statements are included in Part A and Part B of this Registration Statement.

  (b) Exhibits

      (1)(a) Resolution of the Board of Directors of Providentmutual Life and Annuity Company of America authorizing establishment of the Providentmutual Variable Annuity Separate Account.1/
         (b) Resolution of the Board of Directors of Providentmutual Life and Annuity Company of America authorizing additional Subaccounts of the Providentmutual Variable Annuity Separate Account.5/
         (c) Resolution of the Board of Directors of Providentmutual Life and Annuity Company of America authorizing additional Subaccounts of the Providentmutual Variable Annuity Separate Account.6/
         (d) Resolution of the Board of Directors of Providentmutual Life and Annuity Company of America authorizing additional Subaccounts of the Providentmutual Variable Annuity Separate Account.
      (2) Not applicable.
      (3)(a) Form of Underwriting Agreement among Providentmutual Life and Annuity Company of America, PML Securities Company and the Providentmutual Variable Annuity Separate Account.2/
         (b) Form of Selling Agreement between PML Securities Company and Sentinel Financial Services Company.3/
      (4)(a) Form of Flexible Premium Deferred Variable Annuity Contract.
         (b) Qualified Plan Rider, IRA Rider, TSA Rider, Unisex Rider.1/
      (5) Form of Application for Flexible Premium Variable Annuity.
          Suitability Statement.1/
      (6)(a) Charter of Providentmutual Life and Annuity Company of America.1/
         (b) By-Laws of Providentmutual Life and Annuity Company of America.1/
      (7) Not applicable.
      (8)(a) Participation Agreement by and among Market Street Fund, Inc., Providentmutual Life and Annuity Company of America and the Providentmutual Variable Annuity Separate Account.2/
         (b) Participation Agreement between Variable Insurance Products Fund, Fidelity Distributors Corporation and Providentmutual Life and Annuity Company of America;4/
         (c) Participation Agreement between Variable Insurance Products
             Fund II, Fidelity Distributors Corporation and Providentmutual Life and Annuity Company of America;4/
         (d) Participation Agreement between Neuberger & Berman Advisers Management Trust and Providentmutual Life and Annuity Company of America (to be filed by amendment);
         (e) Participation Agreement between TCI Portfolios, Inc. and Providentmutual Life and Annuity Company of America (to be filed by amendment);
         (f) Participation Agreement between Van Eck Worldwide Insurance Trust and Providentmutual Life and Annuity Company of America (to be filed by amendment);
         (g) Service Agreement between Providentmutual Life and Annuity Company of America and Provident Mutual Life Insurance Company of Philadelphia.2/
      (9)(a) Opinion of Counsel.
     (10)(a) Consent of Counsel.
         (b) Consent of Independent Accountants.
     (11) No financial statements will be omitted from Item 23.
     (12) Not applicable.
     (13) Schedule for computation of performance data.

--------
1/ Incorporated by reference to Registration Statement on Form N-4 (33-44180)
   filed on November 25, 1991.
2/ Incorporated by reference to Pre-Effective Amendment No. 1 to the
   Registration Statement on Form N-4 (33-44180) filed on March 17, 1992.
3/ Incorporated by reference to Post-Effective Amendment No. 1 to the
   Registration Statement on Form N-4 (33-44180) filed on May 6, 1993.
4/ Incorporated by reference to Pre-Effective Amendment No. 1 to the
   Registration Statement on Form N-4 (33-65512) filed on September 16, 1993. 5/ Incorporated by reference to Post-Effective Amendment No. 1 to the
   Registration Statement on Form N-4 (33-65512) filed on April 29, 1994.
6/ Incorporated by reference to Post-Effective Amendment No. 2 to the
   Registration Statement on Form N-4 (33-65512) filed on April 28, 1995.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR.

   NAME AND PRINCIPAL BUSINESS ADDRESS*   POSITION AND OFFICER WITH DEPOSITOR
   ------------------------------------   -----------------------------------
   L. J. Rowell, Jr.**..................  President and Director
   Robert W. Kloss**....................  Director
   Gerald B. Beam**.....................  Director
   Stanley R. Reber**...................  Director
   John R. McClelland**.................  Director
   Charlene Parsons**...................  Director
   Edward R. Book.......................  Director
   David N. Ingram......................  Director and Executive Vice President
   Joseph A. Alessi.....................  Director of Operations
   Mary Lynn Finelli....................  Financial Reporting Officer
   Andrew J. Stack**....................  Marketing Officer
   Stephen L. White**...................  Vice President--Actuary
   Richard D. Pitts**...................  Vice President--Actuary
   Linda E. Senker**....................  Legal Officer
   Rosanne Gatta**......................  Treasurer
   Sarah C. Lange**.....................  Vice President--Investment Officer
   Timothy P. Henry**...................  Investment Officer
   Edward Schmid**......................  Investment Officer
   Joseph T. Laudadio*..................  Underwriting Officer
   W. Price Loesche**...................  Secretary

--------
 * Unless otherwise indicated, the principal business address is 300 Continental Drive, Newark, DE 19713.
** Principal business address is 1600 Market Street, Philadelphia, PA 19103.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

                              PERCENT OF VOTING
NAME             JURISDICTION SECURITIES OWNED         PRINCIPAL BUSINESS
----             ------------ -----------------        ------------------
Provident        Pennsylvania Mutual Company           Life & Health Insurance
 Mutual
 Life Insurance
 Company
 (Provident
 Mutual)
Providentmutual  Delaware     Ownership of all         Life & Health Insurance
 Life and                     voting securities
 Annuity                      by Provident Mutual
 Company
 of America*
Provident        Delaware     Ownership of all         Life & Health Insurance
 Mutual                       voting securities
 International                by Provident Mutual
 Life Insurance
 Company


                              PERCENT OF VOTING
NAME             JURISDICTION SECURITIES OWNED         PRINCIPAL BUSINESS
----             ------------ -----------------        ------------------
Providentmutual  Pennsylvania Ownership of all         Holding Company
 Holding                      voting securities by
 Company                      Provident Mutual
 (PHC)*
PML Securities   Pennsylvania Ownership of all         Broker/Dealer
 Company*                     voting securities
                              by PHC
Providentmutual  Pennsylvania Ownership of all         Investment Adviser
 Investment                   voting securities
 Management                   by PHC
 Company*
Washington       Pennsylvania Ownership of all         Administrative Services
 Square                       voting securities
 Administrative               by PHC
 Services, Inc.
Institutional    Pennsylvania Ownership of all         Insurance Agency
 Concepts,                    voting securities
 Inc.*                        by PHC
Provestco,       Delaware     Ownership of all         Real Estate Investment
 Inc.*                        voting securities
                              by PHC
PNAM, Inc.*      Delaware     Ownership of all         Holding Company
                              voting securities
                              by PHC
Sigma American   Delaware     Ownership of 80.2%       Investment Management
 Corporation*                 voting securities        and Advisory Services
                              by PHC and 19.8%
                              voting securities
                              by Provident Mutual
ProvidentMutual  Delaware     Ownership of all         Investment Management
 Management                   voting securities        and Advisory Services
 Co., Inc.*                   by Sigma American
Software         Pennsylvania Ownership of 100%        Development and
 Development                  voting securities        Marketing of Computer
 Corporation*                 by PHC                   Software
Market Street    Maryland                              Mutual Fund
 Fund, Inc.**

--------
 *File Consolidated Financial Statements.
**File Separate Financial Statements.

ITEM 27. NUMBER OF POLICYOWNERS

  No Contracts have been issued to date.

ITEM 28. INDEMNIFICATION

  The By-Laws of Providentmutual Life and Annuity Company of America provide, in part in Article XII, as follows:

                                  ARTICLE XII

           INDEMNIFICATION OF DIRECTORS, OFFICERS, AND OTHER PERSONS

      Section 12.01. To the fullest extent permitted by law, the Company shall indemnify any present, former, or future Director, officer, or employee of the Company or any person who may serve or has served at its request as officer or Director of another corporation of which the Company is a creditor or stockholder, against the reasonable expenses, including attorneys' fees, necessarily incurred in connection with the defense of any action, suit or other proceeding to which any of them is made a party because of service as Director, officer, or employee of the Company or such other corporation, or in connection with any appeal therein, and against any amounts paid by such Director, officer, or employee in settlement of, or in satisfaction of a judgment or fine in any such action, suit or proceeding, except expenses incurred in defense of or amounts paid in connection with any action, suit or other proceeding in which such Director, officer or employee shall be adjudged to be liable for negligence or misconduct in the performance of his duty. A judgment entered in connection with a compromise or dismissal or settlement of any such action, suit or other proceeding shall not of itself be deemed an adjudication of negligence or misconduct. The indemnification herein provided shall not be exclusive of any other rights to which the persons indemnified may be entitled.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITER

  (a) PML Securities Company (PML) is the principal underwriter of the Contracts as defined in the Investment Company of 1940. PML is also principal underwriter for the Fund, for the Providentmutual Variable Life Separate Account and for the PMLIC Variable Life and Annuity Separate Accounts.

  (b) The following information is furnished with respect to the officers and directors of PML Securities Company:

       NAME AND PRINCIPAL         POSITIONS AND OFFICES POSITIONS AND OFFICES
        BUSINESS ADDRESS*               WITH PML           WITH REGISTRANT
       ------------------         --------------------- ---------------------
Stanley R. Reber**...............       Director              Director
L. J. Rowell, Jr.**..............       Director              Director
Gerald B. Beam**.................       Director              Director
John R. McClelland**.............       Director              Director
Robert W. Kloss**................       Director
Charlene Parsons**...............       Director
Lance A. Reihl...................       President             None

     NAME AND PRINCIPAL         POSITIONS AND OFFICES   POSITIONS AND OFFICES
      BUSINESS ADDRESS*               WITH PML             WITH REGISTRANT
     ------------------       ------------------------- ---------------------
Anthony Mastrangelo.......... Financial Officer          None
Linda E. Senker**............ Legal Officer & Secretary  Legal Officer
Rosanne Gatta**.............. Treasurer                  Treasurer
W. Price Loesche**........... Assistant Secretary        Assistant Secretary

--------
 * Unless otherwise indicated, principal business address is Christiana Executive Campus, P. O. Box 15626, Wilmington, DE 19850.
** Principal business address is 1600 Market Street, Philadelphia, PA 19103.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

  All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules thereunder are maintained by Providentmutual Life and Annuity Company of America at 300 Continental Drive, Newark, DE 19713.

ITEM 31. MANAGEMENT SERVICES

  All management contracts are discussed in Part A or Part B.

ITEM 32. UNDERTAKINGS

  (a) Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payments under the variable annuity contracts may be accepted.

  (b) Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information; and

  (c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

  (d) Reliance on No-Action Letter Regarding Section 403(b) Retirement Plan. Providentmutual and the Variable Account rely on a no-action letter issued by the Division of Investment Management to the American Council of Life Insurance on November 28, 1988 and represent that the conditions enumerated therein have been or will be complied with.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, PROVIDENTMUTUAL VARIABLE ANNUITY SEPARATE ACCOUNT AND PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY OF AMERICA, CERTIFY THAT THEY MEET ALL THE REQUIREMENTS FOR EFFECTIVENESS OF THIS REGISTRATION STATEMENT PURSUANT TO RULE 485(B) UNDER THE SECURITIES ACT OF 1933 AND HAVE CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED, THEREUNTO DULY
AUTHORIZED, IN NEW CASTLE COUNTY, STATE OF DELAWARE ON THIS   DAY OF DECEMBER,
1995.

                                          Providentmutual Variable Annuity
                                          Separate Account (Registrant)

          /s/ Linda E. Senker                      /s/ L. J. Rowell, Jr.
  Attest: ___________________________       By: _______________________________
                                                    L. J. ROWELL, JR.
                                                        PRESIDENT

                                          By: Providentmutual Life and Annuity
                                             Company of America (Depositor)

          /s/ Linda E. Senker                      /s/ L. J. Rowell, Jr.
  Attest: ___________________________       By: _______________________________
                                                L. J. ROWELL, JR. PRESIDENT

  AS REQUESTED BY THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURES                         TITLE                DATE

        /s/ L. J. Rowell, Jr.           President and            December  ,
-------------------------------------    Director (Principal         1995
          L. J. ROWELL, JR.              Executive Officer)

        /s/ Stephen L. White            Actuarial Officer        December  ,
-------------------------------------    (Principal                  1995
          STEPHEN L. WHITE               Financial Officer)

        /s/ Mary Lynn Finelli           Financial Reporting      December  ,
-------------------------------------    Officer (Principal          1995
          MARY LYNN FINELLI              Accounting Officer)

         /s/ Robert W. Kloss            Director                 December  ,
-------------------------------------                                1995
           ROBERT W. KLOSS

         /s/ Gerald B. Beam             Director                 December  ,
-------------------------------------                                1995
           GERALD B. BEAM

       /s/ John R. McClelland           Director                 December  ,
-------------------------------------                                1995
         JOHN R. MCCLELLAND

        /s/ Charlene Parsons            Director                 December  ,
-------------------------------------                                1995
          CHARLENE PARSONS

        /s/ Stanley R. Reber            Director                 December  ,
-------------------------------------                                1995
          STANLEY R. REBER

         /s/ Edward R. Book             Director                 December  ,
-------------------------------------                                1995
           EDWARD R. BOOK

         /s/ David N. Ingram            Director                 December  ,
-------------------------------------                                1995
           DAVID N. INGRAM

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